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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME LG Electronics

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FILE NO. 82- 3857 FISCAL YEAR 12-31-04

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DATE: 6/7/05



ANNUAL REPORT 2004





LG Electronics



changing

Established as Gold Star in 1958, LG Electronics has risen to the top of Korea's electronics and telecommunications industries by developing innovative technologies and products which push the state of the art. From a strong foothold at home, we have successfully advanced into international markets and have emerged as a major global player. We are securing product competitiveness, as well as market leadership, both at home and abroad. Through heavy investment in research and development, aggressive global marketing strategies, and constant improvement of management practices, we are breaking new ground in the global electronics and telecommunications industries.

Our efforts center around developing cutting-edge digital products. This includes digital TVs, home Internet appliances, and next-generation mobile handsets. LG Electronics plans to be one of the top three electronics and telecommunications entities in the world by the year 2010. To fulfill this vision, we are focused on consolidating our competencies and fostering both mid- and long-term innovations in every area of management. Human resource development, management strategies, overall organizational culture, all will be redeveloped in our pursuit of excellence. By successfully adapting in a changing world we will reach the apex of success.



Financial Highlights

Sales
(in billions of Korean won)


17,095
20,177
24,659
02
03
04

Operating Profit
(in billions of Korean won)


1,029
1,062
1,250
02
03
04

Net Profit
(in billions of Korean won)


498
663
1,546
02
03
04

Total Assets
(in billions of Korean won)


10,133
11,277
13,234
02
03
04

Total Liabilities
(in billions of Korean won)


7,128
7,773
8,218
02
03
04

ROE
(%)


13.7
20.4
36.3
02
03
04

EBITDA
(in billions of Korean won)


1,605
1,680
1,917
02
03
04

Capex
(in billions of Korean won)


533
830
1,274
02
03
04

Debt-to-Equity Ratio
(%)


96.3
108.0
74.5
02
03
04

Summarized Financial Statements

To compare our 2004 results appropriately with the previous year, we have used pro forma full year 2002 numbers from January 1st to December 31st 2002 in the financial highlights and figures below.
It should be noted that our company underwent a demerger in April 2002, and our official financial statements are based on a nine-month period from April to December 2002.

Income Statement

(in billions of Korean won)

	2004	2003	2002
1. Sales	24,659	20,177	17,095
Domestic	5,086	4,794	5,458
Exports	19,573	15,383	11,637
2. Cost of Sales	18,736	15,351	14,254
3. Gross Profit	5,924	4,826	4,349
4. SG&A	4,674	3,764	3,321
5. Operating Profit	1,250	1,062	1,029
6. Non-operating Income	1,610	1,123	721
7. Non-operating Expenses	999	1,349	1,074
8. Recurring Profit	1,860	837	675
9. Extraordinary Gains	-	-	-
10.Extraordinary Losses	-	-	-
11.Income Before Income Taxes	1,860	837	675
12. Tax	314	174	178
13. Net Profit	1,546	663	498

※ The sales on raw materials (outsourcing related) and PC Buy & Sell in 2002 are excluded for like-for-like comparisons.

Balance Sheet

(in billions of Korean won)

	2004	2003	2002
I. Current Assets	4,111	3,773	2,963
Quick Assets	2,436	2,269	1,782
Inventories	1,675	1,504	1,181
II. Fixed Assets	9,124	7,508	7,170
Investment Assets	4,859	3,546	3,304
Tangible Assets	3,630	3,123	2,893
Intangible Assets	636	836	973
Total Assets	13,234	11,277	10,133
I. Current Liabilities	4,959	5,091	4,737
II. Fixed Liabilities	3,259	2,682	2,391
Total Liabilities	8,218	7,773	7,128
I. Paid-in Capital	784	784	784
II. Capital Surplus	1,908	1,892	1,876
III. Retained Earnings	2,064	766	278
IV. Capital Adjustment	261	63	67
Total Shareholders' Equity	5,016	3,505	3,005
Total Liabilities and Shareholders' Equity	**13,234**	**11,277**	**10,133**

At a Glance in 2004


GCGP를 향한 도전과 혁신

Unveiled new vision

LG Electronics has established a new vision of being among the global top 3 electronics and telecommunications companies by 2010. Mindful of this, the Company recently unveiled a guideline called "The LG Electronics WAY" to all of its employees. This guideline presents a new management system that will accomplish what is necessary to achieve the Company's vision, and ensure that ethical conduct and value will be shared by all Company employees. In 2004, with a strong commitment to the achieving of our goal, we carried out a broad spectrum of changes and innovations in every area of our management.



Achieved the best business results ever recorded by LG Electronics

LG Electronics achieved a net income of KRW 1.6 trillion, and total sales revenue of KRW 24.7 trillion, for the year 2004. This represented the best business performance ever reached in the Company's history. Our aggressive marketing in overseas markets of premium home appliances, digital TV, and mobile handsets, was the main factor driving the improvement in our 2004 results. These results are impressive considering the very challenging business climate in 2004.


Outward Bound

Vice-chairman S.S. Kim was considered a global CEO by the world's press.

S.S. Kim, CEO and vice-chairman of LG Electronics, has been covered as a global CEO by such members of the international major press as Time and Business Week. In its June 9, 2004 edition, Business Week, a weekly economic magazine of the U.S., selected vice-chairman Kim as "Asia's Star in 2003". TIME, a major weekly magazine of the U.S., carried the article about LG Electronics and S.S. Kim in detail under the subject of "LG greatly expands its presence in global markets".



Increased our share of the third-generation mobile handset market

Based on the best WCDMA technology, and its marketing capabilities, LG Electronics has made remarkable gains in the world's third-generation mobile handset market. We supplied WCDMA handsets to Hutchison and Orange, which are third generation mobile phone service providers in Europe. Furthermore, we were selected as a preferential WCDMA handset supplier to Cingular Wireless of the U.S. This laid a solid foundation for LG Electronics to reach the top in the world's third-generation mobile handset market in both Europe and the U.S.



Developed a 5th generation chip for digital TV

In February 2004, LG Electronics successfully completed the development of a 5th generation chip for digital TV. This has provided a great boost to digital TV broadcasting in countries that adopted the standard of ATSC system-based digital TV. This included Korea, Canada and the U.S. By greatly improving the performance over existing 4th generation chips, the 5th generation chip enables the receipt of digital cable broadcasting, and terrestrial digital broadcasting. It also improved the receipt of indoor signals, and resolved the problem of shadow areas in which it is difficult to receive broadcast signals.



Enhanced social contribution activities

In 2004, we further strengthened our social contribution activities and faithfully fulfilled our social responsibilities. The LG Electronics' Volunteer Group was particularly active. Each member of the group, including CEO S.S. Kim, actively participated in a vast array of social programs in different venues. These included raising funds to help needy neighbors, supporting orphaned teenagers who bear the responsibility of caring for younger siblings, and providing IT training programs to physically challenged people.



Advanced into new business areas in a full-fledged manner

We have aggressively advanced into new business areas, aided by the remarkable growth in our conventional businesses. New innovative products in the home appliances arena, such as dish washers, wine refrigerators, and lightwave ovens, were launched. These products created a great sensation, both at home and abroad. In the digital media field, the Company also introduced a new series of MP3 players.


THE TOYS OF SUMMER
GLOBAL 500

Showcased the world's best technological expertise

LG Electronics showcased its state-of-the-art technologies in various areas in 2004. Our next-generation digital TV broadcasting technology was adopted as the ATSC standard in the U.S. Furthermore, we launched the world's largest 55-inch all-in-one LCD TV and 71-inch PDP TV.



LG Electronics' products won great popularity in overseas markets

For three consecutive years the Company's air conditioner has been selected as the best in its field by the Consumer Union in the U.S. Also our DVD recorder won the Best Buy Award in the Netherlands and Belgium. Moreover, our air conditioner, vacuum cleaner, microwave oven, and optical storage were all selected as a national brand in Russia. These accomplishments have set a foundation for future growth that will help us become one of the Top 3 Global companies.


PDP A3 공장 기공식
2004. 5. 3

Held a groundbreaking ceremony for a PDP A3 factory

LG Electronics invested in a PDP A3 factory (4th line), to reinforce its PDP market presence and create a powerful drive toward grabbing the world's number one position in the near future. In the first stage we will have invested KRW 660 billion by the third quarter of 2005. Later, in order to respond flexibly to the fast-growing PDP market, we plan to move into the second and third stages of the investment.



Gained third place in the North American mobile phone market

As LG Electronics became the supplier of mobile phones to Cingular Wireless in 2004, the Company greatly increased its share in the North American mobile phone market. Our share ranked top in the North American CDMA handset market in 2003 and 2004. At the same time, we have solidified our position in the market by gaining third place in the North American handset market, including GSM handsets.



Developed the world's first terrestrial digital multimedia broadcasting(DMB) mobile phone

LG Electronics developed and released a mobile phone that enables the receipt of terrestrial DMB. This is the first in the world. The DMB mobile phone adopts the "DMB-Receiving System-on-Chip (SoC)" developed by the Company. The chip greatly reduces battery power consumption, as well as the size of the device. It also enables users to watch terrestrial broadcasts while talking on the phone.

Entering the Global Top 3



Great Company, Great People

We at LG Electronics would like to express our heartfelt thanks to our shareholders and customers. Your continued support, affection, and encouragement have been of great help as we move ever closer to becoming one of the world's top three electronics and telecommunications firms.

2004 was a significant year for us, as we laid a strong foundation for future growth. We unveiled a new vision we call "Global Top 3 by 2010". In moving towards the fulfillment of that vision we have instituted a broad range of innovations throughout our management system. Thanks to these efforts, LG Electronics has achieved its best business performance ever. This remarkable performance was achieved despite a number of difficulties. Obstacles we overcame this year included long-term stagnation of domestic consumption, a drastic increase in the price of oil, the fluctuation of raw material prices, a decrease in product prices, and a steep upturn in the Korean currency's value.

Best business results in 2004

In 2004, due to a remarkable growth in exports, LG Electronics recorded the highest gross sales figure ever. This represented a 22% increase to KRW 24.7 trillion, and demonstrated our increasing global reach. Both operating and ordinary income stood at KRW 1.3 trillion and KRW 1.9 trillion respectively. In addition, net income came to KRW 1.6 trillion. These figures represent the best business performance in our history, and reflect growth in multiple divisions.

Sales from the Mobile Communications Division were up 55% from last year, reaching a total of KRW 9.5 trillion. Handset sales increased greatly in Europe and North America, with sales revenues of KRW 8.4 trillion. This was a remarkable 61% increase over the previous year. Our handset business has achieved a growth rate of more than 45% for five years in a row. This is the highest growth rate realized by any of the world's leading handset manufacturers.

Sales revenue from the Digital Display Division grew 19% to a record KRW 5 trillion. The growth was driven mainly by strong sales in both digital TV and PDP. The Digital Media Division saw sales revenue of KRW 3.8 trillion. This was a 7% decrease from last year, largely due to the removal of the PC OEM business. If PC sales are excluded, the sales revenue in the Digital Media Division would instead show a growth of 17%. Digital Appliance Division sales increased 10% to KRW 6.2 trillion. A surge in premium products such as air-conditioners and drum washing machines fueled the overall growth. For five consecutive years, LG Electronics' air-conditioners have been the number one sellers in the world's appliance market.

VISION

GLOBAL TOP 3 BY 2010

To this end, we continue to enhance our employees' core competencies in order to establish a solid foundation for future growth.



Strengthening our core competence as a global company in 2004

LG Electronics emphasizes quantitative growth, but the pursuit of qualitative growth is also important for maintaining our competitiveness both at home and abroad. To this end, we continue to enhance our employees' core competencies in order to establish a solid foundation for future growth. We introduced an innovative activities called "Tear Down & Redesign (TDR)" which is based on Six Sigma. Using this framework, our efforts towards change focused on all applicable management areas whether R&D or marketing, production or design.

These innovative parameters were also applied to all management support sections on short and mid-term bases. With these efforts, a new corporate culture has been established. As this corporate culture has sunk its roots into the Company's overall organization, tangible results have already emerged. The employee self-confidence has greatly increased, furnishing the energy necessary in overcoming intensified market place competition. This brings us closer to our goal becoming one of the "Global Top 3".

Business direction in 2005

In 2005, the unfavorable business environment caused by decreased domestic consumption, elevated oil prices, and a stronger Korean currency, will likely continue. However, LG Electronics will self-confidently meet the challenge of becoming one of the top five electronics and telecommunications companies in the world. This effort will be an important cornerstone in our joining the "Global Top 3" by 2010.

To accomplish this goal, we will keep placing the utmost emphasis on the crucial area of mobile phone manufacturing and sales. This segment of our business will be the main determinant of the speed and direction of future growth. Furthermore, digital TV market has potential for explosive growth, which would boost sales in our display division. Thus, we will make a concerted effort to secure an edge over our competitors in this market. We will also focus on the growing realm of digital media, which heralds an era of digital convergence. We will increase the profitability of the digital appliance field in order to provide ourselves with a healthy cash flow. Finally, we will continue to foster innovative management to maximize productivity. These activities will form a strong base for continued growth for the foreseeable future.

Three key tasks in 2005

To become a global top 5 electronics companies in 2005, and to solidify our position as a respected global company, LG Electronics will diligently undertake the following three tasks:

Domestic Sales
(in billions of Korean won)


2004 5,086
2003 4,794
2002 5,458

Overseas Sales
(in billions of Korean won)


2004 19,573
2003 15,383
2002 11,637

We will reinforce our marketing strategies, increase brand value, and bolster our market leadership position.

First, we will concentrate on 'High Quality Manpower Development Management'. This management approach selects the Company's most promising employees, and helps them to become experts in their field. In addition, we will offer a working environment that encourages our employees to passionately face new challenges. We will also focus on recruiting high-quality people from outside the Company.

Second, we will continue to promote 'Technology Management'. This will help us increase our research and development investments with the aim of creating cutting-edge technologies that will give us an edge in the marketplace. We will develop technologies that lead the way to global standardization. Based on these technologies, LG Electronics will keep exploiting new growth drivers over the mid and long-terms.

Third, we will practice 'Global Management'. Even though eighty percent of LG Electronics' sales come from international markets, we must further strengthen our global marketing efforts. We will reinforce our marketing strategies, increase brand value, and bolster our market leadership position. The power of decisive execution is the crucial factor in effectively implementing these three tasks. To this end, LG Electronics has conducted a variety of 'Fast Execution' activities, which accelerate the improvement across the board. By using these techniques, we try to improve our business performance by up to thirty percent.

A great company becomes greater

LG Electronics underwent changes in 2004 that helped us become a more progressive company. Our corporate culture focuses on challenge and innovation, and we remain committed to change, as we continue our excellent business performance. Increasing company value will reward not only our shareholders, but our customers and employees as well. LG Electronics will stand tall on the world stage, a leader in the global electronics and telecommunications field. As we continue to earn the respect and confidence of the global community, watch us continue to thrive. LG Electronics is a name being noticed, and increasingly valued, all over the world.

Thank you.

S. S. Kim

CEO **S. S. Kim**

Global Leading Products

By developing and launching state-of-the-art digital products, LG Electronics has become one of the fastest growing electronics and telecommunications companies in the world. Based on the world's best digital technology, and accelerating into ubiquity with a vast array of digital convergence products, we are positioned to become one of the 'Global Top 3' electronics companies. LG Electronics is committed to opening a more convenient and exciting digital world through our new technologies and products.

WCDMA Handsets



LG

22.8%

LG Electronics developed the world's first single chip solution of the 3rd generation mobile phone by installing a chip that integrates the WCDMA, GPRS, and GSM systems. Based on this technological breakthrough, LG Electronics is now ranked at the top of the European 3rd generation handset market which has been growing remarkably since the beginning of 2004. With high-definition video calls, an optimized multimedia environment, and the best streaming video and sound quality, we are breaking new ground in mobile communications.

*Source : Strategy Analytics

PDP Module



22%

LG Electronics, as one of the world's top three PDP module makers, boasted a 22% share of the international market in 2004, and ranked as the number two PDP module maker in the world. We applied Single Scan technology to the XGA model, the first to employ such technology in the world. Through constant development of advanced technologies, we will keep leading the PDP module market.

*Source : DisplaySearch

Optical Storage



29%

LG Electronics has maintained a number one ranking in the global optical storage market for seven consecutive years since 1998. With our ascendance to the top spot in the DVD recording market in 2004, we have gained the top spot in global sales of all optical storage products. The timely development and introduction of advanced products ranging from CD-ROM to Super Multi DVD Writers has been crucial to this remarkable growth.

*Source : TSR

DVD Players



12%

Our DVD Player also gained the global market's number one slot in 2004. Our products garnered the "Best Buy Award" from a number of European DVD player magazines. LG Electronics will continue to maintain its leading position by developing a broad spectrum of cutting-edge products including our portable DVD Player and DVD recorder- next generation digital AV products

*Source : TSR (Combi is included.)

Residential Air-Conditioner



20%

Because of the quality of our products, LG Electronics has firmly maintained the top sales rank in the global air-conditioner market for the past five years. Functions such as optimized cooling, air purifying, and power saving make our air-conditioner outstandingly efficient and environmentally friendly. These functions are made possible by applying advanced technologies such as clean air cooling, Plasma air purifying, and multi-power systems. Furthermore, our split wall-mounted air-conditioner boasts stylish design and beautiful color.

*Source : Fuji Keizai

LCD Monitor



10%

In 2004, LG Electronics ranked the No.2 position in the world's LCD monitor market. In particular, the newly launched LX40 and LX80 series feature the world's best response time, as well as sophisticated design. We are gaining worldwide recognition as a prestigious maker of masterpiece LCD monitors.

*Source : Internal Estimates

CDMA Handsets



19%

Due to our advanced technology, high quality products, and active brand marketing partnership with global telecom operators, we are maintaining a leading position in the major global CDMA handset markets, including North America and India. We are also releasing new handsets with various multimedia functions that support advanced mobile phone services. The combination of these factors has given us the lead in the world's CDMA market.

*Source : Strategy Analytics

Canister Vacuum Cleaner



13.7%

We have adopted the cyclone dust collection system. This allows our CYKING vacuum cleaner to completely eliminate bacteria and minute dust. An ion air purifying function makes the CYKING more hygienic, and we have eliminated the need for a dust bag. The cleaner is also designed with a consideration for advanced physical engineering. LG Electronics had a 13.7% share of the global vacuum cleaner market in 2004. This has enabled us to achieve the top position in the global marketplace two years running.

*Source : Internal Estimates



operating globally

The world is beginning to recognize LG Electronics as a rising star in next generation mobile phone development, and continuing to view us as a leader in cutting edge electronic appliances such as digital TVs. With top-notch products, LG Electronics makes a deep impression on customers throughout Asia, Europe, North America, South America and even Africa. Our goal is to enrich and improve the lives of our customers. Our premium home appliances, advanced displays, digital media, and next generation mobile phones do just this. LG Electronics is a name which inspires consumer confidence around the globe.



Business Review

Mobile Communications


Mobile CCD Camera
1.3 Mega Pixels

Overview

Our Mobile Communications Division provides total information and communications solutions. We are rapidly emerging as a leader in the third generation handsets and systems following our successful breakthroughs in the CDMA and GSM handset markets. LG Electronics will continue to lead in the global market through active marketing approaches, state-of-the-art handset development, and win-win partnerships with local telecommunications operators.

-

Main Products

CDMA handsets, GSM handsets, 3rd generation (WCDMA) handsets, wireless/wireline telecommunications systems, PBX, and Key Phones.

-

Business Results in 2004

In 2004 we achieved KRW 9.5 trillion in total sales, and an operating income of KRW 636.2 billion. Total sales and operating income increased 55% and 99% respectively over the figures for the previous year. Due to the large increase in mobile phone sales in North America and Europe, sales revenue of mobile handsets stood at KRW 8.4 trillion, up 61%. Our mobile phone sales have sustained a growth rate of greater than 45% for five years in a row.

Growth

55%

Digital Appliance



Overview

Our Digital Appliance Division creates innovative products that improve people's daily lives in countries around the globe. We are quickly rising to become a top force in the world market by expanding the reach of our premium home appliances. These include residential air-conditioners, microwave ovens, vacuum cleaners, side-by-side refrigerators, and drum washing machines.

-

Main Products

Air-Conditioners, Air Cleaners, Microwave Ovens, Vacuum Cleaner, Refrigerator, Washing Machines, Dish Washers, Compressors, Motors, and Magnetrons.

-

Business Results in 2004

Due to a strengthening export volume we achieved KRW 6.2 trillion in total sales, an increase of 10% over the previous year. Our residential air-conditioners have maintained its global the No.1 market share for five consecutive years. Furthermore, our microwave ovens and washing machines have become top products in the marketplace, positioning us for further growth.

Growth

10%

Digital Display



Overview

LG Electronics' Digital Display Division produces products such as digital TV, PDP and OLED, among others. We have the world's best in technologies such as Single Scan technology of PDP, and digital TV core technology. LG Electronics has also developed the world's best technologies in the digital display arena by developing and producing a 55 inch LCD TV, a 71 inch PDP, and the world's first 76 inch PDP TV.

-

Main Products

TVs (PDP TV, LCD TV etc.), PDPs, Monitors, Projectors, USB memory, Flash memory cards, and OLED

-

Business Results in 2004

Thanks to an increase in digital TV and LCD monitors sales, LG Electronics' Display Division achieved KRW 5 trillion in total sales, up 19% from the previous year. Our LCD monitors, PDP modules, and PDP TVs held the second largest share of the global market, and LCD TV's ranked in the global top 5.

Growth

19%

Digital Media


Delete
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8
9
PgUp
4
5
6
2
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PgDn
Enter

Overview

Our Digital Media Division is responsible for carrying out advanced AV and IT businesses that embrace the manufacturing and sale of digital AV, optical storage, PCs etc. We are solidifying our position as a global leader in optical storage, DVD Players, and Home Theater systems. We will continue to make a concerted effort towards becoming a leader in digital convergence by developing new converged digital products, and enhancing strategic alliances with local telecom operators.

-

Main Products

Home Theater, DVD Recorder, MP3 Player, Optical Storage, Notebook PC, Desktop PC, and PDA

-

Business Results in 2004

In the Digital Media Division, sales revenues came to KRW 3.8 trillion. This is a 7% decrease from last year due to the removal of the PC OEM business. Our optical storage system continued as the No.1 seller globally for seven consecutive years, and now Home Theater and DVD Players have reached the top position as well.

Growth

-7%

Mobile Communications

Mun-Hwa Park
Mobile Communications Division

LG Electronics' Mobile Communications Division has endeavored ceaselessly to become the No.1 player in the global telecom field, as well as to maintain our rapid, but steady, growth in the future. In 2004, our mobile handset business generated the phenomenal results in the Company's history, and bolstered our leading position in the world's telecommunications market. We are already one of the top players in the global CDMA handset business, and have also successfully broken into the US and European GSM markets. Additionally, LG Electronics has emerged as a major player in the 3rd generation mobile handset market. Driven by our focus on partnership with custmers, we remain committed towards reaching at the top of global mobile communications.



LG-U8138, WCDMA Handset for Overseas Markets

3G WCDMA handset that supports camcorder & video telephony / Supports VOD & MOD / Supports MP3 player



Sales
(in trillions of Korean won)
■ Domestic
□ Export


1.4
4.7
6.1
1.6
7.9
9.5
03
04

Operating Profit
(in billions of Korean won)


319
636
03
04

Quarterly Sales
(in trillions of Korean won)


1.9
2.2
2.5
2.9
1Q
2Q
3Q
4Q

Our business results in 2004 were outstanding. We achieved KRW 9.5 trillion in total sales with an operating profit of KRW 636.2 billion. The total sales and operating income were up by 55% and 99% respectively over the previous year. We shipped a total of 44 million handsets in the global market, a growth of more than 60% over the 27 million handsets sold in 2003. On the basis of such a rapid growth, our global market share increased to 7%. This has laid the groundwork for LG Electronics to become a 'Global Top 3' handset manufacturer in the near future.

LG Electronics has been sustaining its leadership position in the global CDMA handset market, supplying 26 million handsets in 2004, a 22% growth. In particular, CDMA handset shipment in the North American market went up more than 30%. Based on our cutting-edge technology and strong worldwide brand power, we also solidified our leading position in high growth potential markets such as China, Mexico, and Venezuela. Furthermore, we have penetrated the global GSM markets in Europe and North America supplying over 14 million handsets, which was up 136% over the previous year. LG Electronics has recently started supplying GSM handsets to such major global mobile phone service providers as Vodafone, Orange, T-Mobile in Europe, and Cingular in the U.S. We have also built a solid business foundation in China, India, and Latin America, expanding our overseas operations greatly.

With the world's best technology, and timely penetration, we have secured the No.1 position in the 3rd generation mobile handset market, supplying a total of four million WCDMA handsets to major European companies such as Hutchison, Orange, and Telefonica. Furthermore, we were selected as a preferred WCDMA handset supplier to Cingular Wireless in the U.S. This gave us an opportunity to lay the cornerstone for a full-scale launch of the WCDMA handset business in the U.S. market.

In regards to network equipment business, domestic mobile communications operators delayed their investments in the 3rd generation wireless networks in 2004. To counteract this unfavorable market environment, we have been laying the groundwork for future growth through continued innovations in our management style. Despite the slow-down in the world's telecommunication equipment market, LG Electronics has completed the development of an HSDPA base-station, which is 3.5 generation WCDMA equipment.



MP3

LG-LP5200, Multifunctional Camera Phone
Enjoy the music of MP3 installed in mobile phone through the audio equipped with FM radio / Antibiotic silver nano coating case / Text to Speech (TTS) function / Supports electronic dictionary / 1.3 million pixel camera / MP3 player / 17Ø dual stereo speaker



Contribution
to Sales
%
39

☐ Mobile Communications



Contribution
to Operating
Profit
%
47

* Others are excluded in total



12
Product
Composition
%
51
37

☐ CDMA handsets
☐ GSM handsets
☐ System / Others

* The WCDMA handset is included in the GSM handset.

We have also increased overall sales and improved our profitability compared to the previous year by successfully expanding the Wireless Local Loop(WLL) business in overseas markets.

In 2004, our Mobile Communications Division released a broad spectrum of new products to maintain our product leadership in the market. We launched the world's first terrestrial Digital Multimedia Broadcasting(DMB) handsets, fingerprint recognition handsets for improved security as well as diet and diabetes monitoring handsets, pioneering the mobile health care market. We also introduced MP3 phones and mega-pixel digital camera phones, leading the wave of new advanced mobile handset trends in the domestic market. Furthermore, LG Electronics has continued on its path to become one of the 'Global Top 3' handset manufacturers by raising our brand awareness and focusing on the premium segment with broad product line-up including a variety of mega-pixel camera phones and VOD multimedia phones.

In 2005, the demand for a wide range of convergence products is expected to increase in Korea, Europe, and the U.S. In addition, competition among the top 6 global handset makers will be more intense with the main battle field being handset price and new innovative product launches. As demand steadily increases in Western Europe, North America, and emerging markets such as India, Brazil, and China, the overall market size is expected to grow more than 6% over the previous year.

To stay ahead of intensified competition, and to fully respond to the rapidly changing business environment, we will continue placing the utmost emphasis on being first to market with advanced products that satisfy our customers' ever-changing needs. We will also carry out innovations in overall management and maintain product competitiveness against our competitors. With the establishment of six regional business divisions in 2004, we have further enhanced our local management system while we continue to focus our entire organizational forces on a coordinated effort toward being a 'Global Top 3' player.

M. H. Park

Mun-Hwa Park
Head of Mobile Communications Division

Major Awards



○
Apr. 2004
Acquired "Environmental Declaration of Products" for the first time in the Korean mobile phone industry
- LG-SD230

○
Dec. 2004
Received 'iF Design Award 2005' in Germany
- Music an LB300,
IM Phone (LG-F9100)

○
Jan. 2005
Selected as a top mobile phone in 'Consumer Report' published by the U.S. Consumer Association
- VX7000

○
Jan. 2005
Received an innovation Award of '2005 CES'
- Mega Pixel Phone,
Slide Down Phone,
and PTT(Push to Talk) Phone



○
LG-SV360, 3D Game Phone for the Korean Market
The world's first one million polygon level 3D game phone / Installing 3D acceleration chip / Supports motion control games / Installed horizontal type QVGA LCD / 1.3 million pixel camera / MP3 player



○
LG-F9100, QWERTY Messenger for the U.S. Market
Using e-mail, text-messages, and internet messenger by utilizing QWERTY key / Side type design / Voice dialing / Supports wireless internet



○
LG-KF1000, Combined Wired and Wireless In One Phone for the Korean Market
Mobile phone outside home and economical fixed phone inside home / Blue Tooth wireless headset / Hands-free, Woki Toki / Supports VOD and MOD / Supports MP3 player / 1.3 million pixel camera, takes a streaming video film / Speaker phone / Stores high-capacity data by applying mini SD slot



○
LG-VX8100, Multimedia Camera Phone for the U.S. Market
EVDO system-based MOD phone offered to Verizon Wireless, the number one CDMA mobile phone operator in the U.S. / External MOD key, 3D sound speaker / Data interoperability with external devices such as a wireless headset by applying Blue Tooth technology / Storing high-capacity data by applying mini SD slot



○
LG-SD350, 3 Million Pixel Camera Phone for the Korean Market
Built-in 3.24 million pixel CCD camera / MP3 player / 16⌀ 3D dual stereo speaker / Supports mobile banking / Stores high-capacity data by applying mini SD slot

Digital Appliance

Young-Ha Lee
Digital Appliance Division

In 2004, our Digital Appliance Division achieved revenues of KRW 6.2 trillion, a 10% increase from last year. This growth is primarily attributable to the strengthening of our global operations. For the fifth consecutive year, our residential air-conditioners maintained a leading share of the global market, and this year our washing machine became a major product in the world market. With these, and other products, we have bolstered our leadership position in the worldwide home appliance market.



TV Refrigerator

The world's first refrigerator with TFT LCD TV / Maximizing consumer efficiency by combining side-by-side refrigerator with LCD TV / Solving the problem of radiant heat with multidimensional cooling system / Drawing keen attention from the world's press in a variety of International expositions



Sales
(in trillions of Korean won)
■ Domestic
□ Export


3.7
5.6
4.2
6.2
1.9
2.0
03
04

Operating Profit
(in billions of Korean won)


497
448
03
04

Quarterly Sales
(in trillions of Korean won)


1.8
1.7
1.4
1.3
1Q
2Q
3Q
4Q

In 2004, we achieved KRW 6.2 trillion in sales, a 10% increase from last year, despite a slowdown in domestic sales caused by stagnation in the Korean economy. Hard work yielded breakthroughs in the Indian, North American, and European markets, increasing our overseas sales by 14%. Premium digital home appliances such as TROMM washing machines, and side-by-side refrigerators led this foreign expansion.

Our refrigerator export sales greatly increased when compared with domestic sales. Successful launches of high-valued premium products like side-by-side refrigerators in North American and European markets were major sources for this growth. We also focused on finding mid and long-term growth drivers by releasing new premium products, such as three door refrigerators, in the second half of 2004.

Our air-conditioner sales were up 15% over the previous year due to the combination of a marked increase in overseas sales, and a hot summer which boosted sales in the domestic market. It didn't hurt that our residential air-conditioners have been ranked the number one product in the global market for five years now. With this technological and product leadership, LG Electronics diversified its business structure by advancing into the commercial air-conditioner market. This will boost our mid- and long-term growth momentum, and future success.

While domestic sales were somewhat slow, exports of washing machines grew remarkably in 2004. This resulted in a 25% growth in our washing machine business. Much of the credit for this achievement can be attributed to the excellent technology of the TROMM washing machine and sales increase of dish washers and driers in the European and North American markets. In particular, our drum washing machine reached a milestone in the North American market, occupying nearly 50% of the market share of drum washing machines, within Best Buy, which has distribution network throughout North America.

In 2004, our cooking appliance business was restructured, and saw decreased sales, both at home and abroad. Much of this revenue reduction stemmed from the moving overseas of our production bases to improve our overall cooking appliance business structure and the recall of the IH rice cooker.



TROMM

Reducing noise and vibration and strengthening durability by adopting direct drive system / Improving washing power and reducing the consumption of water and detergent by adopting shower spray system / Reducing the washing time and consumption of power / Facilitating the input and output of laundry with large front door


25
Contribution to Sales
%

☐ Digital Appliance


33
Contribution to Operating Profit
%

* Others are excluded in total


8
4
9
34
Product Composition
%
20
25

- ☐ Air Conditioner
- ☐ Refrigerator
- ☐ Washing Machine
- ☐ Cooking Appliances
- ☐ Vacuum Cleaner
- Others

Domestic sales of vacuum cleaners were also slow due to Korea's sluggish economic situation. During this time, our business restructuring has also led to a decrease in the export volume of vacuum cleaners. However, we will improve our vacuum business structure by moving our commodity production base overseas and increasing the sales contribution of premium products such as CYKING vacuum cleaner.

In 2005, our overall business environment is expected to face both domestic and international difficulties. This is primarily due to continued stagnation in the Korean economy, an unstable supply of raw materials, and stringent environmental regulations worldwide. Above all, the increasing value of the Korean currency will directly impact the entire business' profit growth. To counteract this decrease in profitability due to unfavorable external factors, LG Electronics will focus on stimulating premium products sales in the global market, as well as reducing costs. We will also strive to make greater inroads into the European digital appliance market. These efforts will help us secure a stable profit margin in 2005.

2005 will become a vital year for moving into a second stage of growth in our Digital Appliance Division. We will channel our energies towards promoting growth in overseas markets. Aggressive marketing strategy will make this possible.

Additionally, by strengthening our core competency of research and development we will continue developing top products that stay ahead of customer demands. Securing high-quality product leadership, as well as basic cost competitiveness, is another of our goals. We will also optimize our production responses to conform to changing business environments. Bearing all of these factors in mind, LG Electronics will exert a maximum effort to strengthen Six Sigma and TDR activities that encourage continued innovation throughout our management processes.

Young-Ha Lee
Head of Digital Appliance Division

Major Awards



○
Mar. 2004
Received "The 12th Excellent Advertisement Award Selected by Consumers" Sponsored by the Korea Advertisers Association
- TROMM Washing Machine

○
Mar. 2004
Selected "National Brand" of Russia
- Air-conditioner, Vacuum Cleaner

○
Mar. 2004
Selected "Top Product of The Year" in Byelorussia
- Vacuum Cleaner, Air-conditioner, Microwave ovens

○
Nov. 2004
Received "Energy Winner Award of The Year"
- Linear Refrigerator, Kimchi Refrigerator

○
Dec. 2004
Received "iF Design Awards 2005" in Germany"
- SolarDOM Lightwave oven

○
Dec. 2004
Received "Grand Prize in Marketing" Awarded by Seoul Economic Daily
- Air-conditioner



○
ARTCOOL Air-conditioner
Realizing optimal cooling condition with three dimensional cooling system / Offering clean air with neo plasma air purifying system / A variety of convenient functions and power saving function / Strengthening interior function with charming design and colors

○
SolarDOM Lightwave Oven
Combining the strong points of electric oven and microwave oven / Using halogen heater and magnetic waves at the same time, up to four times faster cooking speed maintaining the original taste of food with infrared cooking method by using lightwaves / Maintaining maximum flavor with the rapid cooking speed





○
CYKING
Cyclone dust suction system with strong absorption / Ion air purifying function that eliminates bacteria / No need for a dust bag / User-friendly design with advanced physical engineering

○
Linear Refrigerator
Adopting the linear compressor with low power consumption and low noise level / Eco-friendly refrigerator using environmentally friendly cooling system / Green Ion catch-in function that eliminates bacteria and minute dust / Vitamin vegetable section that keeps food fresh for a long time





○
ROBOKING
Remote control and automatic electric charging / Applying cutting-edge technology such as ultrasonic sensor module and curve and corner detection / Adopting 100W BLDC motor for strong absorption / Long duration by using lithium polymer battery / Using HEPA filter system that consists of 9 layers in 5 stages

Digital Display

Sang-Han Yoon
Digital Display Division

Despite an unfavorable business environment at home and abroad in 2004, our Digital Display Division enhanced the Company's growth by strengthening the competitiveness of our display products, and securing a leadership position in the market. Our PDP TVs and LCD monitors occupied the No.2 positions in the global electronics market, while our LCD TV was the fifth best seller in its class.
Capitalizing on our proprietary technology for terrestrial digital TV broadcasting in the U.S., we also succeeded in commercializing Single Scan technology to the XGA model, the first of its kind in the world. With these efforts, LG Electronics has obtained the world's best PDP high definition technology, leaping forward to become a major force in the global digital display market.


Life's Good

71 Inch Plasma HDTV (71PY10)

Offers1920x1080p ultra high definition (HD) resolution, the highest resolution available at the present time / Uses LG Electronics' own XD Engine to provide vivid and crystal clear images / Offers the best premium products plated in 24K Gold / Home theater system is plated in 24K Gold combined with set-top box



Sales
(in trillions of Korean won)
■ Domestic
■ Export


0.9
3.3
4.2
0.9
4.1
5.0
03
04

Operating Profit
(in billions of Korean won)


191
89
03
04

Quarterly Sales
(in trillions of Korean won)


1.3
1.2
1.2
1.3
1Q
2Q
3Q
4Q

2004 was a difficult year for domestic businesses due to stagnation in domestic consumption, an increase in oil prices, the steep rise in raw material prices, and a decrease in product sales prices. In spite of this negative environment, the 2004 sales revenue for the Digital Display Division came to KRW 5 trillion, up 19% from the previous year.

Sales increases in PDP and digital TVs are one of the main contributors to this remarkable business performance. Strong efforts were made to strengthen the PDP and LCD TV sales in 2004. We globally sold 400 thousand PDP TVs. This represented a 196% increase in sales over the previous year. This outstanding performance led to our gaining second place in global market share. We also sold 680 thousand LCD TVs, more than double the number sold last year. Our position in the global LCD TV market rose to fifth due to this doubling of sales. LG Electronics also enjoyed greatly increased sales of its premium products in the European market, and reinforced its business base in the North American market as well. In particular, our PDP and LCD TVs were introduced into key electronic appliance distribution chains in the U.S. including Best Buy and Circuit City.

Based on accumulated technological expertise, and constant investment in research and development, we released an array of products with new technologies and functions this year. Examples of this include the Company's launch of the world's first 71 inch PDP TV, containing XD engines which improve the quality of streaming video, and our introduction of the world's first 55 inch LCD TV with built-in digital tuner. These innovative technological breakthroughs greatly increased the worldwide recognition of LG Electronics as a leader in the display field.

Sales of our PDP module surged because of our aggressive marketing approaches and a fast growing market. We achieved sales of 800 thousand units in 2004. To satisfy the increased volume of sales, we started operating the 3rd production line in April of 2004. This brought our production capacity up to 140 thousand modules per month. In terms of technological advancements, we realized the world's best contrast ratios through ceaseless efforts to improve in-house research. In addition, LG Electronics increased its cost competitiveness by commercializing the world's first Single Scan technology for the XGA model.

Our monitor sales revenue went up by 24% over last year, thanks to the increase in sales volume of LCD monitors and multi-functional monitor products. The cumulative production volume of monitors exceeded 100 million in 2004. Selling our monitors through the Best Buy's nation-wide distribution



55 Inch LCD HDTV (55LP1D)
Offers 1920x1080p ultra high definition resolution / Adopts LG Electronics' own XD Engine to provide vivid and crystal clear images / Offers fast response time and 176-degree viewing angle by adopting Super In-Plane-Switching (Super IPS) technology


20
Contribution to Sales
%

☐ Digital Display


7
Contribution to Operating Profit
%

* Others are excluded in total


4
18
Product Composition
%
47
31

☐ TV
☐ Monitor
■ PDP
☐ Others
* PDP internal sales portion is included.

channel greatly strengthened our sales base in the North American market. Also, we improved business structure by increasing our sales portion of 17 inch and larger LCD monitors to 75% in 2004, up from the 66% for 2003.

2004 also saw the completion of a large-scale production system for OLEDs. We started supplying these to mobile handset makers both at home and abroad. In particular, LG Electronics developed a 65K Color OLED Unit with a pixel rate of 96 × 96 in July of 2004. This product created a great sensation among the mobile handset makers, and ensured a large group of stable customers.

As economic uncertainties will probably continue to thicken on the domestic front in 2005, the overall business environment is expected to be difficult due to increases in the value of Korean currency and raw material costs. In addition, the price competition in display products is expected to intensify. However, the coverage of digital broadcasting will be broadened in advanced markets such as North America and Europe, and new demands for display products are expected to continue growing as the price of display products decreases.

Under these circumstances, we plan to sustain our product and market leadership by focusing on state-of-the-art display products such as PDP, LCD TVs, and LCD monitors. In particular, the Company will increase the sales of premium products, such as digital TVs, in the North American and European markets. At the same time, based on our product competitiveness, we will step up efforts to increase our market share in the emerging markets.

To fully respond to rapidly changing market situations, and to win in a heightened competition structure, the Digital Display Division will keep focusing on making great changes in our products, work processes, and high quality manpower development efforts. Through these strategies we will accelerate attainment of our vision of becoming a Top Global Display Maker by 2007. In addition, we at LG Electronics plan to maximize the synergy between display businesses, and pave the way towards market leadership, by steadily increasing the price competitiveness of our products. To this end, we will put forth our best efforts to increase our productivity, expand marketing activities in advanced markets, and efficiently operate our overseas factories. In so doing, LG Electronics will continue to stand tall on the highly competitive global stage.

Yoon

Sang-Han Yoon
Head of Digital Display Division

Major Awards



○
Jan. 2004
Received an Innovation Award for '2004 CES'
- 42 inch LCD TV with built-in digital tuner (DU-42LZ30)

○
Jan. 2004
Selected "One of Korea's Tenth Best New Technologies in 2003"
- PDP TV

○
Mar. 2004
Selected "Top Product of The Year" in Byelorussia
- Monitor

○
Mar. 2004
Received "iF Design Award 2004" in Germany
- LCD Projection TV (RN-48SZ40)

○
Apr. 2004
Received "iF Design Award" in China
- DLP Projection TV (RN-52SZ60DP)

○
Oct. 2004
Received Presidential Citation for "The 9th Grand Prize of Electronics Component Technology"
- Single Scan PDP for High Definition



○
LCD Monitor LX80 Series

The world's slimmest monitors, flip backwards and fold flat / Compatibility between general PCs and Mac. / 8ms super-fast response time to remove blurring images / Installing the world's first FLATRON f Engine chip to provide vivid and crystal clear image with natural colors.

○
60 Inch Plasma HDTV (60PY2DR) with built-in DVR

Installed 160 gigabyte Digital Video Recorder (DVR) that allows recording up to 14 hours of digital high-definition programming or 62 hours of digital standard-definition programming / Adopting LG Electronics' own XD Engine to provide vivid and crystal clear images / Support nine compatible memory cards for direct playback of MP3 and photo files.





○
MX40 Series LCD Monitor with TV tuner

Multifunctional monitor with TV tuner and multimedia speakers / 12ms super-fast response time / Outstanding image with 400cd/m brightness

○
LCD Monitor LX40 Series

First-of-its-kind arched back and art-deco design / Installed world's first FLATRON f Engine chip to provide natural colors and clear image / Realizing clear image with dual input terminals of DVI and analogue / Offering wide viewing angle by adopting Super IPS Technology





○
Wireless LCD TV (15LW1RV)

Wireless 15-inch LCD TV with sophisticated design / Allows consumers to move the display around the house anywhere up to 35m from the transmitter box / Lets consumers watch for two hours without additional charging of the built-in battery

Digital Media

B.B. Hwang
Digital Media Division

Despite the unfavorable business environment in 2004, we experienced outstanding growth in the area of digital media. This was possible because of our ceaseless product development, enhanced price competitiveness, and managerial efficiency. Our optical storage sales have ranked at the top of the global market for seven consecutive years, and our home theater sales in the digital AV business are now number one as well. The structure of our PC business was improved greatly by phasing out the original equipment manufacturer (OEM) business, and launching our own brand into the market. Our Digital Media Division is making concerted effort to gain a lead in the convergence product amid growing and rapid challenges of convergence in the market. These efforts demonstrate our commitment to becoming a 'Global Top 3' company by 2007.



Recorder Combi Home Theater LH-RC9500TA

The world's first ±R/RW multi DVD recorder and 6HD HiFi VCR combi home theater / 1200W high capacity, installed sound improvement technology called XTS pro / Recording DVD up to six hours with 4.7GB disc / Adopting IEEE 1394 DV input, 7 in 2 multi memory slot



Sales
(in trillions of Korean won)
- Domestic
- Export


4.1
3.7
0.4
3.8
3.3
0.5
03
04

Operating Profit
(in billions of Korean won)


173
174
03
04

Quarterly Sales
(in trillions of Korean won)


1.0
0.9
1.0
0.9
1Q
2Q
3Q
4Q

Digital Media Division sales in 2004 recorded KRW 3.8 trillion, a 7% decrease from the previous year. This is mostly due to our withdrawal from the PC OEM business. Even though our revenues went down, our operating profit increased from the previous year with a 4.6% margin. This is an indicator of our continued focus on profit-oriented business in the Division.

The introduction of new products ahead of competitors allowed us to achieve the No.1 market share in 2004 in all kind of optical storage products including the DVD writers market traditionally dominated by Japanese makers. These efforts have allowed us to sustain a leadership position in the world's optical storage markets for the past seven years.

In the AV business field, our home theaters accquired the world number one market share in 2004. We have also enjoyed great success in developing technological advancements, creating a next-generation HD recorder for the first time in Korea, and launching the world's first DVD Recorders with built-in HDD/STB. We have also placed a strong emphasis on the Telematics business, a new growth engine, and will continue to bolster our leading position in that market, both at home and abroad.

We restructured our PC business, reducing the low profitability of PC OEM business, and implementing an aggressive brand marketing program. As a result, our domestic market share in PCs increased to 14% in 2004, compared to the 3% of 2003. In addition, our mobile device business has grown remarkably driven by a close partnership with Hewlett Packard. This paves the way for our becoming a number one supplier to global mobile device markets.

The economic uncertainties in Korea caused by a slow-down in domestic consumption, and an Korean won's appreciation, are expected to continue in 2005. Our Digital Media Division will keep growing based on our augmentation of aggressive marketing activities, and the launching of new products.

The size of the optical storage market in 2005 is expected to be 250 million units, a 4% increase over the previous year with the DVD Writer continuously positioning as a mainstream product in this market. Sales of slim DVD Writers are expected to continue growing. Mindful of this, we will put forth our best efforts to extend our sales of these products into global markets. With speed competition being over, we believe product price will be a crucial factor for success in 2005, and so



Express Series Notebook PC
Strengthened multimedia function by installed next generation Intel Centrino mobile technology / DDR 2 dual channel memory / PCI express X16 connection for the graphics chip / Serial ATA HDD / ATI Mobility Radeon X600 graphic chip of 128MB memory

15

Contribution to Sales
%

☐ Digital Media

13

Contribution to Operating Profit
%

* Others are excluded in total


23
Product Composition
%
44
33

☐ Optical Storage
AV
■ PC

we will devise a plan to strengthen our cost competitiveness in key product lines, allowing us to win amongst this intensified competition. Another focus will be the development of new convergence products such as external optical storage and DVD-ROM drives for game console. We also plan to improve our profitability by increasing the production capacity of factories based overseas. This will help us maintain our the No.1 position in the global marketplace throughout 2005.

One of our most important moves this year will be a thorough preparation for launching our Blu-ray Disc (BD) products. BD is a next generation record storage system that will generate a large, full-fledged market by 2007. With this in mind, we'll strive to release our initial products in the first half of 2006, making an early breakthrough into the BD market. In the AV business, demand for DVD recorders will increase drastically in advanced markets such as the U.S. and Europe. The size of the home theater market is growing at an average rate of 17% per year. The competition in this market will become intense, and product prices will decrease sharply, with conventional major companies struggling to keep their market share as Chinese makers enter the market with low product prices. To be competitive in this harsh market situation, we will strive to create high value by launching a wide range of convergence products, like the world's first DVD recorders with built in HDD/STB. Furthermore, we will foster the development of Telematics products in advance, in order to be fully ready for market demands in the future.

LG Electronics plans to double the sales of PCs in the domestic market in 2005 by focusing on domestic sales of notebook computers. We will also work to further elevate our share of PC sales, allowing us to become number one in the domestic market by 2006, and one of the top 3 players in the global market. By putting forth our best we will ensure that 2005 will be a stepping stone when we bolster our position as a number one supplier of PDAs and tablet PCs.

B.B. Hwang
Head of Digital Media Division

Major Awards



○
Jan. 2004
Received an Innovation Award
for "2004 CES"
= DVD Combi (1080i)

○
Mar. 2004
Selected "National Brand" of Russia
= Optical Storage

○
Mar. 2004
Selected "Top Product of The Year" in Byelorussia
= Audio, VCR, DVD Player

○
Apr. 2004
Received "The Best iF Design Award" in China
= MP3 Player (MF-PD1501S)

○
Dec. 2004
Received "iF Design Award 2005" in Germany
= 7 Inch Mobile DVD Player (DP 8800)



○
Blu-ray Disc Recorder (BH-6900)
Blu-ray disc recorder with built-in digital broadcasting receiver / Recording and reproducing high definition level signal longer than two and an half hours / DVD and CD reproduction / Allowing reproduction and video-recording at the same time due to carrying 160GB HDD inside recorder

○
Telematics (MTS-250)
Computing / Telecommunications / Cutting-edge system based on AV technology / Providing safety service, dynamic navigation, and wireless internet daily life information service / All-in-one product with AV function combined with mobile phone function / Connects with service center with a single button





○
High-Speed External Type Super Multi DVD Rewriter
Simple interface (supporting USB 2.0 and IEEE1394) / Storing high-capacity data of 8.5GB in one DVD media, and allows the recording of double layer / Allows CD recording and reproduction / All kinds of DVD recording and reproduction / Outstanding interoperability with AV devices

○
MP3 Player-PMP (MF-HE700)
Installed 1.8 inch 20GB hard drive / Stores more than 30 streaming videos / Reproducing streaming video files and music files in multi-format / Offering the recording function of radio and voice, and external type disc function / Adopting 2.2 inch 260K color TFT-LCD / Strengthened durability with simple aluminum design and round type navigation button





○
HDD and Digital Broadcasting Receipt Convergence DVD Recorder (RT4800)
The world's first HDD and set-top box convergence DVD recorder / The function of DVD player, DVD recorder, digital broadcasting receiver, and hard disc / Allowing the recording of analogue broadcasting for 156 hours and digital broadcasting for 16 hours on hard disc (160GB) / 7 in 2 multi memory slot / The best interoperability by adopting IEEE1394 terminal and HDMI terminal

CTO's Message

Hee-Gook Lee
CTO

In 2004, LG Electronics laid out a solid foundation to become a global top 3 electronics company by the year 2010. This will be accomplished by concentrating our research and development capabilities on finding future growth engines, as well as enhancing core business areas such as mobile handsets, digital TVs, and digital display devices. We developed core chips embedded with the XD engine in the high definition mode, and the world's first terrestrial DMB phones. We also produced PDPs with the biggest screen sizes in the world. In addition, the United States adopted our digital TV technology as their standard. Our top notch global R&D capabilities will continue to augment our efforts to gain tangible results in finding next-generation growth engines, and to develop premium products and innovative technologies.



Strategic Alliances

By establishing strategic alliances and joint ventures with worldwide advanced businesses, LG Electronics has advanced the Korean electronics and telecommunications industries to the No.1 positions in the world. We are constantly forging new partnerships in the pursuit of new technology standardization and future business arenas other than existing businesses. By doing this we secure advanced global technologies, and consolidate our path towards becoming a major player in the multimedia business.


SUN
Philips
HP
SONY
GE
Matsushita
Hitachi
Microsoft
NORTEL
TI
ARRAYCOMM
INTEL
THOMSON

In 2004, our overall business environment faced both domestic and international difficulties. This was primarily due to continued Korean economic stagnation, a sharp rise in global commodity prices, and the depreciating value of the US dollar. To meet this challenging environment, we have made ceaseless efforts in research and development that are tailored toward finding growth resources, as well as launching new advanced mobile handsets, digital TVs, and displays. As a result, LG Electronics developed the world's first terrestrial DMB phones, and began commercial production of 71 inch PDPs (the biggest screen size in the world). Additionally, our digital TV technology has been adopted as the standard in the U.S. In its main business areas, LG Electronics has achieved great results in developing premium products with advanced technologies such as Super Multi Drives, environmentally friendly high-efficiency multi air-conditioners, and slim type TROMM washing machines. Those products have caused the Company to be recognized as a technology leader, and they have maximized operating profits as well. In 2004, we also formed a robust base that will help us grow to become a 'Global Top 3' electronics company. We have done this by actively promoting such untapped growth drivers as next-generation displays, Home Networks and Telematics.

DIGITAL TV ◎ LG Electronics has accomplished remarkable achievements based on such core technologies as display modules, ASIC, and software. In July 2004, the U.S. FCC adopted our Enhanced VSB transmission technology as their ATSC standard. VSB is a next generation digital TV broadcasting technology that offers smooth data transmission service, as well as improved data reception performance in shadow areas where the transmission signal strength is weak. Furthermore, LG Electronics, along with partner companies Sony and Hitachi, obtained the world's first 'Digital Cable Ready' certification from CableLabs, a U.S. authentication institute for cable TV standards. This will help us gain a competitive advantage in the North American cable TV market.

PDP ◎ In April of 2004, LG Electronics launched world-class PDP production facilities by establishing a third line. We introduced an innovative production process to the entire production lines, increasing productivity efficiency. On the technology front, we developed and began the mass production of the world's first 42 inch XGA PDP module employed with Single Scan technology, and developed a 42 inch VGA PDP module that boasts the world's best brightness and contrast ratio. Thanks to these efforts, our technological expertise won worldwide recognition. In November 2004, LG Electronics fully lined up its PDP products ranging from 42 inch to 71 inch, beginning the production of the world's largest 71 inch full HD PDP modules.

OLED ◉ LG Electronics successfully started the commercial production of PM OLED, which is increasingly used for the external displays of mobile handsets. Also, in October 2004 we gained a competitive edge in the AM OLED field by developing the world's largest 20.1 inch AM OLED in a joint effort with LG.Philips LCD.

MOBILE HANDSETS ◉ LG Electronics gained a strong position in the 3rd generation mobile handset market, by supplying in a timely fashion, a next-generation WCDMA handset with convenient multimedia functions and a slim design, to Hutchison. To fully respond to the upcoming convergence era in telecommunications and broadcasting, LG Electronics developed satellite DMB phones, as well as the world's first terrestrial DMB phones. With a wide application of new technologies to mobile handsets, the MP3 phones, 2 mega-pixel camera phones and fingerprint recognition phones were released to the domestic market. In North America, our technology in both CDMA and GSM became further recognized through the introduction of EDGE phones and EVDO phones that enable video-on-demand (VOD) service.

OPTICAL STORAGE ◉ In 2004, LG Electronics continued to hold the largest share of the global optical storage market by developing high-speed DVD-RW drives, and slim type Super Multi Drives that support all DVD recording standards. Based on the world's best R&D capabilities, the Company is committed to acquiring intellectual property rights on standardization of technology, and to internally develop core components to make early inroads into the next-generation HD level optical storage market.

Digital AV ◉ Our share of the digital AV market continued to increase, as we introduced a wide variety of DVD convergence products with built-in HDD and STB. To be competitive in the upcoming high-definition segment of the AV market, LG Electronics is advocating the international standardization of Blu-ray disc in joint efforts with global leading electronics companies such as Sony, Philips, and Panasonic. LG Electronics has already developed the world's first Blu-ray disc recorder with built-in HDD/STB and core parts, strengthening our leadership in the HD recorder market.

HOME NETWORK ◉ The home Network business is in a beginning stage. To effectively promote our home network business, we extended the line-up of such products as HomNet Server and HomNet Pad. In 2004, we gained the No.1 share in the domestic apartment home network market by forming strategic alliances with competitive home automation

Main Achievements of R&D in 2004 and Future Plans

	Main Achievements in 2004	Implementation Plans in 2005
Digital TV	• Adopting of E-VSB technology developed by LG Electronics as the standard for digital TV in the U.S. • Developing 5th generation VSB chip for the world's best signal receiving performance • Developing System on Chip (SoC) with built-in CPU for digital TVs • Expanding and developing the line-up of convergence products and premium digital TV such as 71" PDP TV, 55" LCD TV, etc. • Developing satellite and terrestrial DMB Chip for next generation mobile TV • Developing STB with DVD+HDD that is a premium convergence device	• Supporting various broadcasting standards, increasing the quality of image, and continuing to develop digital TV AV Chip to secure price competitiveness • Expanding product line-up of premium digital TV
PDP	• Developing the 42 inch PDP modules with the best picture quality. • Developing the world' first 42 inch PDP module with Single Scan technology employed • Producing the world's largest 71 inch full HD PDP modules	• Producing 42 inch PDP with the best picture quality • Expanding the application of Single Scan technology • Developing high definition technology
Digital Appliance	• Developing high-capacity drum washing machine by applying tubless technology • Developing air-conditioner with linear compressor • Developing multi-type unitary air-conditioner • Developing second-generation robot vacuum cleaner	• Developing compressor for system air-conditioner • Full line-up of system air-conditioners

companies. LG Electronics is now seeking to advance into international home network markets in China and the U.S. by establishing strategic alliances with overseas construction and real-estate firms.

PLAN FOR 2005 ◎ In 2005, LG Electronics will focus on promoting growth engines and maximizing business performance by developing the world's best premium products based on our technological expertise.

First, we plan to invest about 60% of our total R&D budget in developing and launching top quality products that hold leading global positions in the digital TV, mobile handset, and display markets. In the field of digital TV, LG Electronics plans to strengthen our competitiveness in production costs, and to develop high-end products with PVR and EPG functions. In the PDP business, high priorities will be given to increasing production yield and introducing new production processes. In the meantime we will extend the line-up of OLEDs used in the internal display of mobile handsets, while developing the commercial production technology of AM OLED.Ushering in the upcoming convergence era in the mobile handset business, we will make a timely introduction of high-end mobile handsets with distinct multimedia functions. In addition, we will also increase our efforts to secure intellectual property rights, and conduct in-house development of core parts, by participating in the standardization of 3rd and 4th generation mobile communications, both at home and abroad.

Second, LG Electronics will increase R&D efforts on premium products where the Company already has global leadership. By promoting these premium products, such as side-by-side refrigerators, TROMM washing machines, CYKING vacuum cleaners, the Company will strive to enhance brand awareness and profitability, as well. In the arenas of optical storage and digital AV, LG Electronics will further strengthen our core competencies to develop top quality products and to lead next-generation HD level standards and specifications.

Finally, LG Electronics is committed to becoming an ever greater leader in the marketplace by building burgeoning businesses with its digital technology. By forging strategic affiliations with business partners we expect to gain early market access to the mobile TV field, and by utilizing the core technology of digital multimedia broadcasting, we anticipate taking the initiative in telematics and mobile communications devices markets. The company also aims to strengthen our global R&D capabilities by increasing overseas R&D personnel in strategic areas such as India, Russia and China. All these efforts will lay the groundwork for becoming a global top 3 electronics and IT company by the year 2010.



CTO **Hee-Gook Lee**

Main Achievements of R&D in 2004 and Future Plans

	Main Achievements in 2004	Implementation Plans in 2005
Mobile Handset	• Developing mobile handsets for exports to major global telecom operators - Supplying 3G WCDMA handsets to Hutchison - North America's first EVDO VOD phone - China's first World phone • Developing high-end multimedia handset for the Korean market - Developing the world's first terrestrial DMB phone - Satellite DMB phone, MP3 phone, Fingerprint recognition phone	• Enhancing product leadership in the 3G handset business • Strengthening the competitiveness of convergence handsets, and in-house development of core components • Early developing advanced technologies for high-end handsets • Extending the application of innovative form factors / design
Optical Storage	• Developing dual standard DVD± RW drives • Enhancing the in-house development of core components, and leading in the development of next generation standards	• Developing ultra slim type Super Multi Drives • Extending the development of core components, and securing patents for next generation storage standards
Digital AV	• Providing full line-up of DVD recorders • Developing premium level convergence products such as HDD/VCR • Early launching network-connected products • Extending the line-up of automobile-related products such as Telematics terminals, Car DVD, etc.	• Extending line-up of new products by applying wire and wireless networking, and developing DVD convergence products with distinct functions • Extending market size through the development of portable AV convergence products

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CFO's Message

Young-Soo Kwon
CFO

Despite an unfavorable business environment both at home and abroad, LG Electronics maintained a consistent growth in 2004. This was primarily attributable to increases in export volumes, and sales of premium products such as digital TVs, PDPs, and mobile handsets. In particular, our overall profits have improved due to increased profitability in the mobile handset business, and gains on our equity share in LG.Philips LCD. In 2005, we will continue investing in research and development to ensure our future competitiveness in developing cutting-edge technologies for the global market, as well as the continued growth of our conventional core businesses. In addition, we will increase profitability by accelerating managerial innovation throughout the Company.



The following analysis of financial information is based on non-consolidated financial statements that comply with Korean GAAP. In addition, this section contains forward-looking statements regarding the financial condition, results of operations, general business strategies, and the plans and objectives of the LG Electronics' management. Such statements involve known and unknown risks, uncertainties, and other factors, which may make the future results or performance differ from the results expressed or implied therein. LG Electronics does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management section, and nothing contained herein is, or shall be relied upon as a promise, whether as to the past, present or future. Such forward-looking statements were made based on current plans, estimates, and projections of the Company and the political and economic environment in which LG Electronics will foreseeably operate in the future, and therefore you should not place undue reliance on them. The figures of 2003 and 2004 reflect the organizational changes in 2005, and were readjusted to conform with the following four divisions: Mobile Communications Division, Digital Appliance Division, Digital Display Division, and Digital Media Division.

Quarterly Sales Trend

(in billions of Korean won)


5,996
6,029
6,113
6,521
1Q
2Q
3Q
4Q

BUSINESS RESULTS IN 2004

◎ 2004 was a challenging year for us, both domestically and internationally. The unfavorable business environment caused by lackluster domestic consumption, higher oil and raw material prices, and a stronger Korean currency, directly affected our overall management activities.

In spite of this negative environment we achieved continued growth as sales of premium products and overall exports increased. Sales in our mobile handset business were 60% greater than last year. This was largely due to the successful implementation of GSM and WCDMA handsets. Digital Display sales, which were focused on digital TVs and PDPs, rose by 19%, and total sale revenues rose to KRW 24.66 trillion, a 22% increase.

In addition to the sales growth our profit margin was outstanding. Largely due to the improved profits in mobile handsets, operating income rose by 18% this year, to KRW 1.25 trillion. In addition, net income skyrocketed to KRW 1.55 trillion, a gain of 133%. These increases were driven by the remarkable growth of gains on our equity share of LG.Philips LCD, stemming from elevated LCD prices.

MOBILE COMMUNICATIONS

◎ Sales in the Mobile Communications Division were up 55% over last year, reaching a total of KRW 9.5 trillion. This remarkable performance was largely due to the continued growth in mobile handset sales, representing 88% of the total sales revenue of the Mobile Communications Division. Handset shipment in 2004 reached a total of 44 million units, a remarkable 62% increase over the previous year. Our handset manufacturing has achieved a growth rate of more than 45% for the fifth consecutive year. This has helped us attain the fifth position in the global market with 6.5% share in 2004, increased from 5.3% in 2003.

LG Electronics has maintained its leadership position in the global CDMA handset market, supplying 26 million handsets in 2004, and showing well-balanced growth in every region of the world. Furthermore, we have penetrated the global GSM markets in Europe and North America, supplying over 14 million handsets, which is up 136% over the same portion of the previous year. With the world's best technology, and aggressive marketing approaches, we have secured the No.1position in the 3rd generation mobile phone market,

Sales by Division

(in billions of Korean won)

		2004	2003	Change
Digital Appliance	Domestic Sales	1,982	1,946	2%
	Exports	4,234	3,703	14%
	Sub Total	6,216	5,649	10%
Digital Display	Domestic Sales	864	875	-1%
	Exports	4,119	3,299	25%
	Sub Total	4,983	4,174	19%
Digital Media	Domestic Sales	472	400	18%
	Exports	3,331	3,669	-9%
	Sub Total	3,803	4,069	-7%
Mobile Communications	Domestic Sales	1,624	1,411	15%
	Exports	7,859	4,695	67%
	Sub Total	9,484	6,106	55%
Mobile Handsets	Domestic Sales	1,177	849	39%
	Exports	7,174	4,335	66%
	Sub Total	8,351	5,184	61%
Others	Domestic Sales	145	162	-10%
	Exports	29	18	65%
	Sub Total	174	179	-3%
Total	Domestic Sales	5,086	4,794	6%
	Exports	19,573	15,383	27%
	Sub Total	24,659	20,177	22%

* Business results are readjusted by dividing them among the four business divisions that were newly launched in 2005.

supplying a total of four million WCDMA handsets to major European companies such as Hutchison and Orange.

Our mobile handset business showed a significant profit increase over the previous year. Due to the launching of new products such as MP3 phones, two and three mega-pixel camera phones, and the outstanding sales growth of 3rd generation WCDMA handsets, our operating profit margin went up to 6.3%, a 1.5%p growth over the previous year.

DIGITAL APPLIANCE

◎ Our Digital Appliance Division deals with products such as air-conditioners, refrigerators, washing machines, and vacuum cleaners. Despite a slowdown in domestic sales caused by stagnation in our national economy, and the increased value of Korean currency, Digital Appliance sales in 2004 increased 10% to KRW 6.2 trillion. A surge in premium products, such as commercial air-conditioning systems, side-by-side refrigerators, and drum washing machines, fueled the overall growth. Exports of premium washing machines grew at a particularly remarkable rate in 2004. Our DRUM washing machine reached a milestone in the North American and European markets, and we saw a 44% growth in our washing machine business over the previous year. This contributed a great deal to the increase in the Digital Appliance Division's exports.

Domestic sales of most products in the Division were somewhat slow. However, our air-conditioner sales increased remarkably due to Korea's hot summer. As a result, domestic sales in the Digital Appliance Division were up 2% over 2003. 2004 was a year for strengthening the market position of LG Electronics' high brand value premium products. Commercial air-conditioners sales, which have great potential to enhance profitability, grew remarkably. In 2003 our air-conditioners were first introduced to the North American market through the "Best Buy" sales channel. As the LG brand became well known, and earned popularity among consumers in 2004, our strongly branded air-conditioners were a great success. In the future, LG Electronics will continue to actively implement premium brand-focused marketing approaches, further increasing our profitability.

DIGITAL DISPLAY

◎ The Digital Display Division is focused on business arenas such as TVs, plasma display panels (PDP) and monitors. Due to stagnation in domestic demand, sales figures for digital display products were lower in 2004 than the sales in 2003. However, total sales revenue for the Digital Display Division in 2004 came to KRW 4.98 trillion, up 19% over the previous year. Increased Export sales in PDPs, LCD monitors and digital TVs, were the main contributors to this remarkable business performance. Sales of our PDP modules surged because of a rapidly growing market, and a decrease in prices. We achieved total sales of 800 thousand units in 2004, which was a threefold increase over the previous year. As a result, our PDP Modules ranked the No.2 position in the global market. To satisfy the rapidly growing demand for PDPs, we started operating a 3rd production line in April of 2004. This brought our production capacity up to 140 thousand units per month. In doing this, we established the largest production system in the world.

Based on growth in the large-sized flat screen market, strong efforts were made to strengthen PDP and LCD TV sales in 2004. This led to an 11% growth in sales over the year 2003. In particular, we solidified our commercial and technological bases and diversified our product lines, in order to effectively respond to the rapidly expanding digital TV market. In addition, the key broadcasting technology called "Enhanced VSB", based on a next-generation digital TV developed by LG Electronics, was selected as the standard for terrestrial digital TV broadcasting in the U.S. With these efforts, LG Electronics laid the groundwork for springing forward to become a major force in the global digital TV market. We also reinforced our business base in the North American market. Our PDP TVs and LCD TVs were introduced into key electronic appliance distribution chains in the US. This included such major retailers as Best Buy and Circuit City.

DIGITAL MEDIA

◎ The Digital Media Division covers such business areas as optical storage, digital AV, and PCs. Digital Media product sales in 2004 recorded KRW 3.8 trillion, 7% less than the previous year. This was mostly due to our withdrawal from the PC OEM business which had low profitability. If the sales revenues of the PC segment are excluded, the Division's actual sales revenue increased 17% from the previous year.

Even though the overall revenues went down, the Digital Media Division generated an 18% growth in the domestic market in 2004. This notable growth is largely attributable to enhanced notebook PC sales in the domestic market. We restructured our PC business by reducing the low profit margin OEM business, and implementing an aggressive brand marketing program for notebook PCs. As a result, the operating profit margin of the Digital Media Division was 4.6%, slightly improved than the previous year's margin.

Our optical storage product lines gained the top market share in 2004 due to our DVD Writers topping the market, and the surge in DVD recorders sales revenue. In the AV business field, we focused on strengthening the competitiveness of main product lines such as DVD recorders. Thanks to these efforts, sales of AV products in 2004 were 14% greater than the sales in 2003.

Sales Contribution by Division
(%)


20 DM
1 Other
21 DD
2003
MC 30
DA 28
15 DM
1 Other
MC 39
2004
20 DD
DA 25

Operating Profit by Division

(in billions of Korean won)

	2004			2003			Change		
	Sales	Operating Profit	Operating Margin	Sales	Operating Profit	Operating Margin	Sales	Operating Profit	Operating Margin
Digital Appliance	6,216	448	7.2%	5,649	497	8.8%	567	-49	-1.6%p
Digital Display	4,983	89	1.8%	4,174	191	4.6%	809	-102	-2.8%p
Digital Media	3,803	174	4.6%	4,069	173	4.3%	-266	1	0.3%p
Mobile Communications	9,484	636	6.7%	6,106	319	5.2%	3,378	317	1.5%p
Mobile Handsets	8,351	530	6.3%	5,184	249	4.8%	3,167	280	1.5%p

PROFITS

This year our gross profit was almost the same as last year. Sales and administrative expenses however, increased 24%, while marketing expenses grew due to the launching of brand enhancement activities for major products such as digital appliances and TVs. As a result, our operating profit margin was 5.1%, a slight decline from the previous year.

Considering the profits of each division, the Mobile Communications Division contributed more to the growth of the Company's operating profit than any other division. A full 47% of the Company's total operating profit was produced by the Mobile Communications. This was primarily due to increased sales of WCDMA handsets, and the timely launching of new handset models. The Appliance Division made the largest contribution to the Company's overall operating profit in 2003. However, due to the great improvement in sales revenue, as well as profitability in the mobile handset business, the Mobile Communications Division has contributed the most to the Company's overall operating profit in 2004.

Digital Appliance Division's operating profit margin stood at 7.2%, contributing 33% of our total operating profit. This division's profitability was somewhat lower than in 2003 due to a steep increase in the value of the Korean currency, elevated raw material prices, and additional expenses associated with the recall of rice cookers. However, our Digital Appliance Division still maintained a higher than average profitability when compared to other home appliance companies around the globe.

Digital Display Division's profitability was relatively low because of oversupply which led to price declines in PDP modules and PDP TVs, as well as increased marketing efforts designed to extend this market's size. In the Digital Media Division, optical storage business profitability declined slightly from 2003. Profits in the PC business however, improved due to the phasing out of our low margin PC OEM business. As a result, Digital Media Division's operating profitability was 4.6% slightly higher than in 2003.

LG Electronics' recurring profit skyrocketed to KRW 1.9 trillion, a 122% gain, and net income rose 133% to KRW 1.6 trillion. This increase in ordinary and net income is largely attributable to gains from foreign currency translations, caused by the elevated value of the Korean currency, as well as by equity method gains.

In particular, equity method gains in 2004 totaled 765 billion, a large increase over 2003. Due to large production volume increases, and higher prices caused by a shortage of TFT-LCD supply in the first half of 2004, LG.Philips LCD contributed KRW 836 billion through equity method accounting. We also incurred an equity method loss of KRW 128 billion from LG.Philips Displays in 2004 mainly due to losses from asset impairment. However, this loss was much lower than the equity method loss incurred by LG.Philips Displays in 2003.

Quarterly Operating Profit

(in billions of Korean won)


407
393
355
95
1Q
2Q
3Q
4Q

BALANCE SHEET

◎ As of the end of 2004, our total assets were worth KRW 13.2 trillion, a 17% increase over the previous year. The primary reasons for this asset growth were the increase in investment assets due to equity method gains, and the growth of tangible assets from the sizable investment made in extending our new PDP production lines. Our borrowings totaled KRW 3.7 trillion, a decrease of KRW 48.2 billion from the previous year's borrowings. Our net borrowings (deducting cash and cash equivalents) were reduced by KRW 119 billion, and our financial strength improved in a gradual but steady manner, as our debt-to-equity ratio fell to 61.6% from 2003's 91.5%. This was due to a reduction of net borrowings and increases in retained earnings, followed by an increase in net income.

increasing its market share, selling 62 million GSM and WCDMA handsets, an increase of 40%. Furthermore, the handset business will try to improve profitability by launching new products, enhancing the efficiency of component purchases, and integrating production facilities.

The Digital Appliance Division will focus on increasing profitability by expanding the sales revenue of premium products, and strengthening new business bases in such fields as driers and dish washers. The Digital Display Division is expected to continue increasing the sales growth of PDP modules and PDP/LCD TVs. Our Digital Media Division plans to extend its launching of high value products, as well as to improve our already strong brand value. The Division will also strive to increase profitability by securing the price competi-tiveness of optical storage products.

Investment

(in billions of Korean won)

	2005	2004	Change	
	Plan	**Result**	**Amount**	**Increase**
Capex	1,700	1,274	426	33.5%
R&D Investment	1,800	1,131	669	59.2%

PERFORMANCE OUTLOOK IN 2005

◎ In 2005, the unfavorable business environment caused by decreased domestic consumption, elevated oil and raw material prices, and a stronger Korean currency, will likely continue. However, overcoming the current crisis will give us an opportunity to secure a competitive edge in our market. Mindful of this, we plan to confront present difficulties by efficiently managing company resources, and accelerating innovations throughout our management processes.

LG Electronics will place utmost emphasis on existing core business areas like mobile handsets, PDPs, and digital TVs, and on pioneering new markets in overseas countries. In so doing, we are striving to achieve between KRW 28 and 30 trillion in sales revenue in 2005, a 14% to 22% growth over the year 2004. Our Mobile Communications Division has a plan to continue

In the mean time, LG Electronics plans to invest a total of KRW 3.5 trillion in Capex and R&D investment in order to foster core businesses and strengthen R&D capabilities. In particular, we will increase Capex by 33% to a total of KRW 1.7 trillion for building the 4th line of PDP and integrating handset production sites.

In 2005, we will continue rationalizing our overall businesses, enhancing financial structures through the thorough management of working capital and the improvement of our profitability.



CFO **Young-Soo Kwon**

managing ethically

Ethical management is practiced in all activities of LG Electronics. This holds true whether it be in the factories, sales venues around the globe, strategy meetings to make important decisions, or through social contribution venues. We firmly believe that our eco-friendly management, transparent management and social contribution activities management, are the first and most important step in becoming a Great Company in the global community. Our efforts are focused on being a crystal clear business entity that faithfully assumes our roles and responsibilities toward our shareholders, customers, employees, investors and business partners, as well as society. LG Electronics remains committed to becoming a world's best company that has earned the trust and respect of its customers around the globe.







Eco-friendly Management

LG Electronics has a firm and long-held commitment to fulfill its responsibilities to customers, as well as society, by complying with the principles of eco-friendly management. We will put forth our best effort to make a large-scale contribution to the improvement of the quality of our customers' lives through eco-activities that abide by the principles and basic philosophy of environmental protection.



The global community has channeled its energies toward preserving the environment through a broad spectrum of international eco-development treaties and trade negotiations. As stricter environmental regulations are being enforced, each country is using environmental matters as non-tariff trade barriers. Other advanced countries have armed themselves with eco-friendly technologies that have given them the advantage in the redistribution of global trade. Increasing global competitiveness through eco-friendly management has emerged as one of the most crucial issues facing the global economy. It is currently not a choice; it is a requirement. As an eco-friendly global entity that is leading in the preservation of the earth's environment, LG Electronics will exert the utmost effort to research and develop innovative technologies that protect and preserve our land. In so doing, we will improve the quality of people's daily lives. We will also endeavor to fulfill our social responsibility to hand down a more pleasant and secure environment to our descendents.

Establishment and Operation of an Eco-Friendly Management System

O LG Electronics unveiled "LG's Declaration for a Cleaner Environment" in 1994. This was a first for a Korean business entity. The Company established an eco-friendly management system, and applied eco-friendly production technologies throughout its entire work processes. This resulted in an advanced eco-development system that ran from initial production to final disposal of wastes. Through this system the discharge of environmental wastes was minimized, and the Company efficiently handled the prevention of environmental pollution. Our achievements in eco-friendly management were demonstrated by evaluations from external institutions. For example, in 2004 LG Electronics placed first in environmental management among 30 respected Korean business entities by IBM BCS (formerly PwC), a worldwide business consulting institution. We have chosen eco-friendly management matters as core mid and long-term tasks in order to secure a global leadership position in environmental safeguards, and build an advanced environmental safety management system. We have also established and carried out global environmental safeguard regulations that will strengthen the environmental pollution prevention activities of our overseas factories.

Eco-Friendly Technology and Product Development

O Our eco-friendly product development strategy will completely abolish the use of toxic substances, and stabilize the number of harmful substances well below the regulation levels. Specifically, we will employ lead-free soldering technology to all products. As required by EU, we will also establish a take-back and disposal system for waste products. We are committed to increasing our recycling, developing eco-friendly products, and expanding the management of eco-friendly components. This will fully satisfy every country's environmental regulations. We strengthened our chemical substance management systems from the component development, to the component disposal stage, in order to meet or exceed the level of advanced worldwide business entities. In addition, LG Electronics has stepped up its efforts to carry out technological development and eco-friendly product design, in order to promote recycling and resource saving.

As a result, we have developed an environmentally friendly refrigerator that causes zero destruction to the ozone layer. We accomplished this by applying next generation cooling technology, and a low energy consumption linear compressor technology. We are also leading in the development of



environmentally friendly products as evidenced by our receiving an authentication for Environmental Declaration of Products (EDP) for mobile handsets, in April of 2004. This was a first in Korea. Previously LG Electronics gained an authentication of EDP for TVs, air-conditioners, washing machines and refrigerators.

In March 2004, we showcased a broad range of our eco-friendly technologies and products in an environmentally friendly technology and product exhibition which was a supplementary event of a Ministerial Meeting on the Global Environment, and the eighth Extraordinary General Meeting for United Nations Environment Program held in March 2004, in Jeju. LG Electronics bolstered its image as an environmentally friendly company by receiving many favorable comments from visitors to the exhibition, from both home and abroad.

Social Contributions

We at LG Electronics will continue to strive to make the world happier and warmer through a variety of social contribution activities that are based on a sense of mission and responsibility.

Social Contribution History in 2004

- **May. 2004**
  Carried out "Beautiful Sunday with LG Electronics" charity fair.
- **Jun. 2004**
  Conducted "LG Electronics' Blood Donation Campaign of Love"
- **Jul. 2004**
  Supporting the free surgery for Vietnamese visually handicapped people offered by LGEMH
- **Aug. 2004**
  Sponsored the visits of students from "The Korean Boystown" to the Mexican Presidential House
- **Aug. 2004**
  Carried out a summer camp for orphaned teenagers who are responsible for taking care of their siblings
- **Oct. 2004**
  Launched "LG Information Narae" for educating physically challenged people about information technologies.
- **Nov. 2004**
  Conducted "LG Pickle Jar Filled with Love" program for needy neighbors
- **Dec. 2004**
  Hosted musical concert to raise funds for needy Czech Republic teenagers

Fund Raising

o LG Electronics, acting as a faithful corporate citizen, has been raising social contribution funds in order to give a helping hand to needy neighbors. All directors, including our CEO, voluntarily put aside 1% of their monthly salary and donate it to these causes. In 2004, the Company's regular employees donated a certain amount of their bonus, and the Company contributed funds matching the amount donated by the employees to form the social contribution fund. This fund raising activity of the employees together with management, demonstrates the charitable spirit behind LG Electronics' social contributions.

Volunteer Activities

o LG Electronics fully supports its volunteer group in carrying out a vast array of corporate citizenship activities designed to help our less fortunate neighbors. The "LG Electronics Social Service Group" conducts relief work to help the recovery of disaster-stricken areas, and it also offers free repair services for electronic appliances every year. Furthermore, since 2003 the group has sponsored about 500 orphaned teenagers who bear the responsibility of caring for younger siblings, and conducted blood donation campaigns and food donations, for homeless people.

LG Electronics also offers information technology training programs called "LG Information Narae" for physically challenged people who have to stay at home due to their disabilities. We have an education program named "LG Study Keeper" for children from low-income families, and a science education program called "LG Junior Science Class". Through these activities each employee dedicates themselves to voluntary social contribution activities.


Global Top 3를 향한 혁신활동
1등 노경이 앞장
사회공헌기금
1,500,000,000원





The 21st century's social contribution activities are indispensable factors for the growth and prosperity of business entities. The social contributions are not just a responsibility of business entities, because they also serve as an opportunity for strategic management approaches to customers. Since its establishment, LG Electronics has always placed the utmost emphasis on shaping a warmer and happier society for us all. As we have grown as a global company, we are increasingly contributing to the economic development and prosperity of the global community through job creation and trade expansion. Furthermore, we are giving some part of our profits back to society by promoting scholarship programs and sports activities, as well as cultural activities. We also conduct employee volunteer charitable activities that aid unfortunate people who are out of the mainstream of society. In so doing, LG Electronics maintains its reputation as a global company that assumes its social responsibilities as a faithful corporate citizen.

International Corporate Citizenship Activities

○ LG Electronics has been fulfilling its social roles to take people into a richer and happier life. This entrepreneurship has spread to the every corner of our global community, expanding across political borders, people, race, and religion. We have been sponsoring needy Mexican teenagers through a variety of social programs that deliver bright smiles and hope. Since 2000 we have been supporting a "Villa de los Niños" which is an orphanage / school for children of needy families in Mexico. LG Electronics has also sponsored a broad range of social programs such as musical concerts, technological training, scholarships, and an archery team in Mexico. Since 2002, LG Electronics has been offering free surgical operations for babies with harelips in the Middle East and Africa, and is also carrying out an "I Love China" campaign to cultivate a friendly image of the Company in China. In addition, a strong effort was made to help the efforts to recover from the damage caused by the earthquake and tsunami waves in the South Asian regions. This contributed to the building of trust and confidence in our relationships with the South Asian communities.

Cultural Sponsorship

○ We have been sponsoring a vast array of cultural events that showcase the cultural characteristics of many regions around the globe. This will cultivate friendly attitudes toward our brand in the bottom of the hearts of much of the global citizenry. Meanwhile, LG Electronics is hosting a public scholarship program called the "Digital LG Quiz" in seven countries that include the Philippines, Vietnam, and Russia. Since 2003, we have sponsored the Wiltern LG Theatre, which is a culture and arts performance theatre for the general public in the U.S. We will sponsor this theatre until September 2008. Furthermore, since 1997 LG Electronics has been hosting an LG Festival in 14 major cities in Russia and other CIS regions that include Kazakhstan, thereby building a favorable image of the LG brand in these regions.

Sports Sponsorship

○ As a main sponsor of a wide variety of sports tournaments and events, we continue to get closer to our valued customers around the globe. Since 1997, we have been hosting the LG Cup Soccer Championship every year. Strong soccer teams across the Middle East, South America, and Africa participate in these events. We also sponsor the ICC Cricket World Cup that mainly takes place in British Commonwealth countries, and the World Touring Car Championship Tournament in Europe. Moreover, LG Electronics has become a title sponsor of the LG Action Sports Championship in the U.S.


LAS SONRISAS DE
Corea




LG QUIZ
LG Electronics

Ethical Management

LG Electronics firmly believes that ethical management is the most basic factor, and a key to becoming a Great Company. By conducting fair competition, transparent business transactions, and ethical norms, we remain committed to becoming a global company that has earned the confidence and respect of the global community.



Fairness
Honesty
Sincerity
• Clean and Transparent Management
• Fair Competition
• Making A Deep Impression on Customers
Ethical Management
• Honest Company
• Trustworthy Company
Customer
Business Partners
Competitors
Shareholders/Society as a whole

The Concept of Ethical Management

○ Our ethical management system is designed to maximize our business performance in such areas as complying with ethical management regulations, following a code of ethics that includes transparent and trustworthy business activities, and faithfully assuming our social responsibilities. In 1994, we introduced the 'LG Code of Ethics'. This was a first for a private entity in Korea, and an innovative approach at that time. In 1995 we unveiled an Ethical Management Program that offered specific guidelines to follow in practicing the code of ethics. LG Electronics also presented criteria for strict ethical judgments of its employees by revising the 'Guideline for the Code of Ethics', and the 'Explanation for the Code of Ethics Guidelines', in 2004.

Top Management's Strong Will to Practice Ethical Management

○ The CEO of LG Electronics always shares the spirit of ethical management, and the strong will to practice it with all employees by stating, "The Company will strictly impose a penalty upon any action that violates the spirit of ethical management", and "The Company will never accept an action that distorts management data because it is an action that fails the Company".

Particularly in 2004, we executed a "Voluntary Reporting System" that creates a sense of morality and fairness in making reports. This was done with the objective of encouraging all employees' to join us in the practice of ethical management. By so doing, we are headed in the right direction in propagating a spirit of ethical management.

An Organizational Force for Ethical Management

○ LG Electronics has an Ethics Committee that is a final decision-making organization in matters related to ethical management. This committee consists of the Company's management board that is headed by the CEO. We established a total of 13 ethics bureaus in divisions, overseas headquaters, and affiliated companies. These act as management organizations of the Ethics Committee. The main role of these ethics bureaus is to carry out resolutions of the Ethics Committee, educate in ethical management, and conduct specific promotional activities for ethical management.

Systematic Activities for Ethical Management

○ . We are strengthening our control of ethical management processes through automation of accounting processes, introduction of business process management, and readjustments of ethical standards for the establishment of culture that enhances transparent management. To increase a sense of ethical management of the Company's employees as well as business partners, LG Electronics offers a variety of education programs, as well as placing ethical management-related cases on the ethical management homepage. We also operate an online consultation room to help solve any problems with business partners, and cyber hot line system to report any wrong-doings in the Company. By doing this we are making a maximum effort to prevent any violation of ethical management protocol. In the future, we will continue to practice ethical management through the improvement of management systems, and the execution of a broad spectrum of events to motivate ethical behavior.

Corporate Governance

After the launching of the holding company, LG Electronics is equipped with an advanced corporate governance structure that is focused on a Board of Directors and a professional administrator. This helps us deploy more transparent and value creation management activities that increase Company value, as well as shareholder value.


LG Corp.
LG Electronics
LG.Philips LCD.
LG Micron
LG Innotech
Hi Plaza


Domestic Individual & Institutional Investors
24%
36%
LG Corp.
Shareholding
40%
Foreign Investors

The Professional Administrator's Responsible Management System, and the Board of Directors-focused Independent Management System

o When LG Electronics removed the "Circulating Investment Structure" of its affiliated companies through the launching of a holding company system, this let the holding company take full charge of investments, and LG Electronics could place its focus on its own businesses, while increasing the overall value of the Company. This corporate governance structure has laid the groundwork for increasing managerial transparency. By introducing a responsible management system under professional administrator S.S. Kim, CEO of LG Electronics, as well as using a Board of Directors-focused management system, we are taking strides in strengthening business competitiveness both domestically and internationally. This results in maximizing Company value, as well as shareholder value.

An Independent Board of Directors, and Outside Directors' Activities

o The LG Electronics' Board maintains independence from its management and major shareholders. Currently the Board has a total of seven directors, four of whom are outside directors. To secure fairness and independence in appointing outside directors, an Outside Director Recommendation Committee consisting of one in-house director and one outside director, nominates outside directors after strict screening of their qualification. These outside directors are then voted on at the next shareholders' meeting.

The outside directors are always well qualified people with professional knowledge and experience in vital areas. Their main role is to conduct check and balance functions, as well as monitoring the Company's overall management activities. They also play a role as objective advisors to the Company. The Board meetings take place every month, and every member is required to participate in the meeting. The Board members screen the meeting agenda offered by the Company management prior to the Board meeting, and evaluates and supervises the Company management's performance, business transactions with affiliated companies, and other important management matters. In 2004, LG Electronics gave the Board members an opportunity to more actively participate in the Company's management activities by offering an 'On-The-Spot Management Program' that allows the members to directly visit Company business venues based both home and abroad. We also encourage them to participate in the outside director training programs that are hosted by the Korean Directors Association.

Enhancing the Independence and Responsibility of the Audit Committee

o To secure complete independence from the Company management and major shareholders, The Audit Committee is composed of three outside directors. The Committee's role is to examine all kinds of financial reports, and enhance managerial transparency and fairness as supervisors. In addition, the committee members approve the appointment of outside auditors after carefully reviewing the outside auditor candidates' professionalism, independence, reputation, service capability, and ability to audit international businesses, as well as any possible business conflicts with the Company.

Board of Directors

(As of March, 2005)



Director
S.S. Kim
CEO of LG Electronics
Vice Chairman



Director
Young-Soo Kwon
CFO of LG Electronics
Executive Vice President



Director
Yu-Sig Kang
COO of LG Corp.
Vice Chairman



Outside Director
Suk-Jean Kang
Chairman of CEO Consulting Group



Outside Director
IL-Sup Kim
Chairman of Dasan Accounting Corporation



Outside Director
Nyum Jin
Professor of Sogang University



Outside Director
Sung-Won Hong
Chairman of G-Mobile

Audit Committee

(As of March, 2005)

- **Suk-Jean Kang** — Outside Director, Chairman of CEO Consulting Group
- **IL-Sup Kim** — Outside Director, Chairman of Dasan Accounting Corporation
- **Nyum Jin** — Outside Director, Professor of Sogang University

Management & Organizations


Executive Management
CEO
S.S. Kim
Vice Chairman
Head of European Headquarters
Jong-Eun Kim
President
Hee-Gook Lee
Head of Mobile Communications Division
Mun-Hwa Park
President
Jin-Bang Son
President
Myeong-Kyu Ahn
Head of Digital Appliance Division
Young-Ha Lee
Executive Vice President
Head of Digital Display Division
Sang-Han Yoon
Executive Vice President
B.B. Hwang
Chief of Human Resources
Young-Ki Kim
Executive Vice President
Young-Soo Kwon
Executive Vice President
Shin-Ik Kang

Organizations
(As of March, 2005)


Mobile Communications Division
Digital Appliance Division
Digital Display Division
Digital Media Division




CTO
LG Electronics China
North American Headquarters
European Headquarters
Korea Sales & Marketing Operation
Customer Service
CFO
Human Resources

Corporate Milestones

2004
- Launched the world's first TV refrigerator, a refrigerator combined with TV function
- Developed 5 th generation digital TV broadcasting receipt chip
- Began construction of PDP A3 factory
- Signed a contract with Hutchison to supply 3 million 3G mobile handsets
- Commercialized the world's first Single Scan technology applied to the XGA model
- Next generation digital TV broadcasting transmission technology called EVSB was adopted as the U.S. ATSC standard
- Developed the world's first terrestrial DMB handset

2003
- Developed world's first dual CDMA / W-CDMA IMT-2000 mobile handset
- Developed world's first digital tuner equipped 50" PDP TV
- Vice-chairman, S. S. Kim, appointed as CEO
- Developed world's largest 76" PDP

2002
- Demerger(LGE & LGEI)
- First to commercialize home network system
- Ranked sixth in the global mobile handset industry

2001
- Established world's second PDP mass production line (Gumi)
- Launched LG.Philips Displays, the CRT joint venture

2000
- Introduced world's first Internet refrigerator
- Successfully commercialized WCDMA IMT-2000 core network system
- Merged with LGIC

1999
- Developed first digital TV suited for Korean market
- First to introduce 40" PDP in Korea
- LG LCD acquired $1.6 billion foreign capital : Launched LG.Philips LCD
- Proclaimed 'Digital-LG' Vision

1997
- Promotion of TL2005
- Developed world's first IC set for DTV

1996
- Declaration of LEAP 2005-2nd Establishment Anniversary

1995
- Renamed the Company, 'LG Electronics'
- Acquired Zenith

1991
- Strategic alliance with Zenith
- First to export $2 billion in home appliances in Korea

1989
- Established the vision for the 21st century

1984
- Established Pyeongtaek factory
- Broke 1 trillion won in sales

1983
- Established research center for design

1981
- Established Korea's first overseas production line in US(LGEAI)

1979
- Established Gimhae factory

1978
- Established a sales subsidiary in US(LGEUS)
- First to achieve $100 million export in Korean Electronics Industry

1977
- Accomplished Å 100 billion in sales

1976
- Established Changwon factory

1975
- Established Gumi factory

1968
- First to produce air conditioner in Korea

1966
- First to produce black and white TV in Korea

1965
- First to produce refrigerator in Korea

1962
- First to export radio(U.S.A) in Korea
- First to produce telephone in Korea

1959
- First to produce tube transistor radio (A-501)in Korea(Pioneer in Korean Electronics Industry)

1958
- Founded as GoldStar

Non-Consolidated Financial Statements

LG Electronics Inc.
Report of Independent Auditors



Samil PricewaterhouseCoopers
Kukje Center Building
191 Hangangro 2 ga, Yongsan-ku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

To the Board of Directors and Shareholders of LG Electronics Inc.

We have audited the accompanying non-consolidated balance sheets of LG Electronics Inc. (the "Company") as of December 31, 2004 and 2003, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, the investments in which are reflected in the accompanying non-consolidated financial statements using the equity method of accounting. The investments in those subsidiaries represent 8.5% of the Company's total assets as of December 31, 2004, and the equity in their net income represents 2.6% of the Company's income before income taxes for the year then ended. These financial statements were audited by other auditors whose reports have been furnished us, and our opinion, insofar as it relates to the amounts included for the subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Electronics Inc. as of December 31, 2004 and 2003, and the results of its operations, the changes in its retained earnings and its cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to following matters.

As discussed in Note 25 to the accompanying non-consolidated financial statements, for the year ended December 31, 2004, the Company sells its products to, and purchases certain materials from, affiliated companies. During 2004, the Company's total sales to and purchases from affiliated companies amounted to ₩16,795,160 million and ₩3,344,125 million, respectively, and related receivables and payables amounted to ₩632,716 million and ₩566,379 million, respectively, as of December 31, 2004. During 2003, the Company's total sales to and purchases from affiliated companies amounted to ₩12,590,720 million and ₩2,679,403 million, respectively, and related receivables and payables amounted to ₩584,407 million and ₩319,545 million, respectively, as of December 31, 2003.

As discussed in Note 10 to the accompanying non-consolidated financial statements, upon a resolution of the Board of Directors in July, 2004, the Company invested ₩289,125 million (equivalent to US$ 250 million) in LG Electronics Wales Ltd. ("LGEWA") which, in turn, invested to its subsidiary, LG.Philips Displays Holding B.V. ("LPD") according to an agreement with the LPD's creditor financial institutions. The other conditions in the said agreement included the deferment of loan repayment and the reduction in the interest rate of the said loan.

As discussed in Notes 5 and 9 to the accompanying non-consolidated financial statements, as per the resolution of the Board of Directors dated February 6, 2004, the Company purchased LG Card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩150,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. The commercial papers of ₩38,124 million are scheduled to be converted to equity of LG Card and the remaining commercial papers amounting to ₩111,876 million are scheduled to be collected within December 31, 2005. The Company recognized an impairment loss of ₩41,437 million on the said commercial papers for the year ended December 31, 2004.

As discussed in Note 33 to the accompanying non-consolidated financial statements, on January 1, 2005 the Company merged a part of PC division of LG IBM PC Co., Ltd., a joint venture with IBM Korea Inc. This merger is aimed to optimize business efficiency, align operational strategies, and maximize profitability.

As discussed in Note 33 to the accompanying non-consolidated financial statements, on January 24, 2005, the Company signed a memorandum of understanding with Nortel Networks Corporation of Canada for establishment of a joint venture to engage in the field of communication equipment and networking solution.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
January 28, 2005

• Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited each of which is a separate and independent legal entity.

LG Electronics Inc.
Non-Consolidated Balance Sheets

December 31, 2004 and 2003

(in millions of Korean won)

	2004	2003
Assets		
Current assets		
Cash and cash equivalents (Notes 3 and 7)	₩ 648,416	₩ 536,853
Short-term financial instruments (Note 4)	-	40,732
Short-term investments (Note 5)	89,501	-
Trade accounts and notes receivable, net (Notes 6, 7 and 25)	999,023	1,005,246
Inventories, net (Notes 8 and 12)	1,675,031	1,504,164
Other accounts receivable, net (Notes 6 and 7)	544,885	438,078
Prepaid expenses	40,116	40,959
Accrued income, net (Notes 6 and 7)	12,751	176,334
Advances, net (Note 6)	46,650	28,026
Derivatives transaction debit (Note 17)	51,475	654
Other current assets, net (Note 6)	2,795	1,671
Total current assets	4,110,643	3,772,717
Property, plant and equipment, net (Notes 11, 12 and 26)	3,629,549	3,122,720
Long-term financial instruments (Note 4)	17,961	9,623
Long-term investment securities (Note 9)	65,234	246,712
Equity method investment securities (Note 10)	4,096,263	2,621,879
Refundable deposits (Note 7)	380,128	326,574
Long-term trade accounts receivable (Note 6)	-	22
Long-term prepaid expenses	141,459	85,425
Deferred income tax assets, net (Note 22)	104,765	249,728
Long-term loans receivable, net (Notes 6 and 25)	52,305	5,725
Intangible assets, net (Notes 13 and 26)	635,532	836,301
Other long-term assets	402	-
Total assets	₩ 13,234,241	₩ 11,277,426

LG Electronics Inc.
Non-Consolidated Balance Sheets

December 31, 2004 and 2003

(in millions of Korean won)

	2004	2003
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term borrowings (Note 14)	₩ 209,890	₩ 390,406
Current maturities of long-term debt (Note 14)	646,783	989,580
Trade accounts and notes payable (Notes 7 and 25)	1,758,233	1,791,833
Other accounts payable (Note 7)	1,118,603	1,100,406
Income taxes payable (Note 22)	9,119	48,761
Dividends payable	-	34
Accrued expenses (Note 7)	993,225	612,456
Withholdings	19,110	30,974
Unearned income	1,644	-
Advances from customers	200,150	116,489
Derivatives transaction credit (Note 17)	2,066	9,860
Total current liabilities	4,958,823	5,090,799
Debentures and convertible bonds, net of current maturities and discounts on debentures (Note 15)	2,593,616	2,382,431
Long-term debt, net of current maturities (Note 15)	286,655	22,758
Accrued severance benefits, net (Note 16)	233,246	192,739
Product warranty reserve	145,657	83,982
Other long-term liabilities	77	115
Total liabilities	8,218,074	7,772,824
Commitments and contingencies (Note 17)		
Shareholders' equity		
Capital stock (Notes 1 and 18)	783,961	783,961
Capital surplus (Note 19)	1,907,543	1,891,986
Retained earnings (Note 20)	2,063,631	766,097
Capital adjustments (Note 21)	261,032	62,558
Total shareholders' equity	5,016,167	3,504,602
Total liabilities and shareholders' equity	₩ 13,234,241	₩ 11,277,426

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.
Non-Consolidated Statements of Income

December 31, 2004 and 2003

(in millions of Korean won, except per share amounts)

	2004	2003
Sales (Notes 25 and 26)	₩ 24,659,317	₩ 20,176,910
Cost of sales (Note 25)	18,735,848	15,350,719
Gross profit	5,923,469	4,826,191
Selling and administrative expenses	4,673,735	3,763,998
Operating income (Note 26)	1,249,734	1,062,193
Non-operating income		
Gain on valuation of securities using the equity method (Note 10)	764,917	-
Foreign exchange gains	408,093	263,375
Interest income	77,140	40,057
Refund of income taxes	64,475	3,069
Gain on valuation of derivatives (Note 17)	54,716	654
Gain on disposal of investment securities	46,955	503,536
Gain on settlement of derivatives (Note 17)	38,367	9,049
Reversal of allowance for doubtful accounts	33,860	119,578
Rent income	14,059	12,216
Dividend income	7,645	5,395
Gain on disposal of property, plant and equipment	7,587	5,347
Gain on disposal of intangible assets	-	52
Gain on business transfer	-	-
Others	91,813	161,095
	1,609,627	1,123,423

LG Electronics Inc.
Non-Consolidated Statements of Income

December 31, 2004 and 2003

(in millions of Korean won, except per share amounts)

	2004		2003	
Non-operating expenses				
Foreign exchange losses		284,301		286,625
Interest expense		198,761		208,600
Loss from transfer of trade accounts and notes receivable		120,252		96,871
Loss from disposal of property, plant and equipment		113,855		67,097
Loss from disposal of investment securities		72,286		2,616
Loss on impairment of investment securities (Note 5 and 9)		62,228		29,273
Loss on impairment of intangible assets (Note 13)		38,105		-
Additional payment of income taxes		20,490		202
Loss on settlement of derivatives (Note 17)		12,716		6,022
Donations (Note 29)		10,352		8,271
Loss on valuation of derivatives (Note 17)		3,623		9,860
Other bad debt expense		124		184
Loss on valuation of securities using the equity method (Note 10)		-		584,571
Others		62,142		48,624
		999,235		1,348,816
Income before income taxes		1,860,126		836,800
Income tax expense (Note 22)		314,172		173,976
Net income	₩	1,545,954	₩	662,824
Earnings per share and ordinary income per share (in won) (Note 23)	₩	9,890	₩	4,229
Diluted earnings per share and diluted ordinary income per share (in won) (Note 23)	₩	9,517	₩	4,187

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.

Non-Consolidated Statements of Appropriations of Retained Earnings

Years Ended December 31, 2004 and 2003

(Dates of Appropriations: March 11, 2005 and March 12, 2004 for the years ended December 31, 2004 [illegible] 2003 [illegible]

(in millions of Korean won)

	2004		2003	
Retained earnings before appropriations				
Unappropriated retained earnings carried over from prior year	₩	60	₩	15
Effect of change in accounting principle (Note 13)		-		(3,271)
Changes in retained earnings arising from equity method accounting (Note 10)		(51,757)		(13,576)
Net income		1,545,954		662,824
		1,494,257		645,992
Transfer from voluntary reserve				
Reserve for research and manpower development		506,200		76,590
		2,000,457		722,582
Appropriations of retained earnings				
Legal reserve		23,485		19,660
Reserve for research and manpower development		1,742,000		506,200
Loss from disposal of treasury stock		-		62
Cash dividends (Note 24)		234,851		196,600
		2,000,336		722,522
Unappropriated retained earnings to be carried forward to subsequent year	₩	121	₩	60

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.
Non-Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

(in millions of Korean won)

	2004	2003
Cash flows from operating activities		
Net income	₩ 1,545,954	₩ 662,824
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	667,366	617,894
Amortization of discounts on debentures	31,399	17,981
Provision for severance benefits	173,582	135,750
Loss from transfer of trade accounts and notes receivable	120,252	96,871
Bad debt expense	124	31,273
Loss (gain) on foreign currency translation, net	(81,117)	25,640
Loss (gain) from disposal of investment securities, net	25,331	(500,920)
Loss on impairment of investment securities	62,228	29,273
Loss from disposal of property, plant and equipment, net	106,268	61,750
Loss (gain) on valuation of securities using the equity method	(764,917)	584,571
Loss (gain) on valuation of derivatives, net	(51,093)	9,206
Gain on settlement of derivatives, net	(25,651)	(3,027)
Provision for product warranty	61,675	4,782
Others	3,464	(104,473)
	328,911	1,006,571
Changes in operating assets and liabilities		
Decrease (increase) in trade accounts and notes receivable	(116,794)	59,626
Increase in other accounts receivable	(110,657)	(213,827)
Decrease (increase) in accrued income	163,774	(30,508)
Decrease (increase) in advances	(18,677)	139,003
Decrease in other current assets	20	21
Increase in inventories	(170,868)	(308,259)
Decrease in prepaid expenses	843	10,277
Increase in long-term prepaid expenses	(56,033)	-
Decrease (increase) in deferred income tax assets	185,962	(7,354)
Increase in trade accounts and notes payable	(19,581)	(170,511)
Increase in other accounts payable	20,225	39,633
Increase in accrued expenses	385,027	27,209
Decrease in withholdings	(11,865)	(14,385)
Increase (decrease) in advances from customers	83,661	(80,938)
Decrease in income taxes payable	(39,642)	(107,848)
Payment of severance benefits	(109,117)	(81,297)
Increase in severance insurance deposits	(27,024)	(27,341)
Decrease in contributions to the National Pension Fund	3,066	2,667
Others	1,608	-
	163,928	(763,832)
Net cash provided by operating activities	2,038,793	905,563

LG Electronics Inc.
Non-Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

(in millions of Korean won)

	2004	2003
Cash flows from investing activities		
Disposal of short-term financial instruments	40,732	-
Acquisition of short-term financial instruments	-	(39,966)
Increase in short-term and long-term loans, net	(26,397)	-
Decrease in short-term and long-term loans, net	-	73,214
Acquisition of long-term financial instruments	(8,338)	(894)
Proceeds from disposal of investment securities	304,471	175,654
Acquisition of investment securities	(864,922)	(490,732)
Payment of refundable deposits	(53,888)	(32,715)
Proceeds from disposal of property, plant and equipment	41,374	39,630
Proceeds from disposal of intangible assets	1,395	291
Proceeds from disposal of derivatives	25,923	4,603
Acquisition of property, plant and equipment	(1,113,433)	(758,998)
Acquisition of intangible assets	(47,215)	(82,867)
Acquisition of derivatives	(7,794)	-
Others	(402)	(200)
Net cash used in investing activities	(1,708,494)	(1,112,980)
Cash flows from financing activities		
Proceeds from short-term borrowings	-	342,024
Payment of current maturities of long-term debt	(989,580)	(705,460)
Proceeds from issuance of debentures	906,581	1,247,738
Proceeds from long-term debt	275,120	22,242
Payment of short-term borrowings	(179,243)	-
Payment of debentures	-	(24,347)
Payment of dividends	(196,634)	(157,396)
Proceeds from disposal of treasury stock	11,318	2,536
Acquisition of treasury stock	(46,298)	-
Early redemption of long-term debt	-	(243)
Net cash provided by (used in) financing activities	(218,736)	727,094
Net increase in cash and cash equivalents	111,563	519,677
Cash and cash equivalents (Note 31)		
Beginning of the year	536,853	17,176
End of the year	₩ 648,416	₩ 536,853

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc. (the "Company") was spun off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002, to engage in the manufacture and sale of electronic, and information and communication products. Former LG Electronics Inc. was incorporated in February 1959 under the Commercial Code of the Republic of Korea to manufacture and sell electronics, and information and communication products, and had its shares listed on the Korea Stock Exchange in April 1970.

As of December 31, 2004, the Company operates manufacturing facilities mainly in Kuro, Pyeongtaek, Chongju, Gumi and Changwon in the Republic of Korea.

As of December 31, 2004, the Company has outstanding capital stock amounting to ₩783,961 million, including non-voting preferred stock. The Company's stock was relisted on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were relisted on the London Stock Exchange in September 2002.

As of December 31, 2004, LG Corp. and its related parties own 32.1% of the Company's common stock, while financial institutions, foreign investors and others own the rest of the Company's common stock.

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS No. 2 *Interim Financial Reporting*, through No. 9 *Convertible Securities*, became applicable to the Company on January 1, 2003, the Company adopted these Standards in its financial statements covering periods beginning on or after this date. As SKFAS Nos. 10 *Inventories*, 12 *Construction-Type Contracts* and 13 *Debt Restructuring and Rescheduling*, became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements as of and for the year ended December 31, 2004.

Revenue Recognition

Revenues from finished products and merchandise are recognized when most of the risks and benefits associated with the possession of goods are substantially transferred. Accordingly, sales of finished products are recognized when inspection is completed, and sales of merchandise are recognized when delivered. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Securities

The Company accounts for equity and debt securities under the provisions of SKFAS No. 8, *Investments in Securities*. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities whose fair value may not be determined, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are charged to capital adjustments, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities after the amortization of discounts or premiums.

Equity Method Investment Securities

Investments in equity securities of companies, over which the Company exercises a significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

The Company discontinues the equity method of accounting for investments when the Company's share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended. Differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are amortized over five years using the straight-line method, and the amortization is charged to current operations.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. Unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated considering the percentage of ownership.

Foreign currency financial statements of equity method investees are translated into Korean won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders' equity.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on the aggregate estimatedcollectibility of the accounts.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method. If the net realizable value of inventory is less than its cost, a contra inventory account representing the valuation loss, is presented to reduce the inventory to its net realizable value. The said valuation loss is recorded as cost of sales. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets, as described below.

	Estimated useful life
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	5 - 10 years
Tools, furniture and fixtures, and vehicles	5 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals which enhance the value of the assets over their most recently appraised value are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely, and recognizes an impairment loss when the carrying value of an asset exceeds the value of its future economic benefits. The carrying value of the impaired assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Lease Transactions

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a term longer than 75% of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term amounting to more than 90% of the fair value of the leased property, are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Research and Development Costs

Research costs are expensed as incurred. Development costs directly relating to a new technology or new products, for which the estimated future benefits are probable, are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are not estimated to be recoverable, they are written down to their net realizable value.

Intangible Assets

Intangible assets are stated at acquisition cost, net of accumulated amortization. Acquisition cost is the total of the production or purchase cost and other incidental expenses. Amortization is computed using the straight-line method over the estimated useful lives, which range from five to ten years.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely. An impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Borrowing Costs

Interest and other financial costs incurred on borrowings used to acquire property, plant and equipment, intangible assets and investments are all charged to expense as incurred.

Discounts (Premiums) on Debentures

Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock

Treasury stock are stated at cost and recorded as a capital adjustment in shareholders' equity. Gain on disposal of treasury stock is recorded as a capital surplus. Any loss on disposal of treasury stock is offset against prior gains on disposal of treasury stock included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty

The Company provides warranties against product defects for a specified period of time after the sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying non-consolidated balance sheets as a product warranty reserve.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum severance payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees upon their retirement.

Income Taxes

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are recognized to the extent that it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

Tax credits for investments and development of research and manpower are accounted for using the flow-through method, whereby income taxes are reduced in the period the assets that gave rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to realizability as stated above, are recognized for the carry-forward amount.

Sale of Accounts and Notes Receivable

The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as a sale of the receivables, if the rights and obligations relating to the receivables are substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the basic rates in effect at the balance sheet date(₩1,043.8: US$1 as of December 31, 2004, ₩1,197.8: US$1 as of December 31, 2003), and resulting translation gains or losses are recognized in current operations. However, convertible bonds in foreign currency are translated into Korean won at the agreed rate of exchange, considering the exercise of conversion rights by the creditors.

Derivative Financial Instruments

The Company utilizes several derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure resulting from fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustments account and recorded in current operations in the period when the underlying transactions have an effect on operations.

Convertible Bonds

The Company recorded a premium for conversion rights as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. The Company offset conversion rights adjustment by the face value of convertible bonds and add call premium to the face value of convertible bonds.

Government grants

The Company recognizes government grants, which are to be redeemed, as liabilities. The government grants, which are intended to be used for the acquisition of certain assets, are deducted from the cost of the acquired assets. Before the acquisition of the assets specified by the grant, the amounts are recognized as a deduction from the account under which the asset to be acquired is to be recorded, or from the other assets acquired as a temporary investment of the grant received.

The government grants, contributed to compensate for specific expenses, are offset against the related expenses. Other government grants, for which the use or purpose is not specified, are recorded as gains from assets contributed, and are recognized in current operations.

Cash and cash equivalents as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)

	Annual interest rate (%) at December 31, 2004	2004	2003
Cash on hand	-	₩ 27	₩ 47
Checking accounts	-	3,569	2,873
Foreign currency checking accounts	-	26,921	24,977
Demand deposits	0.1 - 0.3	11,863	1,795
Foreign currency time deposits	1.2 - 1.5	74,036	120,161
Money market funds	3.0 - 3.5	502,000	127,000
Time deposits	-	-	210,000
Beneficiary certificates	3.4 - 3.5	30,000	50,000
		₩ 648,416	₩ 536,853

Short-term and long-term financial instruments as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)

	Annual interest rate (%) at December 31, 2004	2004	2003
Short-term financial instruments			
Installment deposits	-	₩ -	₩ 732
Time deposits	-	-	40,000
		-	40,732
Long-term financial instruments			
Other deposits	0.2 - 4.5	17,961	9,623
		₩ 17,961	₩ 50,355

As of December 31, 2004, long-term financial instruments of ₩17,961 million (2003 : ₩9,623 million) are deposited in connection with maintaining checking accounts or research and development projects funded by the government. The withdrawal of these financial instruments is restricted.

Short-term investments as of December 31, 2004, are as follows:

(in millions of Korean won)

	Acquisition cost	Market value	Carrying value
Commercial papers issued by LG Card Co., Ltd.	₩ 111,876	₩ 89,501	₩ 89,501

As approved by the Board of Directors on February 6, 2004, the Company purchased LG card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩150,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. The commercial papers amounting to ₩111,876 million classified as short-term investments are scheduled to be collected within December 31, 2005. The remaining commercial papers amounting to ₩38,124 million are scheduled to be converted to equity of LG Card and are classified as long-term investment securities (Note 9).

Receivables, including trade accounts and notes receivable, as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)

2004	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
Trade accounts and notes receivable	₩ 1,072,150	₩ (73,127)	₩ -	₩ 999,023
Other accounts receivable	554,436	(8,377)	(1,174)	544,885
Accrued income	12,970	(219)	-	12,751
Advances	50,650	(4,000)	-	46,650
Other current assets	2,810	(15)	-	2,795
Long-term loans receivable	52,810	(505)	-	52,305
	₩ 1,745,826	₩ (86,243)	₩ (1,174)	₩ 1,658,409

(in millions of Korean won)

2003	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
Trade accounts and notes receivable [1]	₩ 1,090,232	₩ (82,060)	₩ (2,904)	₩ 1,005,268
Other accounts receivable	450,366	(12,288)	-	438,078
Accrued income	176,744	(410)	-	176,334
Advances	32,534	(4,508)	-	28,026
Other current assets	1,675	(4)	-	1,671
Long-term loans receivable	27,436	(21,711)	-	5,725
	₩ 1,778,987	₩ (120,981)	₩ (2,904)	₩ 1,655,102

1. Long-term trade accounts receivable are included.

As of December 31, 2004, trade bills negotiated through banks that have not yet matured amount to approximately ₩3,539,953 million, which includes the equivalent of US$2,310 million and EUR555 million (Note 17).

[illegible]

As of December 31, 2004 and 2003, monetary assets and liabilities denominated in foreign currencies, other than those disclosed in Notes 14 and 15, are as follows:

(in millions)

	2004			2003		
	Foreign currency		Korean won equivalent	Foreign currency		Korean won equivalent
Cash and cash equivalents	US$	65	₩ 67,779	US$	104	₩ 125,044
	EUR	11	16,072	EUR	6	9,093
	JP¥	185	1,877	JP¥	462	5,174
	Others	-	15,229	Others	-	5,823
			100,957			145,134
Trade accounts receivable	US$	275	287,355	US$	306	367,064
	EUR	16	23,126	EUR	17	25,538
	JP¥	96	973	JP¥	762	8,528
	GBP	-	844	GBP	1	1,468
	AUD	-	84	AUD	1	518
	Others	-	1,143	Others	-	259
			313,525			403,375
Other accounts receivable	US$	128	133,168	US$	4	5,212
	EUR	12	17,685	EUR	-	-
	Others	-	13,993	Others	-	573
			164,846			5,785
Accrued income		-	-	US$	119	142,787
		-	-	Others	-	61
			-			142,848
Refundable deposits	US$	2	1,913	US$	1	1,720
	JP¥	58	587	JP¥	32	362
	Others	-	371	Others	-	410
			2,871			2,492
Trade accounts payable	US$	609	635,306	US$	616	737,951
	JP¥	12,036	121,816	JP¥	15,446	172,933
	EUR	13	17,916	EUR	11	16,179
	Others	-	279	Others	-	1,454
			775,317			928,517
Other accounts payable	US$	127	132,399	US$	164	196,867
	EUR	22	30,704	EUR	43	65,033
	JP¥	441	4,467	JP¥	3,743	41,910
	AUD	4	2,946	AUD	14	12,891
	CAD	1	1,114	CAD	5	5,087
	Others	-	11,715	Others	3	3,882
			183,345			325,670
Accrued expenses	US$	36	37,593	US$	64	76,106
	Others	-	640	Others	-	4,661
			38,233			80,767

Inventories as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)

	2004			2003
	Acquisition cost	**Inventory valuation allowance**	**Carrying value**	**Carrying value**
Merchandise	₩ 29,586	₩ (1,373)	₩ 28,213	₩ 21,268
Finished products	628,626	(20,206)	608,420	550,286
Work-in-process	316,947	(3,924)	313,023	348,850
Raw materials	595,617	(6,154)	589,463	490,126
Parts and supplies	136,307	(395)	135,912	93,634
	₩ 1,707,083	₩ (32,052)	₩ 1,675,031	₩ 1,504,164

See Note 12 for inventories insured against various property risks.

Long-term investment securities as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	2004	2003
Available-for-sale securities	₩ 64,383	₩ 246,668
Held-to-maturity securities	851	44
	₩ 65,234	₩ 246,712

Available-for-sale securities as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	Percentage of ownership (%) at December 31, 2004	2004			2003		
		Acquisition cost	Net asset value/ Market value	Carrying value	Acquisition cost	Net asset value/ Market value	Carrying value
Marketable equity securities							
KT Corp. [3]	-	₩ -	₩ -	₩ -	₩ 127,441	₩ 105,257	₩ 105,257
LG Investment & Securities Co.,Ltd. [5]	-	-	-	-	262,432	84,498	84,498
NARA MOLD & DIE Co., Ltd.	12.34	812	2,918	2,918	812	2,999	2,999
Voiceware Co., Ltd. [7]	3.02	142	604	604	206	1,363	1,363
Jindoo Network Inc. [6]	8.83	318	1,568	1,568			
Vodavi Technology Inc.	19.86	2,928	6,761	6,761	2,928	5,992	5,992
Hutchison Telephone Company Limited [4]	0.09	3,462	3,622	3,622	-	-	-
		7,662	15,473	15,473	393,819	200,109	200,109
Non-marketable equity securities							
Domestic companies							
Innopla Co., Ltd.	19.90	245	854	245	245	555	245
Castec Korea Co., Ltd.	5.00	182	859	182	182	489	182
Msoltech [1]	10.00	635	-	-	635	242	635
AL Tech Inc.	8.53	589	272	589	589	245	589
Korea Information Certificate Authority Inc.	9.35	1,852	1,230	1,852	1,852	1,695	1,852
Association of Electronics Environment	36.04	4,698	4,309	4,698	4,349	1,795	4,349
Megaround Co., Ltd. [6]	-	-	-	-	318	315	318
Temco, Inc.	13.04	1,200	1,200	1,200	1,200	1,200	1,200
Netgenetech. Co., Ltd.	15.00	176	35	176	176	176	176
Manager Society, Inc.	3.70	200	14	200	200	200	200
Thermo Metrix Technology [7]	-	-	-	-	158	158	158
Wowlinux [7]	-	-	-	-	100	100	100
Silicon Works	12.00	501	504	501	501	501	501
LG fund for small and medium Enterprises [4]	50.00	2,500	2,435	2,500	-	-	-
TU Media Corp.	4.74	6,500	5,765	6,500	6,500	6,500	6,500
Others	-	4,254	2,220	2,220	1,618	1,618	1,618

(in millions of Korean won)

	Percentage of ownership (%) at December 31,2004	2004			2003		
		Acquisition cost	Net asset value/ Market value	Carrying value	Acquisition cost	Net asset value/ Market value	Carrying value
Overseas companies							
Gemfire Corp. [7]	-	-	-	-	1,835	-	-
Erlang Technology Inc. [1]	6.90	1,129	-	-	1,129	313	1,129
Neopoint Inc. [1]	16.62	1,604	-	-	1,604	-	-
E2OPEN.COM [1]	3.64	15,694	-	-	15,694	1,899	15,694
COMMIT Incorporated	13.47	4,990	4,990	4,990	4,990	4,990	4,990
Monet Mobile Networks [1]	1.90	1,299	-	-	1,299	276	1,299
SUNPOWER.INC	10.35	1,257	231	1,257	1,257	258	1,257
Others	-	507	507	507	507	507	507
		50,012	25,425	27,617	46,938	24,032	43,499
Debt securities							
Bonds issued by the government		27	27	27	856	856	856
Convertible bonds issued by NeoDis Co., Ltd.		2,204	2,204	2,204	2,204	2,204	2,204
Commercial papers issued by LG Card Co., Ltd		8,124	19,062	19,062	-	-	-
		40,355	21,293	21,293	3,060	3,060	3,060
		₩ 98,029	₩ 62,191	₩ 64,383	₩ 443,817	₩ 227,201	₩ 246,668

1. Carrying value was fully written down due to the negative net book value or bankruptcy of the investee company as of December 31, 2004.
2. As approved by the Board of Directors on February 6, 2004, the Company purchased LG card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩150,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. Upon the agreement with the creditors, the commercial papers of ₩38,124 million, classified as long-term investment securities, are scheduled to be converted to equity of LG Card and the remaining commercial papers amounting to ₩111,876 million are scheduled to be collected within December 31, 2005. The Company recognized an impairment loss of ₩41,437 million on the said commercial papers for the year ended December 31, 2004 (Note 5).
3. During 2004, the Company disposed of all the shares of KT Corp., resulting in a loss of ₩18,697 million.
4. During 2004, the Company newly purchased the investments.
5. As per the resolution of the Board of Directors dated December 23, 2003, the Company entrusted its disposal and voting rights for the 10,180,531 shares of the common stock of LG Investment & Securities Co., Ltd. to Woori Bank, the representative of the creditor banks, as a part of the business normalization plan of LG Card. In April 2004, in accordance with the business normalization plan, Korea Development Bank exercised its preemptive right to purchase the shares of LG Investment & Securities Co., Ltd. Accordingly, the Company disposed of all its 10,180,531 shares, resulting in a loss from disposal of investment securities of ₩51,696 million.
6. During 2004, all the investment in Megaround Co., Ltd. were exchanged to investment in Jindoo Network Inc., marketable security because Megaround Co., Ltd. was merged by Jindoo Network Inc. Gain on valuation of investment in Jindoo Network Inc. amounting to ₩1,250 million was recorded as capital adjustments.
7. During 2004, the Company disposed of the investments, resulting in gain on disposal of investment securities of ₩487 million.

As of December 31, 2004 and 2003, held-to-maturity securities consist of the follows:

(in millions of Korean won)

	2004	2003
Subordinated bonds of ABN-AMRO ABCP	₩ 807	₩ -
Other	44	44
	₩ 851	₩ 44

The annual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

Due in	2004		2003	
	Available-for-sale securities	Held-to-maturity securities	Available-for-sale securities	Held-to-maturity securities
Less than one year and one year [1]	₩ 89,501	₩ -	₩ -	₩ -
Over one year through five years	21,293	807	3,060	-
Over five years through ten years	-	44	-	44
	₩ 110,794	₩ 851	₩ 3,060	₩ 44

1. These are classified as short-term investments (Note 5).

The details of changes in accumulated gains (losses) on valuation of available-for-sale securities as recorded in capital adjustments for the years ended December 31, 2004 and 2003, are as follows (Note 21):

(in millions of Korean won)

	January 1, 2004	Gain (loss)	Disposal	December 31, 2004
KT Corp.	₩ (22,184)	₩ -	₩ (22,184)	₩ -
Nara Mold & Die Co., Ltd.	2,187	(80)	-	2,107
Voiceware Co., Ltd.	1,157	(473)	222	462
Jindoo Network Inc.	-	1,250	-	1,250
LG Investment & Securities Co., Ltd.	(75,994)	23,534	(52,460)	-
Vodavi Technology Inc.	3,063	770	-	3,833
Hutchison Telephone Company Limited	-	160	-	160
E2OPEN.COM [1]	-	(15,190)	(15,190)	-
Bonds issued by the Korean Government	(241)	-	(241)	-
	₩ (92,012)	₩ 9,971	₩ (89,853)	₩ 7,812

(in millions of Korean won)

	January 1, 2003	Gain (loss)	Disposal	December 31, 2003
Hynix Semiconductor Inc.	₩ (23,771)	₩ 74	₩ (23,697)	₩ -
KT Corp.	(7,788)	(14,396)	-	(22,184)
LG Card Co., Ltd.	9,022	(5,262)	3,760	-
Nara Mold & Die Co., Ltd	2,758	(571)	-	2,187
Voiceware Co., Ltd.	1,638	(481)	-	1,157
LG Investment & Securities Co., Ltd.	-	(75,994)	-	(75,994)
Vodavi Technology Inc.	(1,075)	4,138	-	3,063
Bonds issued by the Korean Government	(2)	(245)	(6)	(241)
	₩ (19,218)	₩ (92,737)	₩ (19,943)	₩ (92,012)

1. Loss of ₩15,190 million on valuation of available-for-sale securities is realized due to theimpairment loss of the securities.

Interest income from investment in securities amounts to ₩12,338 million for the year ended December 31, 2004.

Equity method investment securities as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	Percentage of ownership (%) at December 31, 2004	2004			2003		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
Domestic companies							
LG Micron Ltd. [4]	36.00	₩ 68,100	₩ 120,716	₩ 111,651	₩ 52,315	₩ 88,030	₩ 86,070
LG Sports Ltd. [7]	-	-	-	-	1,404	1,203	1,204
LG Innotek Co., Ltd.	69.80	59,308	148,963	154,651	59,308	135,142	137,039
Hankuk Electric Glass Co., Ltd. [6]	20.00	119,282	140,549	125,082	-	-	-
LG.Philips LCD Co., Ltd. [9]	44.57	726,169	2,572,987	2,399,076	726,169	1,447,016	1,259,904
LG IBM PC Co., Ltd. [10]	49.00	11,907	16,689	16,522	11,907	17,739	14,548
Hi Plaza Inc. [4]	100.00	100,511	108,965	99,275	70,511	78,942	60,806
STIC Ventures Co., Ltd.	94.00	28,200	28,264	28,264	28,200	30,864	28,200
Hi Business Logistics	100.00	4,500	6,115	6,114	4,500	4,500	4,500
Overseas companies							
Goldstar Electronics Thailand Co., Ltd. (G.S.T.) [2]	49.00	36	36	36	36	36	36
Hitachi-LG Data Storage Inc. (HLDS)	49.00	7,684	22,350	30,823	7,684	30,576	33,007
LG Electronics Austria GmbH(LGEAG) [2]	100.00	116	116	116	116	116	116
LG Electronics Alabama, Inc.(LGEAI) [8]	-	-	-	-	63,940	79,784	53,116
LG Electronics Almaty Kazak Co., Ltd. (LGEAK)	100.00	3,746	15,508	11,438	3,746	23,188	19,106
LG Electronics Antwerp Logistics N.V. (LGEAL)	100.00	967	1,637	356	967	1,660	-
LG Electronics Australia Pty,Ltd. (LGEAP) [1]	100.00	1,558	7,305	-	1,558	9,544	-
LG Electronics Argentina S.A.(LGEAR) [3]	100.00	7,410	-	-	7,410	-	-
Arcelik-LG Klima Sanayi ve Ticaret A.S. (LGEAT)	50.00	14,718	21,869	20,621	14,718	19,895	19,353
LG Electronics Colombia, Ltda.(LGECB)	100.00	3,330	5,038	3,786	3,330	991	2,175
LG Electronics China Co., Ltd.(LGECH) [1, 4]	100.00	56,154	22,484	-	37,614	44,314	25,279
LG Electronics Canada, Inc.(LGECI)	100.00	13,779	16,562	9,888	13,779	16,302	12,293
LG Electronics Inc. Chile Limitada(LGECL)	100.00	5,856	7,659	6,960	5,856	5,856	5,856

(in millions of Korean won)

	Percentage of ownership (%) at December 31, 2004	2004			2003		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
LG Electronics Czech S.R.O.(LGECZ)	100.00	6,534	6,993	6,106	6,534	7,165	7,165
LG Electronics Deutschland GmbH (LGEDG)	100.00	26,938	24,465	9,370	26,938	24,972	16,266
PT LG Electronics Display Devices Indonesia (LGEDI)	100.00	32,085	66,687	48,348	32,085	76,826	53,673
LG Electronics Design Tech, Ltd.(LGEDT) [2]	100.00	1,002	1,002	1,002	1,002	1,002	1,002
LG Electronics Egypt Cairo S.A.E.(LGEEC)	100.00	4,382	1,467	3,032	4,382	489	2,619
LG Electronics Egypt S.A.E.(LGEEG) [4]	83.97	2,860	1,603	1,085	2,630	1,515	952
LG Electronics Espana S.A.(LGEES) [1, 4]	100.00	17,408	13,368	-	3,374	12,864	1,600
LG Electronics Gulf FZE(LGEGF) [4]	100.00	8,312	7,918	4,522	2,489	4,000	-
LG Electronics HK Limited(LGEHK)	100.00	4,316	4,445	4,445	4,316	4,065	3,943
LG Electronics Nature (Hangzhou) Recording Media Co., Ltd.(LGEHN) [4]	49.00	4,031	3,087	3,037	3,036	3,036	3,036
LG Electronics Hellas S.A.(LGEHS)	100.00	6,063	6,820	5,402	6,063	7,380	5,676
LG Electronics Huizhou Inc.(LGEHZ)	80.00	1,277	28,405	22,038	1,277	28,069	19,943
LG Electronics India Pvt. Ltd.(LGEIL)	100.00	38,476	120,896	121,544	38,476	116,998	113,063
PT LG Electronics Indonesia(LGEIN)	100.00	29,431	18,560	18,052	29,431	30,968	23,867
LG Electronics Italy S.P.A. (LGEIS) [4]	100.00	28,170	21,075	8,047	14,136	9,189	3,791
LG Electronics Japan Inc.(LGEJP)	100.00	12,978	1,954	583	12,978	3,682	3,095
LG Electronics Mlawa SP.Zo.O.(LGEMA) [4]	100.00	36,024	48,791	45,869	7,066	21,175	16,988
LG Electronics Morocco S.A.R.L. (LGEMC)	100.00	3,352	3,806	1,171	3,352	7,046	2,265
LG Electronics Middle East Co., Ltd. (LGEME) [2]	100.00	462	462	462	462	462	462
LG-MECA Electronics Haiphong, Inc. (LGEMH)	70.00	1,690	3,007	2,782	1,690	3,423	3,328
LG Electronics Magyar Kft.(LGEMK)	100.00	5,575	9,170	3,991	5,575	11,301	4,393
LG Electronics (M) SDN.BHD(LGEML) [2, 4]	100.00	7,869	7,869	7,869	11	11	11
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM) [4]	100.00	31,439	4,928	1,066	19,800	13,536	6,393

(in millions of Korean won)

	Percentage of ownership (%) at December 31, 2004	2004			2003		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
LG Electronics Mexico S.A. de C.V. (LGEMS)[4]	100.00	13,575	23,076	21,169	1,936	7,632	3,084
LG MITR Electronics Co., Ltd.(LGEMT)	87.74	15,925	10,447	6,098	15,925	12,781	8,078
LG Electronics North of England Ltd. (LGENE)	100.00	11,229	9,981	10,052	11,229	17,496	15,513
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP)	100.00	13,241	(1,822)	5,057	14,712	13,435	13,084
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	70.00	9,367	20,516	16,518	9,367	16,685	15,860
LG Electronics Philippines, Inc. (LGEPH) (formerly LGECM)	100.00	23,524	1,713	3,000	23,524	2,564	5,186
LG Electronics Polska SP.Zo.O.(LGEPL)	100.00	4,117	11,217	9,000	4,117	10,229	8,968
Nanjing LG Panda Appliance Co.,Ltd. (LGEPN)	70.00	7,596	12,672	11,843	7,596	15,380	14,865
LG Electronics Peru S.A. (LGEPR)[4]	100.00	7,699	3,744	2,784	1,879	1,783	481
LG Electronics Panama S.A. (LGEPS)	100.00	2,333	6,144	3,755	2,333	3,444	701
LG Electronics Portugal (LGEPT)[4]	100.00	20,927	20,338	17,528	6,822	7,517	7,460
LG Electronics Qinhuangdao Co., Ltd.(LGEQH)	100.00	3,284	7,160	6,587	3,284	6,805	7,024
LG Electronics Russia Inc.(LGERI)	95.00	391	9,785	9,785	391	5,934	5,934
LG Electronics Romania S.R.L(LGERO)[5]	100.00	7,350	8,427	8,256	-	-	-
LG Electronics S.A. Pty Ltd.(LGESA)	100.00	3,382	33,045	29,028	3,382	26,418	21,870
LG Electronics Service Europe Netherlands B.V. (LGESE)[1]	100.00	10,470	14,372	-	10,470	16,601	20,203
Shanghai LG Electronics Co., Ltd. (LGESH)[4]	70.00	4,899	9,170	7,704	2,719	6,818	5,950
LG Electronics de Sao Paulo Ltda.(LGESP)	100.00	28,481	78,801	68,234	28,481	51,530	41,214
LG Electronics Sweden AB(LGESW)	100.00	5,668	5,780	2,581	5,668	6,683	4,348
LG Electronics Shenyang Inc.(LGESY)	78.87	11,267	16,765	13,474	11,267	19,206	11,831
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	80.00	42,948	109,743	100,046	42,948	125,388	106,851
LG Electronics Thailand Co., Ltd.(LGETH)	93.75	3,407	21,650	21,708	3,407	24,513	22,630

(in millions of Korean won)

	Percentage of ownership (%) at December 31, 2004	2004			2003		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
Taizhou LG-Chunlan Home Appliances Co., Ltd.(LGETR) (formerly LGECT)	100.00	59,205	16,369	27,001	59,205	46,334	51,842
LG Taistar Electronics Taiwan Co., Ltd. (LGETT) [4]	100.00	19,846	12,174	10,935	8,439	1,700	-
LG Electronics United Kingdom Ltd. (LGEUK) [1,4]	100.00	34,723	7,501	-	20,792	(7,145)	-
LG Electronics Ukraine Co., Ltd. (LGEUR) [2]	100.00	1,041	1,041	1,041	1,041	1,041	1,041
LG Electronics U.S.A., Inc.(LGEUS) [8]	100.00	148,109	134,835	108,995	37,985	36,918	42,594
LG Electronics Vietnam Co., Ltd.(LGEVN)	100.00	6,035	9,846	8,546	6,035	13,319	12,646
LG Electronics Wales Ltd.(LGEWA) [4]	100.00	963,757	149,207	69,650	676,082	46,059	-
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT) [4]	51.00	10,188	11,067	6,821	9,669	6,422	6,422
Kunshan LGMS Computer Co., Ltd.(LGMSK) [4]	100.00	1,690	1,690	1,690	1,155	916	915
LG Soft India PVT, Ltd. (LGSI) [4]	100.00	5,084	7,543	9,338	2,920	7,833	7,418
EIC Properties PTE, Ltd.	38.20	9,636	2,198	2,198	9,636	8,493	8,493
Zenith Electronics Corporation(Zenith) [8]	100.00	-	-	-	487,215	(12,721)	-
LG Infocomm U.S.A. Inc.(LGICUS) [8]	100.00	-	-	-	4,673	21,503	-
LG Infocomm Thailand, Inc.(LGICTH)	60.00	3,246	5,651	4,094	3,246	5,953	5,851
Vietnam Korea Exchange, Ltd.(V.K.X.)	40.00	1,736	2,040	2,064	1,736	2,316	2,328
LG TOPS [3]	40.00	2,699	902	930	2,699	930	906
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd. [2]	49.00	824	824	824	824	824	824
LGE (China) R&D Center	100.00	8,201	6,544	6,544	8,201	6,539	6,539
Electromagnetica Goldstar S.R.L. [2]	50.00	508	508	508	508	508	508
SLD Telecom Pte. Ltd. [4]	42.74	68,487	51,711	52,279	29,001	25,190	25,190
Triveni Digital Inc. [2]	100.00	899	899	899	899	899	899
LG (Yantai) Information & Communication Technology Co., Ltd. [2]	100.00	2,720	2,720	2,720	2,720	2,720	2,720

(in millions of Korean won)

	Percentage of ownership (%) at December 31, 2004	2004			2003		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
LG Holdings (HK) Ltd. [4]	31.82	53,378	46,437	42,906	38,523	38,554	44,496
Qingdao LG Langchao Digital Communication Co., Ltd. [4]	60.00	8,749	8,215	3,910	2,973	1,223	2,973
LG Goldstar France S.A.R.L.(LGEFS) [6]	100.00	7,139	952	-	-	-	-
Kunshan LGMS Computer Co., Ltd. (LGEKS) [6]	100.00	2,649	3,027	2,649	-	-	-
Goldstar Mobilecomm France SASU(LGEMF) [5]	100.00	5,621	5,621	5,621	-	-	-
LG Electronics RUS, LLC(LGERA) [5]	100.00	5,411	5,411	5,411	-	-	-
		₩3,226,666	₩4,598,247	₩4,096,263	₩2,969,805	₩3,080,042	₩2,621,879

1. The equity method of accounting has been suspended due to the investee's accumulated losses.
2. Investments in small-sized subsidiaries and affiliates whose total assets as of the previous year-end amounted to less than ₩7,000 million, or which have just been established in the current period are stated at cost, in accordance with accounting principles generally accepted in the Republic of Korea.
3. The operations of this subsidiary were suspended as of December 31, 2004.
4. During 2004, the Company purchased additional shares of these subsidiaries.
5. This subsidiary has just been established during 2004.
6. The Company newly purchased the shares of these subsidiaries during 2004.
7. The Company disposed of all the shares of LG Sports Ltd., resulting in a loss amounting to ₩598 million.
8. During 2004, the Company's investments in LGEAI, LGICUS and Zenith were all contributed in kind to LGEUS, making LGEUS the new parent company of the three investees and resulting in a gain of ₩38,336 million. However, there was no effect on earnings because the amount was charged to valuation loss using equity method as intercompany transactions.
9. The Company's percentage of ownership in LG.Philips LCD Co., Ltd. decreased from 50% to 44.57% because the Company did not participate in issuance of stock for LG.Philips LCD Co., Ltd. A valuation gain of ₩300,891 million for the year ended December 31, 2004 using equity method due to the change in percentage of ownership was recorded as capital adjustments.
10. The Company merged a part of PC Division of LG IBM PC Co., Ltd., a joint venture with IBM Korea Inc. This merger is aimed to optimize business efficiency, align operational strategies, and maximize profitability.

The equity method of accounting is applied based on the affiliates' most recent available financial statements which have been audited or which have not been audited.

For the year ended December 31, 2004, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are as follows:

(in millions of Korean won)

	January 1, 2004	Addition	Amortization	December 31, 2004
Domestic companies				
LG Micron Ltd.	₩ 2,653	₩ -	₩ (589)	₩ 2,064
LG Innotek Co., Ltd.	528	-	(150)	378
Hi Plaza Inc.	(2,275)	-	688	(1,587)
Hankuk Electric Glass Co., Ltd.	-	(17,010)	3,402	(13,608)
	906	(17,010)	3,351	(12,753)
Overseas companies				
LG Electronics Mlawa SP. Zo. O.(LGEMA)	(775)	-	775	-
LG Electronics Service Europe Netherlands B.V.(LGESE)	(53)	-	53	-
LG Electronics Shenyang Inc.(LGESY)	228	-	(152)	76
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	10,716	-	(2,679)	8,037
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	2,901	-	(740)	2,161
LG Electronics Wales Ltd. (LGEWA)	(125,599)	8,304	46,918	(70,377)
Others	18,169	3,858	(5,694)	16,333
	(94,413)	12,162	38,481	(43,770)
	₩ (93,507)	₩ (4,848)	₩ 41,832	₩ (56,523)

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the year ended December 31, 2003, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee were as follows:

(in millions of Korean won)

	January 1, 2003	Gain (loss)	Disposal	December 31, 2003
Domestic companies				
LG Micron Ltd.	₩ -	₩ 2,947	₩ (294)	₩ 2,653
LG Sports Ltd.	(3)	1	2	-
LG Innotek Co., Ltd.	112	-	416	528
LG Investment & Securities Co., Ltd.	25,571	(25,571)	-	-
LG Philips LCD Co., Ltd.	1,572	-	(1,572)	-
HI Plaza Inc.	(2,963)	-	688	(2,275)
	24,289	(22,623)	(760)	906
Overseas companies				
LG Electronics Mlawa SP. Zo. O.(LGEMA)	(1,550)	-	775	(775)
LG Electronics Service Europe Netherlands B.V. (LGESE)	(105)	-	52	(53)
LG Electronics Shenyang Inc.(LGESY)	380	-	(152)	228
TaiZhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	20,731	-	(10,015)	10,716
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	1,459	2,079	(637)	2,901
LG.Philips Displays Holding B.V.	(175,839)	125,599	50,240	-
LG Electronics Wales Ltd. (LGEWA)	-	(125,599)	-	(125,599)
Others	(360)	21,573	(3,044)	18,169
	(155,284)	23,652	37,219	(94,413)
	₩ (130,995)	₩ 1,029	₩ 36,459	₩ (93,507)

In the above table, positive numbers represent goodwill while negative numbers represent negative goodwill.

For the year ended December 31, 2004, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting are as follows:

(in millions of Korean won)

	Inventories	Property,plant and equipment	Intangible assets	Equity securities	Total
Domestic companies					
LG Micron Ltd.	₩ (1,600)	₩ (4,921)	₩ -	₩ -	₩ (6,521)
LG Innotek Co., Ltd.	4,136	(177)	-	-	3,959
LG.Philips LCD Co., Ltd.	1,722	(13,975)	38,498	-	26,245
LG IBM PC Co., Ltd.	2,313	9	-	-	2,322
Hankuk Electric Glass Co., Ltd.	(1,858)	-	-	-	(1,858)
Hi Plaza Inc.	7,760	(1)	-	-	7,759
Hi Business Logistics	(1)	-	-	-	(1)
	12,472	(19,065)	38,498	-	31,905
Overseas companies					
LG Electronics China Co., Ltd. (LGECH)	(12,263)	(762)	-	-	(13,025)
LG Electronics Espana S.A. (LGEES)	(6,242)	-	-	-	(6,242)
LG Electronics Huizhou Inc. (LGEHZ)	3,378	39	-	-	3,417
LG Electronics India Pvt. Ltd. (LGEIL)	312	(334)	-	-	(22)
PT LG Electronics Indonesia (LGEIN)	2,565	(106)	-	-	2,459
LG Electronics Italy S.P.A. (LGEIS)	(6,487)	-	-	-	(6,487)
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	(174)	(32)	-	-	(206)
LG Electronics Service Europe Netherlands B.V. (LGESE)	4,901	-	-	-	4,901
LG Electronics Shenyang Inc. (LGESY)	3,770	(273)	-	-	3,497
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	8,080	300	-	-	8,380
LG Electronics U.S.A., Inc. (LGEUS)	(3,689)	(1,074)	-	(38,336)	(43,099)
LG Electronics Wales Ltd. (LGEWA)	1,989	(200)	-	-	1,789
Others	3,689	(1,218)	-	-	2,471
	(171)	(3,660)	-	(38,336)	(42,167)
	₩ 12,301	₩ (22,725)	₩ 38,498	₩ (38,336)	₩ (10,262)

In the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

For the year ended December 31, 2003, the details of the elimination of unrealized gain or loss arising from intercompany transactions according to the equity method of accounting were as follows:

(in millions of Korean won)

	Inventories	Property, plant and equipment	Intangible assets	Equity securities	Total
Domestic Companies					
LG Micron Ltd.	₩ 335	₩ (3,788)	₩ -	₩ -	₩ (3,453)
LG Innotek Co., Ltd.	(4,563)	(72)	-	6,250	1,615
LG.Philips LCD Co., Ltd.	(1,926)	(3,568)	38,498	-	33,004
LG IBM PC Co., Ltd.	(527)	(52)	-	-	(579)
Hi Plaza Inc.	2,373	(1)	-	-	2,372
	(4,308)	(7,481)	38,498	6,250	32,959
Overseas Companies					
LG Electronics Alabama, Inc. (LGEAI)	2,707	(1,502)	-	-	1,205
LG Electronics Huizhou Inc. (LGEHZ)	346	-	-	-	346
LG Electronics India Pvt. Ltd. (LGEIL)	(1,223)	-	-	-	(1,223)
PT LG Electronics Indonesia (LGEIN)	1,348	(438)	-	-	910
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	965	140	-	-	1,105
LG Electronics Service Europe Netherlands B.V. (LGESE)	(10,489)	-	-	-	(10,489)
LG Electronics Shenyang Inc. (LGESY)	(124)	(260)	-	-	(384)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	(3,183)	(1,146)	-	-	(4,329)
LG Electronics U.S.A., Inc. (LGEUS)	68	-	-	-	68
LG.Philips Displays Holding B.V.	(279)	(2,912)	-	-	(3,191)
LG Electronics Wales Ltd. (LGEWA)	(5,746)	-	-	(500,821)	(506,567)
Others	(44,325)	(4,153)	-	-	(48,478)
	(59,935)	(10,271)	-	(500,821)	(571,027)
	₩ (64,243)	₩ (17,752)	₩ 38,498	₩ (494,571)	₩ (538,068)

In the above table, positive numbers represent equity in earnings of affiliates while negative numbers represent equity in losses of affiliates.

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2004, are as follows:

(in millions of Korean won)

	January 1, 2004	Equity in earnings (losses) of affiliates, net	Others	December 31, 2004
Domestic companies				
LG Micron Ltd.	₩ 86,070	₩ 14,226	₩ 11,355	₩ 111,651
LG Sports Ltd.	1,204	34	(1,238)	-
LG Innotek Co., Ltd.	137,039	17,565	47	154,651
Hankuk Electric Glass Co., Ltd.	-	7,301	117,781	125,082
LG.Philips LCD Co., Ltd.	1,259,904	836,373	302,799	2,399,076
LG IBM PC Co., Ltd.	14,548	6,376	(4,402)	16,522
Hi Plaza Inc.	60,806	8,906	29,563	99,275
STIC Ventures Co., Ltd.	28,200	20,153	(20,089)	28,264
Hi Business Logistics	4,500	1,626	(12)	6,114
	1,592,271	912,560	435,804	2,940,635
Overseas companies				
LG Electronics Alabama, Inc.(LGEAI)	53,116	11,005	(64,121)	-
LG Electronics Huizhou Inc.(LGEHZ)	19,943	7,355	(5,260)	22,038
LG Electronics India Pvt. Ltd.(LGEIL)	113,063	25,791	(17,310)	121,544
PT LG Electronics Indonesia(LGEIN)	23,867	(73)	(5,742)	18,052
Nanjing LG-Tontru Color Display System Co., Ltd.(LGENT)	15,860	2,624	(1,966)	16,518
LG Electronics Service Europe Netherlands B.V. (LGESE)	20,203	(11,849)	(8,354)	-
LG Electronics Shenyang Inc.(LGESY)	11,831	4,805	(3,162)	13,474
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	106,851	10,964	(17,768)	100,047
LG Electronics U.S.A., Inc.(LGEUS)	42,594	(5,665)	72,067	108,996
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	51,842	(20,273)	(4,568)	27,001
LG Electronics Wales Ltd.(LGEWA)	-	(138,790)	208,440	69,650
Others	570,438	(33,537)	121,407	658,308
	1,029,608	(147,643)	273,663	1,155,628
	₩ 2,621,879	₩ 764,917	₩ 709,467	₩ 4,096,263

Changes in investments in subsidiaries and affiliates accounted for using the equity method for year ended December 31, 2003, were as follows:

(in millions of Korean won)

	January 1, 2003	Equity in earnings (losses) of affiliates, net	Others	December 31, 2003
Domestic companies				
LG Micron Ltd.	₩ 35,541	₩ 4,165	₩ 46,364	₩ 86,070
LG Sports Ltd.	1,916	464	(1,176)	1,204
LG Innotek Co., Ltd.	117,645	12,654	6,740	137,039
LG Investment & Securities Co., Ltd.	145,270	-	(145,270)	-
LG Philips LCD Co., Ltd.	715,488	539,982	4,434	1,259,904
LG IBM PC Co., Ltd.	15,133	4,078	(4,663)	14,548
Hi Plaza Inc.	55,685	5,120	1	60,806
STIC Ventures Co., Ltd.	-	-	28,200	28,200
Hi Business Logistics	-	-	4,500	4,500
	1,086,678	566,463	(60,870)	1,592,271
Overseas companies				
LG Electronics Alabama, Inc.(LGEAI)	58,736	1,250	(6,870)	53,116
LG Electronics Huizhou Inc.(LGEHZ)	14,938	6,431	(1,426)	19,943
LG Electronics India Pvt. Ltd.(LGEIL)	77,191	40,946	(5,074)	113,063
PT LG Electronics Indonesia(LGEIN)	16,434	5,423	2,010	23,867
Nanjing LG-Tontru Color Display System Co., Ltd.(LGENT)	10,520	5,359	(19)	15,860
LG Electronics Service Europe Netherlands B.V. (LGESE)	23,498	(6,232)	2,937	20,203
LG Electronics Shenyang Inc.(LGESY)	8,205	3,737	(111)	11,831
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	99,315	10,025	(2,489)	106,851
LG Electronics U.S.A., Inc.(LGEUS)	39,822	2,832	(60)	42,594
LG.Philips Displays Holding B.V.	433,819	(456,253)	22,434	-
Electronics Wales Ltd.(LGEWA)	54,262	(611,807)	557,545	-
Others	431,611	(152,745)	343,414	622,280
	1,268,351	(1,151,034)	912,291	1,029,608
	₩ 2,355,029	₩ (584,571)	₩ 851,421	₩ 2,621,879

As of December 31, 2004, the respective accumulated losses of equity investees from which the application of the equity method of accounting has been suspended due to their accumulated losses are as follows:

(in millions of Korean won)

LG Electronics Service Europe Netherlands B.V. (LGESE)	₩ 22,565
LG Electronics China Co., Ltd. (LGECH)	18,397
LG Infocomm U.S.A.Inc. (LGICUS), subsidiary of LG Electronics U.S.A., Inc.	9,874
LG Electronics Australia PTY, Ltd. (LGEAP)	4,141
LG Electronics Espana S.A. (LGEES)	4,138
LG Electronics United Kingdom Ltd. (LGEUK)	3,990
LG Goldstar France S.A.R.L. (LGEFS)	1,040
	₩ 64,145

Equity method of accounting had been suspended until December 31, 2003, for the investments in LG Electronics United Kingdom Ltd. (LGEUK) and other subsidiaries, due to the zero book value of investments in those subsidiaries. In 2004, due to net income or issuance of new shares, the losses of those subsidiaries which had not been recognized until December 31, 2003, amounting to ₩51,757 million, were deducted from retained earnings.

As per the resolution of the Board of Directors dated July 2004, the Company invested ₩289,125 million (equivalent to US$ 250 million) in LG Electronics Wales Ltd. ("LGEWA") which, in turn, invested to its subsidiary, LG.Philips Displays Holding B.V.("LPD") according to an agreement with the LPD's creditor financial institutions. The other conditions in the said agreement included the deferment of loan repayment and the reduction in the interest rate of the said loan. Further, the Company revoked previous guarantee for LPD and provided the new guarantee of ₩57,825 million (equivalent to US$50 million).

Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2004, are as follows:

(in millions of Korean won)

	Balance at January 1, 2004	Acquisitions and capital expenditure	Transfer-in (out)	Disposals	Depreciation	Balance at December 31, 2004	Accumulated depreciation at December 31, 2004
Land	₩ 707,683	₩ 465	₩ 4	₩ (3,018)	₩ -	₩ 705,134	₩ -
Buildings	905,935	23,563	219,662	(4,530)	(29,206)	1,115,424	185,867
Structures	65,577	4,965	8,565	(694)	(4,901)	73,512	37,156
Machinery and equipment	634,708	177,075	181,176	(23,456)	(214,893)	754,610	721,582
Tools	399,837	233,757	21,567	(106,381)	(123,490)	425,290	300,941
Furniture and fixtures	207,633	111,110	2,553	(6,823)	(83,778)	230,695	350,009
Vehicles	8,088	3,839	910	(2,733)	(2,691)	7,413	10,206
Construction-in-progress	184,926	524,891	(400,505)	(9)	-	309,303	-
Machinery-in-transit	8,333	33,768	(33,933)	-	-	8,168	-
Total	₩3,122,720	₩1,113,433	₩ (1)	₩(147,644)	₩(458,959)	₩3,629,549	₩1,605,761

Changes in property, plant and equipment for the year ended December 31, 2003, were as follows:

(in millions of Korean won)

	Balance at January 1, 2003	Acquisitions and capital expenditure	Transfer-in (out)	Disposals	Depreciation	Balance at December 31, 2003	Accumulated depreciation at December 31, 2003
Land	₩ 705,980	₩ 12,497	₩ (9)	₩ (10,785)	₩ -	₩ 707,683	₩ -
Buildings	882,219	31,556	42,996	(23,981)	(26,855)	905,935	157,337
Structures	67,740	4,058	653	(1,876)	(4,998)	65,577	32,345
Machinery and equipment	563,864	79,820	176,530	(28,582)	(156,924)	634,708	580,176
Tools	345,816	169,476	39,324	(29,051)	(125,728)	399,837	299,847
Furniture and fixtures	205,579	83,370	9,553	(5,784)	(85,085)	207,633	318,917
Vehicles	7,052	3,743	273	(300)	(2,680)	8,088	12,532
Construction-in-progress	105,662	210,459	(130,420)	(775)	-	184,926	-
Machinery-in-transit	9,460	164,020	(165,147)	-	-	8,333	-
Total	₩2,893,372	₩ 758,999	₩ (26,247)	₩(101,134)	₩(402,270)	₩3,122,720	₩1,401,154

As of December 31, 2004, the value of the Company's land, as determined by the local government in Korea for property tax assessment purposes, approximates ₩770,545 million (2003: ₩676,051 million).

A substantial portion of property, plant and equipment as of December 31, 2004 is pledged as collateral for short-term borrowings and long-term debt from Korea Development Bank, up to a maximum of approximately ₩883,461 million. The said amount includes the equivalent of US$99 million, JP¥150 million and EUR360 million (Notes 14 and 15).

12. Insured Assets

As of December 31, 2004, property, plant and equipment, other than land and certain construction-in-progress, and inventories are insured against fire and other casualty losses up to approximately ₩6,263,079 million. In addition, the Company is insured against business interruption losses and losses arising from the transportation of goods up to approximately ₩5,214,172 million and ₩279,365 million, respectively.

13. Intangible Assets

Changes in intangible assets for the year ended December 31, 2004, are as follows:

(in millions of Korean won)

	Goodwill	Industrial property rights	Development costs	Other intangible assets	Total
Balance as of January 1, 2004	₩ 256,102	₩ 381,139	₩ 115,571	₩ 83,489	₩ 836,301
Additions	753	21,787	2	24,672	47,214
Disposals	(728)	(13)	(71)	(659)	(1,471)
Amortization	(40,153)	(85,983)	(53,698)	(28,573)	(208,407)
Impairment loss [1]	-	(38,105)	-	-	(38,105)
Balance as of December 31, 2004	₩ 215,974	₩ 278,825	₩ 61,804	₩ 78,929	₩ 635,532
Accumulated amortization as of December 31, 2004	₩ 182,329	₩ 372,003	₩ 207,015	₩ 91,538	₩ 852,882

1. The Company recognized impairment losses on intangible assets due to expiration of industrial property rights.

Changes in intangible assets for the year ended December 31, 2003, were as follows:

(in millions of Korean won)

	Goodwill	Industrial property rights	Development costs	Organization costs[1]	Other intangible assets	Total
Balance as of January 1, 2003	₩ 296,012	₩ 415,497	₩ 183,877	₩ 3,271	₩ 73,810	₩ 972,467
Additions	598	49,368	-	-	33,015	82,981
Disposals	(261)	-	-	-	(13)	(274)
Amortization	(40,247)	(83,726)	(68,306)	(3,271)	(23,323)	(218,873)
Balance as of December 31, 2003	₩ 256,102	₩ 381,139	₩ 115,571	₩ -	₩ 83,489	₩ 836,301
Accumulated amortization as of December 31, 2003	₩ 141,619	₩ 285,222	₩ 226,057	₩ -	₩ 62,271	₩ 719,017

1. In accordance with SKFAS No. 3, the remaining balance of organization costs was deducted from retained earnings.

Amortization of intangible assets presented under manufacturing costs and selling and administrative expenses for the years ended December 31, 2004 and 2003, consists of the following:

(in millions of Korean won)

	2004	2003
Manufacturing costs	₩ 35,660	₩ 34,631
Selling and administrative expenses	172,747	180,993
	₩ 208,407	₩ 215,624

The carrying value of significant intangible assets as of December 31, 2004 and 2003, consists of the following:

(in millions of Korean won)

	2004	2003	Remaining years for amortization
Goodwill	₩ 215,017	₩ 254,399	Six years
Industrial property rights	197,067	311,531	One through six years

As a result of LG Electronics Investment Ltd. (formerly LG Electronics Inc., now merged into LG Corp.)'s merger with LG Information & Communications, Ltd. in September 2000, former LG Electronics Inc. recognized goodwill amounting to ₩393,820 million and acquired industrial property rights amounting to ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to the Company. Related amortization expenses of goodwill and industrial property rights approximate ₩39,382 million and ₩76,359 million, respectively, for the year ended December 31, 2004.

Research and development costs incurred for the year ended December 31, 2004 amounted to ₩1,235,008 million (2003: ₩799,455 million) all of which were charged to current operations as ordinary development costs and research costs.

[illegible]. Short-term Borrowings and Current Maturities of Long-term Debt

Short-term borrowings as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)

	Annual interest rate (%) at December 31, 2004	2004	2003
General term loans	CD + 0.8	₩ 12,000	₩ 32,000
Commercial papers	5.2 ~ 5.7	114,500	149,319
Foreign currency loans	Libor + 0.3 ~ 1.2	83,390	209,087
		₩ 209,890	₩ 390,406

CD represents the annual interest rate for certificates of deposits.

Current maturities of long-term debt as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)

	2004	2003
Debentures	₩ 649,140	₩ 986,494
Discount on debentures	(2,357)	(1,382)
Long-term debt	-	4,468
	₩ 646,783	₩ 989,580

Debentures and convertible bonds as of December 31, 2004 and 2003, consist of the following:

(in millions)

	Annual interest rate (%) at December 31, 2004	2004	2003
Debentures			
Private, non-guaranteed payable through 2006	5.70 ~ 7.65	₩ 126,000	₩ 306,000
Public, non-guaranteed payable through 2009	4.00 ~ 7.00	2,070,000	2,090,000
Floating rate notes of US $ 431 million			
(2003:US $570 million), payable through 2006	6M LIBOR + 0.5 ~1.25, 3M LIBOR+1.9	449,878	682,746
		2,645,878	3,078,746
Convertible Bonds			
Zero coupon rate convertible bonds of			
US$ 287.5 million (2003 : US$ 287.5 million),			
payable through 2006	-	339,796	339,796
Zero coupon rate convertible bonds of			
US$ 250 million (2003:nil), payable through 2007	-	296,975	-
		636,771	339,796
		3,282,649	3,418,542
Less: Current maturities		(649,140)	(986,494)
Discount on debentures		(27,477)	(35,777)
Conversion rights adjustment		(49,508)	(13,840)
Premium for conversion rights		37,092	-
		₩ 2,593,616	₩ 2,382,431

As per the resolution of the Board of Directors dated July 8, 2003, the Company issued foreign currency convertible bonds in the Luxembourg Stock Exchange on August 11, 2003.

The terms and conditions of issuance are as follows:

- Type of bonds : Public convertible bond
- Total face value of bonds : US$287.5 million (fixed exchange rate of ₩1,179.2 : US$1)
- Date of issuance : August 11, 2003
- Terms and conditions for issuance of bonds
  - Coupon rate : 0%
  - Maturity : August 11, 2006
  - Call option : The Company holds the right to redeem the bonds at face value on or at any time after August 12, 2005, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days during the 30-day trading period ending on the redemption date.
  - Put option : The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at face value on the day after 18 months from the date of issuance.

- Terms and conditions for conversion
  - Type of stock to be issued : registered common stock
  - Number of shares convertible : 4,920,464 shares
  - Conversion price : ₩68,900 per share
  - Conversion period : September 12, 2003 through July 28, 2006

Upon a resolution of the Board of Directors, the Company issued foreign currency convertible bonds to Lehman Brothers Commercial Corporation on May 17, 2004. The terms and conditions of issuance are as follows:

- Type of bonds : Private convertible bond
- Total face value of bonds : US$250 million (fixed exchange rate of ₩1,181.5 : US$1)
- Date of issuance : May 17, 2004
- Terms and conditions for issuance of bonds
  - Coupon rate : 0% , Effective interest rate to maturity: 3.96%
  - Maturity : May 17, 2007
  - The Company redeems the bonds at 112.49% of face value in a lump sum on the date of maturity.
  - Call option : The Company holds the right to redeem the bonds at 106.06% of face value any time between May 18, 2006 and 60 days before maturity, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days, ending on the date on which redemption notice is given.
  - Put option : The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at 106.06% of face value on the day after 18 months from the date of issuance.
- Terms and conditions for conversion
  - Type of stock to be issued : registered common stock
  - Number of shares convertible : 3,049,221 shares
  - Conversion price : ₩96,869 per share. The conversion price was adjusted upwards from ₩91,840 to ₩96,869, because the average closing price of the common shares of the Company during the 20 consecutive Korea Exchange business days preceding and including the second Korea Exchange business day prior to the day falling 6 months after the issue date is above ₩65,600.
  - Conversion period : May 18, 2005 through May 7, 2007

Long-term debt as of December 31, 2004 and 2003, consists of the following:

(in millions)

	Annual interest rate (%) at December 31, 2004	2004	2003
Foreign currency loans [1]			
Banque Paribas	-	₩ -	₩ 1,963
Societe General	-	-	2,505
Kookmin Bank	6M LIBOR + 1.25	19,832	22,758
Hong Kong and Shanghai Banking Corp.	3M LIBOR + 1.45	31,314	-
Korea Development Bank	3M EULIBOR + 1.75	204,195	-
The Export-Import Bank of Korea	6M LIBOR + 1.54	31,314	-
		286,655	27,226
Less: Current maturities		-	(4,468)
		₩ 286,655	₩ 22,758

1. Representing US $ 79 million and EUR 144 million (2003: US $ 23 million).

See Note 11 for the related collateral arrangements for the Company's long-term debt.

The maturities of long-term debt outstanding as of December 31, 2004, are as follows:

(in millions of Korean won)

For the year ending December 31,	Debentures and Convertible bonds	Long-term debt	Total
2006	₩ 1,626,534	₩ 71,610	₩ 1,698,144
2007	766,975	91,028	858,003
2008	90,000	84,766	174,766
2009	150,000	39,251	189,251
	₩ 2,633,509	₩ 286,655	₩ 2,920,164

[illegible] Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	2004	2003
Beginning balance	₩ 555,362	₩ 500,909
Severance payments	(114,516)	(87,879)
Transfer-in from affiliated companies, net	5,399	6,582
Provisions	173,582	135,750
	619,827	555,362
Severance insurance deposit	(370,240)	(343,217)
Contributions to the National Pension Fund	(16,341)	(19,406)
	₩ 233,246	₩ 192,739

The severance benefits are funded at approximately 59.7% (2003: 61.8%) as of December 31, 2004 through employee severance insurance plans with Kyobo Life Insurance Co., Ltd. and other life insurance companies. The severance insurance deposits, which are amounts funded under employee severance insurance plans, are presented as a deduction from accrued severance benefits.

[illegible]

As of December 31, 2004, the Company provided several notes and checks to financial institutions as collateral in relation to various borrowings and guarantees of indebtedness.

As of December 31, 2004, the Company has various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of December 31, 2004, the Company has bank overdraft facility agreements with various banks amounting to ₩510,500 million.

As of December 31, 2004, the Company has sales agreements for export trade accounts receivable with various banks amounting to ₩4,858,304 million. The Company has corporate electronic settlement services contracts for collection of accounts receivable with Hana Bank amounting to ₩180,000 million (Note 6).

As of December 31, 2004, the Company has corporate electronic settlement services contracts for payment of trade accounts payable with various banks amounting to ₩880,000 million.

As of December 31, 2004, the Company has sales contracts with several companies, the undelivered portions of which amounted to approximately ₩6,438 million for KT Corp., ₩1,519 million for Hanarotelecom Inc., ₩37,924 million for Public Telecommunication Corporation in Yemen and others.

As of December 31, 2004, Hana Bank has provided guarantees of ₩26,264 million to the Company. The Company is contingently liable for guarantees approximating ₩1,766,502 million, including US$1,180 million, on the indebtedness of its subsidiaries and affiliates as follows:

(in millions of Korean won)

PT LG Electronics Display Device Indonesia (LGEDI)	₩ 171,183
LG Electronics Wales Ltd. (LGEWA)	134,045
LG Electronics Service Europe Netherlands B.V. (LGESE)	125,065
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	123,820
LG Electronics Mexico S.A. de C.V. (LGEMS)	99,186
LG Electronics Mlawa SP.Zo.O. (LGEMA)	88,906
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)	72,168
LG Electronics Gulf FZE (LGEGF)	55,321
PT LG Electronics Indonesia (LGEIN)	54,800
LG Electronics Japan Inc. (LGEJP)	54,486
LG Electronics da Amazonia Ltda. (LGEAZ)	52,190
LG Electronics de Sao Paulo Ltda. (LGESP)	52,190
LG.Philips Displays Holding B.V.	52,190
LG Electronics U.S.A., Inc. (LGEUS)	40,708
LG Electronics Italy S.P.A. (LGEIS)	28,963
Zenith Electronics Corporation	6,263
Others	555,018
	₩ 1,766,502

In order to reduce the impact of changes in exchange rates on future cash flows, the Company has entered into foreign currency forward contracts. As of December 31, 2004, the Company has outstanding forward contracts with ABN-AMRO and others for selling US dollars amounting to US$198 million at contract exchange rates of ₩1,035.70 : US$1 ~ ₩1,180.30 : US$1, with contract due dates of January through July 2005.

As of December 31, 2004, the Company has outstanding forward contracts with Societe General Bank and others for selling euro and buying US dollars amounting to ¤ 37 million at contract exchange rates of ¤ 1.2459 : US$1 ~ ¤ 1.3436 : US$1, with contract due dates of January through March 2005.

As of December 31, 2004, the Company has outstanding forward contracts with UFJ Bank and others for selling US dollars and buying Japanese yen amounting to US$75 million at contract exchange rates of ¥102.84 : US$1 ~ ¥107.08 : US$1, with contract due dates of January through March 2005.

As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩11,097 million and ₩2,201 million, respectively, were charged to current operations for the year ended December 31, 2004.

In order to reduce the impact of changes in exchange rates, the Company has also entered into foreign currency option contracts. An unrealized valuation gain and loss amounting to ₩12,051 million and ₩1,422 million, respectively, were recorded to current operations for the year ended December 31, 2004.

A summary of the terms of outstanding currency option contracts as of December 31, 2004, is as follows:

Option type	Amount (in millions)	Exercise price	Contract due date
Put	US$160	₩ 1,035.0/US$ ~ ₩ 1,170.0/US$	January 4, 2005 through June 10, 2005
Call	US$150	₩ 1,053.1/US$ ~ ₩ 1,188.0/US$	January 4, 2004 through June 10, 2005

In order to reduce the impact of changes in interest rates and exchange rates, the Company has also entered into a cross currency swap contract. An unrealized valuation gain of ₩31,568 million was recorded to current operations for the year ended December 31, 2004.

A summary of the terms of the outstanding cross currency swap contract as of December 31,2004, is as follows:

(in millions)

	Transaction amount		Annual interest rate (%)		Maturity
	Disbursement	Receipts	Receipts	Disbursement	
Standard Chartered Bank	₩ 110,000	US$93	4.50%	3M LIBOR + 0.79%	November 7, 2005
Barclays Bank	117,150	100	5.00%	3M LIBOR + 1.17%	February 26, 2007

As a result of the above derivatives contracts, a realized gain of ₩38,367 million and a realized of ₩12,716 million were recorded as a non-operating income and expense, respectively, for the year ended December 31, 2004.

As of December 31, 2004, the Company is named as a defendant in legal actions which were brought against the Company by Matsushita Electric Industrial Co., Ltd. in Japan and AVS Corporation in Canada. In addition, the Company is named as either the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The aggregate amounts of domestic claims as the defendant and plaintiff amounted to approximately ₩17,232 million as of December 31, 2004. The Company believes that the outcome of these legal actions is uncertain but, in any event, they would not result in a material ultimate loss for the Company.

18. Capital Stock

Capital stock as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	Number of shares issued	Par value per share	Millions of Korean won
Common stock	139,606,263	₩ 5,000	₩ 698,031
Preferred stock [1]	17,185,992	5,000	85,930
	156,792,255		₩ 783,961

As of December 31, 2004, the number of shares authorized is 600 million shares.

1. The preferred shareholders have no voting rights and are entitled to non-participating and non-cumulative preferred dividends at a rate of one percentage point over those for common stock. This preferred dividend rate is not applicable to stock dividends.

19. Capital Surplus

As a result of the spin-off on April 1, 2002, ₩1,876,153 million was recorded as capital surplus representing the difference between net assets transferred from LG Electronics Investment Ltd. of ₩2,815,707 million, net of capital stock of ₩783,961 million and capital adjustments transferred from LG Electronics Investment Ltd. of ₩155,593 million.

As a result of the issuance of foreign currency convertible bonds in August 2003 and May 2004, a premium for conversion rights of ₩29,471 million was recorded as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. In addition, as a result of disposal of treasury stock, gains on disposal of treasury stock of ₩1,919 million were recorded as a capital surplus.

20. Retained Earnings

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

In accordance with the regulations regarding securities' issuance and disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until shareholders' equity equals 30% of total assets. This reserve is not available for the payment of dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

Pursuant to the Special Tax Treatment Control Law, the Company is allowed to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or reversed.

Capital Adjustments

Capital adjustments as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)

	2004	2003
Treasury stock	₩ (46,657)	₩ (8,977)
Gain on valuation of equity method investment securities	299,877	163,609
Gain (loss) on (from) valuation of available-for-sale securities	7,812	(92,012)
Loss from disposal of treasury stock	-	(62)
	₩ 261,032	₩ 62,558

The Company has retained treasury stocks consisting of 793,208 shares (2003 : 194,953 shares) of common stock and 4,680 shares (2003 : 4,678 shares) of preferred stock as of December 31, 2004. The Company intends to either grant these treasury stocks to employees and directors as compensation, or to sell them in the future.

Income Taxes

Income tax expense for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	2004	2003
Current income taxes	₩ 146,352	₩ 185,718
Deferred income taxes	144,963	(17,557)
Income taxes added to shareholders' equity	22,857	5,815
Income tax expense	₩ 314,172	₩ 173,976

The reconciliations from income before income taxes to taxable income for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	2004	2003
Income before income taxes	₩ 1,860,126	₩ 836,800
Temporary differences:		
Allowance for doubtful accounts	(34,646)	(80,514)
Product warranty reserve	61,675	4,782
Amortization of intangible assets	38,270	53,122
Equity method investment securities	(1,180,816)	(448,201)
Deferred income of investment securities	61,694	302,506
Duty drawback	(30,080)	(25,471)
Others	41,652	76,046
	817,875	719,070
Permanent differences	(67,202)	32,307
Taxable income	₩ 750,673	₩ 751,377

The income tax effects of temporary differences comprising the deferred income tax assets (liabilities) as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	2004	2003
Depreciation	₩ (42,943)	₩ 1,499
Allowance for doubtful accounts	21,658	37,829
Product warranty	40,056	23,095
Amortization of intangible assets	(10,104)	(21,470)
Equity method investment securities	(156,360)	169,227
Accrued expenses	108,978	41,006
Others	55,581	(1,458)
Deferred tax from temporary differences	16,866	249,728
Tax credit carried forward	87,899	-
Deferred income tax assets	₩ 104,765	₩ 249,728

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated net realizable value. The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004 and 2003, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003. Deferred income tax assets were computed by applying the present tax rate of 29.7% for the temporary differences expected to be realized in 2004, and by applying the amended tax rate of 27.5% for the temporary differences expected to be realized in fiscal years beginning January 1, 2005 and thereafter, except for 29.7% for certain temporary differences expected to be filed as revision of the prior years' tax return in 2005.

As a result of tax adjustments, effective tax rate of the Company for the year ended December 31, 2004 is approximately 16.9% (2003: 20.8%).

23. Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted-average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, whichis net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Basic earnings per share for the years ended December 31, 2004 and 2003, are calculated as follows:

(in millions of Korean won, except per share amounts)

	2004	2003
Net income as reported on the statement of income	₩ 1,545,954	₩ 662,824
Less: Preferred stock dividends (Note 24)	(26,631)	(22,336)
Additional income available for dividends allocated to preferred stock	(144,406)	(51,154)
Net income allocated to common stock	1,374,917	589,334
Weighted-average numbern of common shares outstanding	139,016,745	139,357,190
Basic earnings per share and ordinary income per share (in won)	₩ 9,890	₩ 4,229

Basic ordinary income per share is identical to the basic earnings per share since there was no extraordinary gain or loss.

Diluted earnings per share is computed by dividing diluted net income, which is adjusted by adding back the after-tax amount of interest expense on any convertible debt and dividends on any convertible preferred stock, by the weighted-average number of common shares and diluted securities outstanding during the year. Diluted ordinary income per share is computed by dividing diluted ordinary income allocated to common stock, which is diluted net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares and diluted securities outstanding during the year.

Diluted earnings per share for years ended December 31, 2004 and 2003, are calculated as follows:

(in millions of Korean won, except per share amounts)

	2004	2003
Net income allocated to common stock	₩ 1,374,917	₩ 589,334
Add: Interest expense on convertible bonds, net of tax [1]	14,027	2,129
	1,388,944	591,463
Weighted-average number of common shares and diluted securities outstanding	145,949,525	141,272,019
Diluted earnings per share and diluted ordinary income per share (in won)	₩ 9,517	₩ 4,187

1. This is computed based on the effective tax rate of 16.9% (2003: 20.8%) for the year ended December 31, 2004 (Note 22).

Diluted ordinary income per share is identical to the diluted earnings per share since there were no extraordinary gains or loss.

The diluted securities outstanding as of December 31, 2004, are as follows:

(in millions of Korean won, except per share amounts)

Diluted security	Face value	Conversion period	Number of shares of common stock to be issued	Conversion price
Foreign currency denominated convertible bonds, issued in 2003	₩ 339,796 (US$287.5)	September 12, 2003 through July 28, 2006	4,920,464 shares	₩ 68,900 per share
Foreign currency denominated convertible bonds, issued in 2004	₩ 296,975 (US$250.0)	May 18, 2005 through May 7, 2007	3,049,221 shares	₩ 96,869 per share

24. Dividends

Details of dividends declared for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	2004		2003	
	Dividend ratio (%)	Dividend amount	Dividend ratio (%)	Dividend amount
Common stock	30%	₩ 208,220	25%	₩ 174,264
Preferred stock	31%	26,631	26%	22,336
		₩ 234,851		₩ 196,600

The Company's dividend payout ratio for the years ended December 31, 2004 and 2003, is computed as follows:

(in millions of Korean won, except for ratios)

	2004	2003
Total dividends (A)	₩ 234,851	₩ 196,600
Net income (B)	1,545,954	662,824
Dividend payout ratio ((A)/(B))	15.19%	29.66%

The Company's dividend yield ratio for the years ended December 31, 2004 and 2003, is computed as follows:

(in Korean won)

	2004		2003	
	Common stock	Preferred stock	Common stock	Preferred stock
Dividend per share (A)	₩ 1,500	₩ 1,550	₩ 1,250	₩ 1,300
Market price as of balance sheet date (B)	64,100	36,000	58,600	25,950
Dividend yield ratio ((A)/(B))	2.34%	4.31%	2.13%	5.01%

[illegible] Transactions with Related Parties

Significant transactions entered into in the ordinary course of business with related parties for the years ended December 31, 2004 and 2003, and the related account balances outstanding as of December 31, 2004 and 2003, are summarized as follows:

(in millions of Korean won)

	Sales	Purchases	Receivables	Payables
LG Infocomm U.S.A. Inc. (LGICUS)	₩ 3,088,021	₩ 7,110	₩ 5,719	₩ 183
LG Electronics U.S.A. Inc. (LGEUS)	1,021,092	4,707	1,107	-
Hitachi-LG Data Storage Inc. (HLDS)	997,625	37,934	25,120	475
LG Electronics Service Europe Netherlands B.V. (LGESE)	914,416	36,129	54,277	1,635
LG Electronics Huizhou Inc. (LGEHZ)	817,745	2,062	11	16
LG Electronics Italy S.P.A. (LGEIS)	760,432	91,233	435	10,415
LG Electronics United Kingdom Ltd.(LGEUK)	710,424	109,526	6,413	47,422
LG Telecom, Ltd.	694,471	1,020	160,077	372
LG Electronics Australia PTY, Ltd.(LGEAP)	632,622	5,171	1,407	48
Hi Plaza Inc.	485,871	43,444	1,119	18,178
LG IBM PC Co., Ltd.	292,754	33,496	57,484	2,817
LG Electronics Wales Ltd. (LGEWA)	239,174	1,722	72	34
PT LG Electronics Display Devices Indonesia (LGEDI)	222,097	2,784	12,914	46
LG.Philips LCD Co., Ltd.	149,248	461,660	29,521	84,407
LG.Philips Displays Holding B.V. [1]	25,964	478,811	7,577	29,575
LG Chem, Ltd.	4,725	351,535	2,451	27,443
Zenith Electronics Corporation (Zenith)	2,955	69	-	-
MRO	1,573	112,431	7,580	60,130
Others [2]	5,733,951	1,563,281	259,432	283,183
2004	₩ 16,795,160	₩ 3,344,125	₩ 632,716	₩ 566,379
2003	₩ 12,590,720	₩ 2,679,403	₩ 584,407	₩ 319,545

1. For year ended December 31, 2004, purchases of ₩478,811 million include the purchase of LG.Philips Displays Holding B.V.'s trade accounts receivable from the Company's subsidiaries amounting to ₩245,895 million.

2. It includes purchase and sale of investment securities from (to) LG Corp.

The Company has organized three reportable business divisions: Digital Display & Media division, Digital Appliance division and Telecommunication Equipment & Handset division. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business division.

The main products that each business division manufactures and sells are as follows:

Digital Display & Media division
: VCR, CD-ROM, audio, TV, monitor, PDP and PC
Digital Appliance division
: Refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner
Telecommunication Equipment & Handset division
: CDMA handset, UMTS handset, wireless telephone, WLL handset, mobile telecommunication, transmitter, switchboard and keyphone system

Financial data by business division as of and for the year ended December 31, 2004, are as follows:

(in millions of Korean won)

	Total	Business Division			Supporting Division
		Digital Display & Media	Digital Appliance	Telecommunication Equipment& Handset [1]	
Sales					
External sales	₩ 24,659,317	₩ 9,037,195	₩ 6,215,601	₩ 9,232,673	₩ 173,848
Inter-division sales	347,725	66,757	15,236	27,669	238,063
	₩ 25,007,042	₩ 9,103,952	₩ 6,230,837	₩ 9,260,342	₩ 411,911
Operating income (loss)	₩ 1,249,734	₩ 289,247	₩ 448,038	₩ 610,279	₩ (97,830)
Property, plant and equipment	₩ 3,629,549	₩ 1,536,095	₩ 845,981	₩ 472,464	₩ 775,009
Intangible assets	635,532	43,410	16,260	245,734	330,128
	₩ 4,265,081	₩ 1,579,505	₩ 862,241	₩ 718,198	₩ 1,105,137
Depreciation and amortization	₩ 667,366	₩ 233,098	₩ 108,407	₩ 174,165	₩ 151,696

1. As of January 1, 2004, the Company reorganized its business structure and transferred the PC business division from the Telecommunication Equipment & Handset division to the Digital Display & Media division.

Financial data by business division as of and for the year ended December 31, 2003, were as follows:

(in millions of Korean won)

	Total	Business Division			Supporting Division
		Digital Display & Media	Digital Appliance	Telecommunication Equipment& Handset	
Sales					
External sales	₩ 20,176,910	₩ 6,885,305	₩ 5,648,794	₩ 7,463,418	₩ 179,393
Inter-division sales	281,742	107,668	15,706	33,251	125,117
	20,458,652	6,992,973	5,664,500	7,496,669	304,510
Operating income (loss)	1,062,193	397,482	496,743	285,711	(117,743)
Property, plant and equipment	3,122,720	929,461	881,809	512,034	799,416
Intangible assets	836,301	47,124	14,240	366,316	408,621
	3,959,021	976,585	896,049	878,350	1,208,037
Depreciation and amortization	617,894	167,677	120,660	160,139	169,418

Financial data by geographic area for the year ended December 31, 2004, are as follows:

(in millions of Korean won)

	Total	Domestic	North America	Europe	Central & South America	Central Asia	Asia	Oceania	Others
Sales									
External sales	₩24,659,317	₩ 5,086,207	₩ 6,223,292	₩ 3,847,650	₩ 663,953	₩ 1,035,247	₩ 5,810,769	₩ 683,620	₩ 1,308,579
Ratio (%)	100%	20%	25%	16%	3%	4%	24%	3%	5%
Inter-division sales	347,725	347,725	-	-	-	-	-	-	-
	₩25,007,042	₩ 5,433,932	₩ 6,223,292	₩ 3,847,650	₩ 663,953	₩ 1,035,247	₩ 5,810,769	₩ 683,620	₩ 1,308,579

Financial data by geographic area for the year ended December 31, 2003, were as follows:

(in millions of Korean won)

	Total	Domestic	North America	Europe	Central & South America	Central Asia	Asia	Oceania	Others
Sales									
External sales	₩ 20,176,910	₩ 4,793,702	₩ 5,760,389	₩ 1,787,823	₩ 413,315	₩ 942,978	₩ 4,894,076	₩ 460,057	₩ 1,124,570
Ratio (%)	100%	24%	28%	9%	2%	5%	24%	2%	6%
Inter-division sales	281,742	281,742	-	-	-	-	-	-	-
	₩ 20,458,652	₩ 5,075,444	₩ 5,760,389	₩ 1,787,823	₩ 413,315	₩ 942,978	₩ 4,894,076	₩ 460,057	₩ 1,124,570

Value Added Information

Details of accounts included in the computation of value added for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)

	2004			2003		
	Selling and administrative expenses	Manufacturing costs	Total	Selling and administrative expenses	Manufacturing costs	Total
Salaries	₩ 632,759	₩ 736,913	₩ 1,369,672	₩ 490,534	₩ 590,443	₩ 1,080,977
Depreciation and amortization	284,198	383,168	667,366	293,181	324,713	617,894
Welfare expenses	88,818	125,454	214,272	82,149	123,289	205,438
Severance benefits	67,667	105,915	173,582	57,248	78,502	135,750
Rental charges	55,694	11,165	66,859	44,770	13,946	58,716
Taxes and dues	14,346	10,559	24,905	9,449	8,376 ₩	17,825
	₩ 1,143,482	₩ 1,373,174	₩ 2,516,656	₩ 977,331	₩ 1,139,269	₩ 2,116,600

Environmental Investments

For the year ended December 31, 2004, the Company's environmental investments, pursuant to environmental laws and the Company's environmental policies, amounted to ₩38,552 million (2003: ₩22,427 million).

Employee Welfare and Social Contribution

The Company's investments in employee welfare for the year ended December 31, 2004 amounted to ₩221,146 million (2003: ₩214,955 million).

The Company's social contributions for the year ended December 31, 2004 amounted to ₩10,352 million (2003: ₩8,271 million).

[illegible]

Significant operating results for the three-month periods ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won, except per share amounts)

	2004	2003
Sales	₩ 6,521,349	₩ 5,417,450
Cost of sales	5,065,431	4,144,519
Operating income	94,909	197,694
Net income (loss) for the period	163,381	(17,206)
Basic earnings (loss) per share (in won)	1,046	(164)
Diluted earnings (loss) per share (in won)	1,023	(164)

[illegible]

Significant transactions not affecting cash flows for the years ended December 31, 2004 and2003, are as follows:

(in millions of Korean won)

	2004	2003
Reclassification of current maturities of debentures	₩ 649,140	₩ 985,112
Transfer to buildings, machinery and others from construction-in-progress	400,505	102,259
Changes in capital adjustments arising from the equity method of accounting for investments	136,267	7,641
Transfer to machinery and equipment from machinery-in-transit	33,933	108,299
Reclassification of current maturities of long-term debt	-	4,468
Changes in retained earnings arising from deducting organization costs	-	3,271

[illegible]

The non-consolidated financial statements of the Company will be approved by the Board of Directors on February 19, 2005.

[illegible]

On January 1, 2005, the Company merged a part of PC division of LG IBM PC Co., Ltd., a joint venture with IBM Korea Inc. This merger is aimed to optimize business efficiency, align operational strategies, and maximize profitability.

On January 24, 2005, the Company signed a memorandum of understanding with Nortel Networks Corporation of Canada for establishment of a joint venture to engage in the field of communication equipment and networking solution.

LG Electronics Inc.
Domestic Production Facilities

Korea

Company		Institute	Location	Major Products	Production Capacity(yr)	Employees
Digital Appliance		Changwon	Changwon-si, Gyeongsangnam-do	Refrigerator	3.0 Million EA	
				Microwave Oven	2.5 Million EA	
				RE Compressor	12.0 Million EA	
				Air-Conditioner	9.0 Million EA	
				Washing Machine	4.5 Million EA	
				Vacuum Cleaner	2.5 Million EA	
				RO Compressor	5.5 Million EA	
		Gimhae	Gimhae-si, Gyeongsangnam-do	Household Motor	28.5 Million EA	
		Gumi	Gumi-si, Gyeongsangbuk-do	MGT	8.5 Million EA	7,112
Digital Display & Media		Gumi	Gumi-si, Gyeongsangbuk-do	Monitor	2.5 Million EA	
				TV	2.44 Million EA	
				PDP	1.38 Million EA	
		Pyeongtaek	Pyeongtaek-si, Gyeonggi-do	VCR	0.12 Million EA	
				PC (Notebook)	0.55 Million EA	
				Optical Storage	13.0 Million EA	
				DVD-Player/DVD-REC		
				Combo/Combi	1.11 Million EA	
				Security	0.41 Million EA	
				PDA	0.42 Million EA	
		Osan	Osan-si, Gyeonggi-do	PCB	1.02 Million EA	
		Cheongju	Cheongju-si, Chungcheongbuk-do	Video Tape	280.0 Million EA	
				DVD-R Disc	6.0 Million EA	10,190
Telecommunication Equipment & Handset	System & Equipment	Pyeongtaek	Pyeongtaek-si, Gyeonggi-do	Mobile Telecommunication (CDMA/WCDMA/WLL)	5,400 BTS	
				Transmitter(Wire/Wireless Transmitting Equipment)	1,200 Rack	
				Switchboard(TDX,ATM)	2.3 Million Lines	
	Enterprise Communications	Cheongju	Cheongju-si, Chungcheongbuk-do	PBX	1.0 Million Lines	
				VoIP G/W	9.0 Thousand EA	
				Keyphone System	75 Thousand EA	
				Keyphone	450 Thousand EA	1,578
	Mobile Handset	Seoul	Gasan-dong, Geumcheon-gu	CDMA Handset	30.0 Million EA	
		Pyeongtaek	Pyeongtaek-si, Gyeonggi-do	WLL Handset	3.6 EA	
		Cheongju	Cheongju-si, Chungcheongbuk-do	GSM Handset	21.6 Million EA	6,368

Type	Location	Address	Employees
Headquarters	Twin Tower	LG Twin Tower Westwing 20 Yeouido-dong, Yeongdeungpo-gu, Seoul	921
Telecommunication HQ	Gangnam Tower	LG Gangnam Tower 679 Yeoksam-dong, Gangnam-gu, Seoul	595
Korea Sales & Marketing	Gangnam Tower	LG Gangnam Tower 679 Yeoksam-dong, Gangnam-gu, Seoul	1,032
Customer Service	Gangseo Building	6-36 Munrae-2-dong, Yeongdeungpo-gu, Seoul	380
CTO	Twin Tower	LG Twin Tower Westwing 20 Yeouido-dong, Yeongdeungpo-gu, Seoul	3,027
LG Production Engineering Research Institute	Pyeongtaek	19-1 Chungho-ri, Jinwi-myeon, Pyeongtaek-si, Gyeonggi-do	411

LG Electronics Inc.
Overseas Subsidiaries

Overseas Production

(As of December 31, 2004)

Location		Name	Type	Production	Capacity(1000)	Capital Stock(1000)	Invest Type	Established
Americas	Mexico Mexicalli	LGEMX	Production	Monitor	2,200	USD 17,500	LGE 100%	Jul 1988
				LCD TV	240			
				CDMA Handset	800			
				GSM Handset	800			
	Mexico Reynosa	LGERS	Production	TV	2,303	USD 39,481	LGE 100%	Jan 2000
	Brazil Amazonia	LGEAZ	Production / Sales	TV	1,800	BRL 74,555	LGE 100%	Aug 1995
				VCR / DVD	1,000			
				Audio	300			
				Air-Conditioner	200			
	Mexico Monterrey	LGEMM	Production / Sales	Refrigerator	1,000	MXP 270,951	LGE 100%	Apr 2000
	Brazil San Paulo	LGESP	Production / Sales	Monitor	1,300	BRL 35,065	LGE 100%	Apr 1996
				Mobile Handset	300			
Europe	U.K New Castle	LGENE	Production	Microwave Oven	1,200	GBP 9,000	LGE 100%	Oct 1988
	U.K Wales	LGEWA	Production	Monitor	2,500	GBP 204,220	LGE 100%	Sep 1996
	Poland Mlawa	LGEMA	Production	TV	1,400	PLZ 110,236	LGE 100%	Mar 1999
Middle East & Africa	Egypt Ismalia	LGEEG	Production	DY	960	EGP 14,400	LGE 83.97% EIC & etc. 16.03%	Nov 1990
				FBT	960			
				Tuner	1,200			
				TV	300			
	Turkey Istanbul	LGEAT	Production / Sales	Air-Conditioner	600	TRL 28,800,000,000	LGE 50% Arcelik & etc. 50%	May 1999
Asia	India New Delhi / Pune	LGEIL	Production / Sales	TV	2,100	INR 1,126,495	LGE 100%	Jan 1997
				Monitor	700			
				Refrigerator	1,800			
				Air-Conditioner	600			
				Washing Machine	600			
				Microwave Oven	200			
				Compressor	2,000			
				PC	200			
	Thailand Bangkok	LGEMT	Production / Sales	TV	600	THB 507,600	LGE 87.74% Mitr 12.26%	Sep 1988
	Thailand Bangkok	LGETH	Production / Sales	Washing Machine	1,700	THB 205,000	LGE 93.75%	May 1997
				Air-Conditioner	1,200			
				Vacuum Cleaner	100			
				Compressor	1,500			

LG Electronics Inc.
Overseas Subsidiaries

Overseas Production

(As of December 31, 2004)

Location		Name	Type	Production	Capacity(1000)	Capital Stock(1000)	Invest Type	Established
	Thailand	LGICTH	Production	Wire telephone	2,200	THB 76,000	LGE 60%	May 1988
	Bangkok		/ Sales	Wireless telephone	600		Srithai & etc. 40%	
	Vietnam	LGEMH	Production	Air-Conditioner	80	VND 30,616,400	LGE 70%	Apr 1997
	Haipong		/ Sales	Washing Machine	80		Mecanimex 30%	
				Refrigerator	80			
				Microwave Oven	Sales			
				Vacuum Cleaner	Sales			
	Vietnam	LGEVN	Production	TV	800	VND 44,004,331	LGE 100%	Jul 1995
	Hanoi		/ Sales	Monitor	200			
				DVD	400			
				Optical Storage	Sales			
				GSM Handset	200			
	Vietnam	VKX	Production	Switch Board	300,000 lines	VND 44,048,000	LGE 40%	Jun 1994
	Hanoi		/ Sales	CDMA System	100,000 lines		VNPT & etc 60%	
	Indonesia	LGEDI	Production	Monitor	5,000	USD 41,240	LGE 100%	Mar 1995
	Jakarta			VCR, COMBI,	12,000			
				Home Theater, DVD				
	Indonesia	LGEIN	Production	TV	1,700	IDR 80,109,000	LGE 100%	Nov 1990
	Jakarta		/ Sales	Refrigerator	800			
				Air-Conditioner	150			
China	China	LGETR	Production	Refrigerator	2,300	CNY 373,434	LGE 100%	Dec 1995
	Taizhou		/ Sales	Compressor	5,000			
	China	LGEHZ	Production	Audio	7,000	CNY 177,571	LGE 80%	Oct 1993
	Huizhou		/ Sales	Optical Storage	60,000		TCL 20%	
	China	LGENT	Production	Monitor	7,000	CNY 98,758	LGE 70%, Toptry 5%,	Sep 1997
	Nanjing		/ Sales	LCD TV	200		Xinggang 25%	
	China	LGEPN	Production	Washing Machine	2,100	CNY 130,882	LGE 70%	Dec 1995
	Nanjing		/ Sales				PANDA 30%	
	China	LGEQH	Production	Molding	20,000 ton	CNY 54,164	LGE 100%	Dec 1995
	Qinhuangdao		/ Sales					
	China	LGESH	Production	VCR	177	CNY 112,638	LGE 70%	Aug 1995
	Shanghai		/ Sales	DVD	6,594		S.V.A. 30%	
	China	LGESY	Production	TV	3,800	CNY 178,512	LGE 78.87%	Dec 1994
	Shenyang		/ Sales				S.V.A. 21.13%	
	China	LGETA	Production	Microwave Oven	10,000	CNY 1,022,364	LGE 80%	Aug 1995
	Tianjin		/ Sales	Air-Conditioner	4,500		TRIC 20%	
				Motor	20,000			
				MGT	10,000			
				Vacuum Cleaner	6,000			
				Compressor	8,000			

Overseas Production

(As of December 31, 2004)

Location		Name	Type	Production	Capacity(1000)	Capital Stock(1000)	Invest Type	Established
	China Yantai	LGEYT	Production	CDMA Handset	6,000	USD 15,300	LGE 51% Langchao & etc. 49%	Jan 2002
		LGEYM	Production	CDMA Handset		USD 2,100	LGE 100%	Aug 2001
	China Guangzhou	LGTOPS	Production / Sales	WCDMA System	1.0 million lines	CNY 49,665	LGE 40% GPTE & etc. 60%	Feb 2000
	China Kunshan	LGEKS	Production / Sales	Notebook PC	300	CNY 33,107	LGE 100%	Mar 2003
				PDA	1,700			
	China Nanjing	LGENP	Production	PDP Module	240	CNY 206,918	LGE 100%	May 2003
				TV	90			
	China Hangzhou	LGEHN	Production	DVD-Recordable	54,000	CNY 57,939	LGE 49% Hangzhou Nature 51%	Oct 2003
				Video Cassette Tape	108,000			
	China Qingdao	LGEQD	Production / Sales	GSM Handset	4,800	CNY 124,157	LGE 60% Langchao 40%	Mar 2003
CIS & others	Kazakhstan Almaty	LGEAK	Production / Sales	TV	500	USD 4,000	LGE 100%	Oct 1997
				Washing Machine	40			
	Russia Moscow	LGERA	Production	Refrigerator / Washing Machine TV / Audio	Under Construction	USD 5,111	LGE 100%	Dec 2004

Overseas Sales / Others

(As of December 31, 2004)

Location		Name	Type	Capital Stock(1000)	Invest Type	Established
America	U.S. Huntsville	LGEAI	Service	USD 27	LGE 100%	Apr 1981
	Canada Toronto	LGECI	Sales	CAD 18,600	LGE 100%	Oct 1986
	U.S. New Jersey	LGEUS	Sales	USD 32,884	LGE 100%	Aug 1978
	U.S. San Diego	LGEMU	Sales	USD 11,000	LGE 100%	Apr 1995
	Mexico Mexico city	LGEMS	Sales	MXP 134,601	LGE 100%	Aug 1993
	Argentina Buenos Aires	LGEAR	Sales (Temporary Suspension of Business Activity)	USD 6,000	LGE 100%	Aug 2000
	Panama Panama	LGEPS	Sales	USD 2,100	LGE 100%	Jul 1981
	Columbia Bogota	LGECB	Sales	COP 9,939,165	LGE 100%	Jan 2000
	Chile San Tiago	LGECL	Sales	CLP 3,165,000	LGE 100%	Nov 2003
	Peru Lima	LGEPR	Sales	PEN 22,437	LGE 100%	Sep 1997
Europe	U.K. London	LGEUK	Sales	GBP 19,200	LGE 100%	Jul 1987
	France Paris	LGEFS	Sales	EUR 10,648	LGE 100%	Dec 1990
	Spain Madrid	LGEES	Sales	EUR 13,185	LGE 100%	Jan 1996
	Belguim Antwerp	LGEAL	Sales	EUR 879	LGE 100%	Dec 1997
	Netherland Amsterdam	LGESE	Sales / Logistics	EUR 8,464	LGE 100%	Sep 1998
	Netherland Amsterdam	LGEJE	Logistics	EUR 18	LGE 100%	Jan 2004
	German Dusseldorf	LGEDG	Sales	EUR 27,840	LGE 100%	Oct 1980
	Italy Milano	LGEIS	Sales	EUR 18,785	LGE 100%	Jan 1996
	Hungary Budapest	LGEMK	Sales	HUF 1,084,360	LGE 100%	Oct 1992
	Poland Warsaw	LGEPL	Sales	PLZ 12,814	LGE 100%	May 1997
	Sweden Stockholm	LGESW	Sales	SEK 44,357	LGE 100%	Oct 1999

LG Electronics Inc.
Overseas Subsidiaries

Overseas Sales / Others

(As of December 31, 2004)

Location		Name	Type	Capital Stock(1000)	Invest Type	Established
	Greece Athens	LGEHS	Sales	EUR 5,000	LGE 100%	Oct 2002
	Austria Vienna	LGEAG	Sales	EUR 100	LGE 100%	Jul 2002
	Romania Bucharest	LGERO	Sales	ROL 205,200,000	LGE 100%	Feb 2004
	Czech Prague(Praha)	LGECZ	Sales	CZK 158,650	LGE 100%	Sep 2003
	Portugal Lisbon	LGEPT	Sales	EUR 15,000	LGE 100%	Apr 2003
Middle East & Africa	S. Africa Johanesburg	LGESA	Sales	ZAR 18,500	LGE 100%	Oct 1996
	Moroco Casablanca	LGEMC	Sales	MAD 31,521	LGE 100%	Jul 2000
	U.A.E. Dubai	LGEGF	Sales	AED 29,000	LGE 100%	Oct 1996
	U.A.E. Dubai	LGEME	SVC	AED 3,614	LGE 100%	Apr 1991
	Egypt Cairo	LGEEC	Sales	EGP 13,510	LGE 100%	Feb 2001
	Nigeria Lagos	LGENI	Sales	NGN 15,000,000	LGE 100%	Mar 2004
Asia	China Beijing	LGECH	Holding Company	CNY 461,787	LGE 100%	Jul 1995
	China Hong Kong	LGEHK	Logistics	HKD 28,528	LGE 100%	Mar 1995
	Japan Tokyo	HLDSJ	Sales	JPY 1,500,000	LGE 49% Hitachi 51%	Nov 2000
	Malasia Kuala Lumpur	LGEML	Sales	USD 7,500	LGE 100%	Feb 2000
	Japan Tokyo	LGEJP	Sales	JPY 1,380,000	LGE 100%	Jan 1981
	Taiwan Taipei	LGETT	Sales	TWD 528,925	LGE 99.99% Others 0.01%	Oct 2001
	Phillipines Manila	LGEPH	Sales	PHP 739,036	LGE 100%	Dec 1988
Oceania, CIS	Australia Sydney	LGEAP	Sales	AUD 2,685	LGE 100%	May 1994
	Russia Moscow	LGERI	SVC	USD 526	LGE 95% ALINA 5%	Jan 1996
	Ukraine Kiev	LGEUR	SVC	USD 800	LGE 100%	Jun 1998

* The equity share ratio is shown as a valid share ownership that combines the share ratio held by LG Electronics and its overseas subsidiaries.

LG Electronics Inc.
R&D Centers

Korea

(As of December 31, 2004)

Name of R&D Center	Location	R&D Project	Established
LG Elite	Umyeon-dong, Seoul	Basic research and development on electric and electronics area (Element Materials, Information Technology, ASIC, etc.)	Dec 1975
LG Production Engineering Research Institute (PERI)	Pyungtaek-si, Gyeonggi-do	Production technology (Factory Automation, System Technology, etc.)	Apr 1987
Digital Media Research Laboratory	Umyeon-dong, Seoul	Optical storage technology and digital AV technology and products	Jan 1998
Digital TV Research Laboratory	R&D Park of Seoul National University, Seoul	Digital TV technology and ASIC development	Jul 1998
Digital Display Research Laboratory	Umyeon-dong, Seoul	Next generation Display Device and application technology (PDP, Projection, etc.)	Jan 1998
Software Center	Umyeon-dong, Seoul	S/W Platform, S/W Technology, and S/W Engineering	Dec 2004
Digital Appliance Research Laboratory	Gasan-dong, Seoul	Key components for home appliances and technology/products (Compressor, Motor, etc.)	Apr 1987
Design Management Center	Yeoksam-dong, Seoul	Product design and proposal for product concept through customer survey	Jun 2002
Display Division Research Laboratory	Gumi-si, Gyeonsangbuk-do	Next generation TV product (HDTV, Flat TV, etc.)	Jan 1984
Digital Appliance Changwon Research Laboratory	Changwon-si, Gyeonsangnam-do	Home appliances-related new function products (Air-Conditioner, Refrigerator, Washing Machine, etc.)	Jan 1984
Mobile Handset R&D Center	Gasan-dong, Seoul	Mobile communications handset	Jul 1995
Mobile Communications Technology Research Laboratory	Anyang-si, Gyeonggi-do	Key technology of next generation mobile communications	Jan 2004
Network Laboratory	Anyang-si, Gyeonggi-do	Telecommunications system and equipment	May 1983

Overseas

Name of R&D Center	Location	R&D Project	Established
Triveni Digital	New Jersey, USA	Digital TV technology	Sep 1996
LGEDA	New Jersey, USA	Product design for sales model in the U.S.	Feb 1994
LGTCE	Aachen, Germany	Technology planning and analysis for European regions	Apr 1998
LGEDM	Milan, Italy	Support for the development of design for European regions	Jan 2002
LGSI	Bengal, India	Development of software	Apr 1998
LGEDC	Beijing, China	Support for the development of design for China	Nov 1998
LGETC	Tokyo, Japan	Technology analysis and research and development on Japanese electronics firms	Jan 1981
LGEDJ	Tokyo, Japan	Design research on Japanese electronics firms	Dec 1993
LGTCM	Moscow, Russia	Technology information collection and analysis, and development of software for CIS regions	May 1995
LGTCI	Huzilia, Israel	Technology information collection and analysis for Israel	Jul 1999
Yantai Research Center	Shantung, China	CDMA mobile handset for the Chinese market	Jan 2000
Tianjin Research Center	Tianjin, China	Home appliance-related technology	May 2000
LGERD	Beijing, China	Mobile handset/ digital TV/ DM area's S/W technologies	Oct 2002
Zenith	Chicago, USA	VSB and digital transmission-related technologies	Oct 1996

LG Electronics Inc.
Personnel [illegible]

Number of Employees According to Position

(As of December 31, 2004)

Director	Office Workers	Manufacturing Plant Workers	Total
200	20,470	10,944	31,614

Number of Employees According to Duty

Production	Sales	R&D	General Support	Total
13,884	3,764	11,139	2,827	31,614

Board of Directors

Type	Name	Title	Current Position	Relation with LGE
Standing	S.S. Kim	Director	Representative Director	None
	Young-Soo Kwon	Director	Chief Financial Officer	None
Non-Standing	Yu-Sig Kang	Director	Vice-chairman of LG Corp.	None
	Suk-Jean Kang	Outside Director	Chairman of CEO Consulting Group	None
	IL-Sup Kim	Outside Director	Professor of Ewha Women's University	None
	Nyum Jin	Outside Director	Professor of Sogang University	None
	Sung-Won Hong	Outside Director	Chairman of G-Mobile	None

Audit Committee

Name	Title	Current Position	Remarks
Suk-Jean Kang	Outside Director	Chairman of CEO Consulting Group	Advisor
IL-Sup Kim	Outside Director	Professor of Ewha Women's University	Advisor
Nyum Jin	Outside Director	Professor of Sogang University	Advisor

Executive Management

Name	Title	Current Position	Remarks
Woo-Hyun Paik	President	Chief Technology Officer	
Jong-Eun Kim	President	Head of European Headquarters	
Nam-Kyun Woo	President	Head of Digital Display and Media Division	
Hee-Gook Lee	President	Chief of LG Electronics Institute of Technology	
Mun-Hwa Park	President	Head of Telecommunication Equipment & Handset Division	
Jin-Bang Son	President	Head of LG Electronics China	
Ju-Ik Song	Executive Vice President	Head of Korea Sales & Marketing	
Myeong-Kyu Ahn	Executive Vice President	Head of North American Headquarters	
Young-Ki Kim	Executive Vice President	Head of Human Resources	
Young-Ha Lee	Executive Vice President	Head of Digital Appliance Division	

LG Electronics Inc.
Organization Chart / Capital Stock

(As of December 31, 2004)

1) Capital Stock

(as of December 31, 2004)

Item	Number of Shares Issued	Amount (In thousands of KRW)	Ratio (%)	Remarks
Common stock	139,606,263	698,031,315	89.0%	
Preferred stock	17,185,992	85,929,960	11.0%	
Total	156,792,255	783,961,275	100.0%	

2) Changes in Capital Stock (before stock split)

Date	Content	Type	Quantity (share)	Face Value per Share (In KRW)	Issued Value per Share (In KRW)	Capital after changes (In thousands of KRW)
Feb. 27, 1993	Stock Dividend	Common stock	1,572,681	5,000	5,000	452,911,100
Jun. 26, 1993	Capital increase with consideration	Common stock	5,700,000	5,000	10,100	481,411,100
Jul. 15, 1994	G D R	Preferred stock	1,870,657	5,000	30,179	490,764,385
Feb. 25, 1995	Merger	Common stock	2,327,304	5,000	5,000	502,400,905
	(Kumsung Telecom)	Preferred stock	212,230	5,000	5,000	503,462,055
Jul. 14, 1995	Capital increase with consideration	Common stock	6,300,000	5,000	21,700	534,962,055
Dec. 14, 1995	Converting overseas CB	Preferred stock	207	5,000	17,493	534,963,090
May 6, 1997	Capital decrease	Preferred stock	-2,069,405	5,000	5,000	524,616,065
Dec. 24, 1998	Capital increase with consideration	Common stock	21,500,000	5,000	8,800	632,116,065
Sep. 4, 2000	Merger	Common stock	47,790,404	5,000		871,068,085
Dec. 23, 2000	Capital increase with consideration	Preferred stock	32,000,000	5,000	17,000	1,031,068,085
Jul. 27, 2001	Repayment	Preferred stock	-32,000,000	5,000		1,031,068,085

1) By redeeming 32,000,000 of redeemable preferred shares in June 29, 2001, total number of capital share decreased to 174,213,617 in July 27, 2001. However, total capital stock has not been changed from this transaction.

3) Changes in Capital Stock (after stock split and de-merger)

Date	Content	Type	Quantity (share)	Face Value per Share (in KRW)	Issued Value per Share (in KRW)	Capital Stock after Changes (In thousands of KRW)
Apr. 1, 2002	Stock split and de-merger	Common stock	139,606,263	5,000	-	698,031,315
		Preferred stock	17,185,992	5,000	-	85,929,960

Capital Resources

Korea

(In billions of KRW, %)

Capital Resources	2004			2003			2002	
	Balance	Composition ratio	Increase	Balance	Composition ratio	Increase	Balance	Composition ratio
Bank	22	0.9	-54.0	48	1.9	12.2	43	2.0
Insurance Firm								
Investment Bank / Securities Firm	105	4.5	-21.7	134	5.2			
Lease Firm								
Other								
Financial Institution Total	127	5.4	-30.2	181	7.0	325.6	43	2.0
Corporate bond(private placement)	126	5.4	-58.8	306	11.9	-19.5	380	17.4
Corporate bond(public offering)	2,070	89.1	-1.0	2,090	81.1	18.8	1,760	80.6
Capital increase								
Capital market Total	2,196	94.6	-8.3	2,396	93.0	12.0	2,140	98.0
Grand Total	2,323	100.0	-9.9	2,577	100.0	18.1	2,183	100.0

Overseas

(In billions of KRW, %)

Capital Resources	2004			2003			2002	
	Balance	Composition ratio	Increase	Balance	Composition ratio	Increase	Balance	Composition ratio
Financial Institutions Total	370	25.4	56.6	236	18.8	1,087.4	20	2.7
Foreign currency securities (Corporate bond)	1,087	74.6	6.3	1,023	81.2	42.0	720	97.3
Overseas securities (stock, etc.)								
Grand Total	1,457	100.0	15.7	1,259	100.0	70.1	740	100.0

LG Electronics Inc.
Capital Resources

Borrowings

(In billions of KRW, In millions of USD, %)

Capital Resources	2004			2003			2002	
	Balance	Composition ratio	Increase	Balance	Composition ratio	Increase	Balance	Composition ratio
Short-term borrowings								
Short-term borrowings denominated in Korean won	127	3.3	-30.2	181	4.7	327.6	42	1.5
Short-term borrowings denominated in foreign currency	83 (U$80)	2.2	-60.1	209 (U$175)	5.5			
Sub-Total	210	5.6	-46.2	390	10.2	820.8	42	1.5
Long-term borrowings 1)								
Long-term borrowings denominated in Korean won							0.2	
Corporate bond denominated in Korean Won	2,196	58.1	-8.3	2,396	62.5	12.0	2,140	73.2
Sub-Total	2,196	58.1	-8.3	2,396	62.5	12.0	2,140	73.2
Long-term borrowings denominated in foreign currency	287 (U$275)	7.6	954.0	27 (U$22)	0.7	36.7	20	0.7
Corporate bond denominated in foreign currency	1,087 (U$969)	28.8	6.3	1,023 (U$858)	26.7	42.0	720	24.6
Sub-Total	1,373	36.3	30.8	1,050	27.4	41.8	740	25.3
Total	3,569	94.4	3.6	3,446	89.8	19.6	2,880	98.5
Grand Total	3,779 (U$1,324)	100.0	-1.5	3,836	100.0	31.3	2,923	100.0

* *The amount is based on face value. The discount on debenture issued is excluded.*

1) The amount is based on long-term borrowings, excluding current portion of long-term borrowings.

Maturity of Debts

(In billions of KRW, In millions of USD)

Capital Resources	Balance in 2004	Maturity in 2005					After 2005
		1Q	2Q	3Q	4Q	Total	Total
Short-term borrowings							
Short-term borrowings denominated in Korean won	127	127				127	
Short-term borrowings denominated in foreign currency	83						83
	(U$80)						(U$80)
Sub-Total	210	127				127	83
Long-term borrowings [1]							
Long-term borrowings denominated in Korean won							
Corporate bond denominated in Korean Won	2,196			200	136	336	1,860
Sub-total	2,196			200	136	336	1,860
Long -term borrowings denominated in foreign currency	287						287
	(U$275)						(U$275)
Corporate bond denominated in foreign currency	1,087		209		104	313	773
	(U$969)		(U$200)		(U$100)	(U$300)	(U$669)
Sub-Total	1,373		209		104	313	1,060
Total	3,569		209	200	240	649	2,920
Grand Total	3,779	127	209	200	240	776	3,004
	(U$1,324)		(U$200)		(U$100)	(U$300)	(U$1,024)

* The amount is based on face value. The discount on debenture issued is excluded.

1) The amount is based on long-term borrowings, excluding current portion of long-term borrowings.

LG Electronics Inc.

Current Status of Major Shareholder

Major Shareholder Structure

(As of December 31, 2004)

Name of Shareholder	Type	Number of Holding Share(Share)	Ownership Ratio(%)	Business Relation with LG Electronics
Largest shareholder [LG Corp.]	Common share	50,341,430	36.1%	
	Preferred share	-	-	The largest shareholder
	Total	50,341,430	32.1%	
National Pension Fund	Common share	2,685,783	1.9%	
	Preferred share	141,000	0.8%	None
	Total	2,826,783	1.8%	
CITIBANK. N.A (ADR DEPT)	Common share	104,394	0.1%	
	Preferred share	3,442,280	20.0%	None
	Total	3,546,674	2.3%	
GOVERNMENT OF SINGAPORE	Common share	2,082,460	1.5%	
	Preferred share	691,790	4.0%	None
	Total	2,774,250	1.8%	
DBFF- DWS DEUTSCHE GESELL	Common share	5,723,845	4.1%	
	Preferred share	-	-	None
	Total	5,723,845	3.7%	
FIDELITY INVESTMENT	Common share	1,668,270	1.2%	
	Preferred share	-	-	None
	Total	1,668,270	1.1%	
EURO-PACIFIC GROWTH FUND	Common share	2,015,000	1.4%	
	Preferred share	-	-	None
	Total	2,015,000	1.3%	
Grand Total	Common share	64,621,182	46.3%	
	Preferred share	4,275,070	24.9%	
	Total	68,896,252	43.9%	

* The above shareholders structure was summarized based on statement of share ownership, including the largest shareholders and other shareholders, by Korea Securities Depository.



LGEWA Newport
LGENE Newcastle
LGEUK Slough
Germany
St. Petersburg
LGESW Stockholm
LGERI Moscow
LGERA Moscow
LGEJE Amsterdam
LGESE Amsterdam
LGEMA Mlawa
LGECZ Praha
LGEAL Antwerp
LGEUR Kiev
LGEDG Dusseldorf
LGEFS Paris
Vienna
LGERO Bucharest
LGEMK Budapest
LGEIS Milano
LGEHS Hellas
LGEAT Istanbul
LGEES Madrid
Athens
LGEPT Portugal
Tunis
Algiers
LGEEG Ismailia
LGEEC Cairo
LGEMC Casablanca
Amman
Iraq
Tehran
Jeddah
LGEGF Dubai
LGEME
LGENI Lagos
Nigeria Lagos
Nairobi
LGESA Johannesburg
LGEAK Almaty
Tashkent
Karachi
LGEIL New Delhi
LGSYS
Dacca
LGSI
LGECH Beijing
LGEQH Qinhuangdao
Vladi Vostok
LGESY Shenyang
LGETA Tianjin
LGEQD Qingdao
LGEYT Yantai
LGEYM Yantai
HLDS Tokyo
LGEJP Tokyo
LGEHN Hangzhou
LGENP, LGENT, LGEPN Nanjing
LGESH Shanghai
LGEKS Kunshan
LGETT Taipei
LGETR Taizhou
LGEHZ Huizhou
LGEHK Hong Kong
LGTOPS Guangzhou
LGEMH Haiphong
LGEVN Hanoi
VKX
LGEMT Bangkok
LGETH
LGICTH
LGEPH Manila
LGEML Kuala Lumpur
Singapore
LGEIN Jakarta
LGEDI
LGEAP Sydney

EUROPE

LGEWA	LG Electronics Wales Ltd.
LGEMA	LG Electronics Mlawa Sp.Z.O.O.
LGENE	LG Electronics North of England Ltd.
LGEUK	LG Electronics United Kingdom Ltd.
LGEFS	LG Electronics France S.A.R.L.
LGEDG	LG Electronics Deutschland GmbH
LGEIS	LG Electronics Italia S.P.A.
LGEMK	LG Electronics Magyar KFT.
LGEPL	LG Electronics Polska Sp. Z.O.O.
LGEES	LG Electronics Espana S.A.
LGESE	LG Electronics Service Europe B.V.
LGEJE	LG Electronics JIT Europe B.V
LGESW	LG Electronics Nordic AB
LGEPT	LG Electronics Portugal
LGEHS	LG Electronics Hellas S. A.
LGEAL	LG Electronics Antwerp Logistic N.V.
LGECZ	LG Electronics CZECH S.R.O
LGERO	LG Electronics Romania S.R.L

CIS

LGEAK	LG Electronics Almaty Kazakstan
LGERI	LG Alina Electronics
LGEUR	LG Electronics Ukraine Co., Ltd.
LGERA	LG Electronics RUS. LLC

MIDDLE EAST AND AFRICA

LGEEG	LG Electronics Egypt S.A.E.
LGEEC	LG Electronics Egypt Cairo S.A.E.
LGEGF	LG Electronics Gulf FZE
LGEAT	Arcelik-LG Klima Sanayi ve Ticaret A.S.
LGESA	LG Electronics S.A. (Pty) Ltd.
LGEMC	LG Electronics Morocco S.A.R.L.
LGEME	LG Electronics Middle East Co., Ltd.
LGENI	LG Electronics Nigeria Limited

CHINA

LGECH	China Holding Company
LGESY	LG Electronics Shenyang Inc.
LGENT	LG Tontru Color Display System Co.
LGEPN	Nanjing LG-Panda Appliances Co., Ltd.
LGETA	LG Electronics Tianjin Appliances Co., Ltd.
LGEQH	LG Electronics Qinhuangdao Inc.
LGESH	Shanghai LG Electronics Co., Ltd.
LGEHZ	LG Electronics Huizhou Ltd.
LGEHK	LG Electronics HK Ltd.
LGEYT	Langchao LG Digital Mobile Communication Co., Ltd.
LGEKS	Kunshan LGMSK Computer Co., Ltd.
LGENP	LG Electronics (Nanjing) Plasma Co., Ltd.
LGEQD	Qingdao LG Langchao Digital Communication Co., Ltd.
LGETR	LG Electronics (Taizhou) Refrigeration Co., Ltd.
LGEHN	LG Electronics Nature (Hangzhou) Recording Media Co., Ltd.
LGTOPS	Guangzhou LG-TOPS Comm.Tech. Co., Ltd.
LGEYM	LG (Yantai) Information & Comm. Tech. Co., Ltd


LGECI Toronto
Chicago
LGEUS ZENITH New Jersey
LGEMU San Diego
LGEMX Mexicali
LGEAI Huntsville / Service
LGERS Reynosa
LGEMM Monterrey
LGEMS Mexico City
LGEPS Panama
LGECB Bogota
LGEAZ Manaus
LGEPR Lima
LGESP Sao Paulo
LGECL Santiago
LGEAR Buenos Aires
Buenos Aires

PRODUCTION / SALES
SERVICE
BRANCH
SALES
R&D & DESIGN / OTHERS
LOGISTICS

• 2004.12. 31

ASIA

LGEDI	P.T.LG Electronics Display Devices Indonesia
LGEIN	P.T.LG Electronics Indonesia
LGEPH	LG Electronics Philipine Inc.
LGEVN	LG Electronics Vietnam Co., Ltd.
VKX	Vietnam Korea Exchange, Ltd.
LGETH	LG Electronics Thailand Co., Ltd.
LGICTH	LG Srithai InfoComm (Thailand) Co., Ltd.
LGEMT	LG Mitr Electronics Co., Ltd.
LGEMH	LG-MECA Electronics Haiphong Inc.
LGEAP	LG Electronics Australia Pty, Ltd.
LGETT	LG Electronics Taiwan Taipei Co., Ltd.
LGEML	LG Electronics Malaysia SDN. BHD
LGEJP	LG Electronics Japan, Inc.
LGEIL	LG Electronics India Pvt. Ltd.
LGSI	LG Soft India Pvt. Ltd.
HLDS	Hitachi-LG Data Storage, Inc.

NORTH AMERICA

LGEMU	LG Electronics Mobilecomm U.S.A., Inc.
LGEAI	LG Electronics Alabama Inc.
LGEMX	LG Electronics Mexicalli S.A.DE C.V.
LGEUS	LG Electronics U.S.A., Inc.
LGECI	LG Electronics Canada, Inc.
LGEMS	LG Electronics Mexico S.A. DE C.V.
LGERS	LG Electronics Reynosa Inc.
LGEMM	LG Electronics Mexico Monterrey S.A.DE C.V.
ZENITH	Zenith Electronics Coporation

CENTRAL & SOUTH AMERICA

LGESP	LG Electronics de Sao Paulo Ltda.
LGEAZ	LG Electronics da Amazonia Ltda.
LGEPS	LG Electronics Panama S.A.
LGEPR	LG Electronics Peru S.A.
LGECB	LG Electronics Colombia Ltda.
LGECL	LG Electronics Inc. Chile Ltda.
LGEAR	LG Electronics Argentina S.A

www.lge.com

LG Twin Towers
[illegible]
[illegible]


LG Electronics

LG Electronics

PRICEWATERHOUSECOOPERS

LG Electronics Inc. and Subsidiaries

Consolidated Financial Statements
December 31, 2004 and 2003

SAMIL PRICEWATERHOUSECOOPERS



LG Electronics Inc. and Subsidiaries

Consolidated Financial Statements
December 31, 2004 and 2003

SAMIL PRICEWATERHOUSECOOPERS

LG Electronics Inc. And Subsidiaries
Index
December 31, 2004 and 2003

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hangangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have audited the accompanying consolidated balance sheets of LG Electronics Inc. ("LGE") and its subsidiaries (collectively the "Company") as of December 31, 2004 and 2003, the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2004 and 2003, expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of LG Electronics U.S.A., Inc. and certain other consolidated subsidiaries of LGE, of which financial statements reflect 27% and 30% of the company's consolidated total assets as of December 31, 2004 and 2003, respectively, and 38% and 41% of the Company's consolidated total sales for the years ended December 31, 2004 and 2003, respectively. These financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for LG Electronics U.S.A., Inc. and certain other consolidated subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Electronics Inc. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and the changes in their shareholders' equity and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 8 to the accompanying consolidated financial statements, upon a resolution of the Board of Directors in July 2004, the Company invested ₩289,125 million (equivalent to US$ 250 million) in LG Electronics Wales Ltd. ("LGEWA") which, in turn, invested to its subsidiary, LG.Philips Displays Holding B.V. ("LPD") according to an agreement with the LPD's creditor financial institutions. The other conditions in the said agreement included the deferment of loan repayment and the reduction in the interest rate of the said loan.

As discussed in Notes 4 and 7 to the accompanying consolidated financial statements, as per the resolution of the Board of Directors dated February 6, 2004, the Company purchased LG Card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩200,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. The commercial papers of ₩50,831 million are scheduled to be converted into equity of LG Card and the remaining commercial papers amounting to ₩149,169 million are scheduled to be collected within December 31, 2005. The Company recognized an impairment loss of ₩41,437 million on the said commercial papers for the year ended December 31, 2004.

As discussed in Note 29 to the accompanying consolidated financial statements, the Company and IBM Korea Inc. divided their joint venture company, LG IBM PC Co., Ltd. and on January 1, 2005 the Company merged with a portion of the PC division from the joint venture. In addition, on January 24, 2005, the Company signed a memorandum of understanding with Nortel Networks Corporation in Canada for establishment of a joint venture to engage in the field of communication equipment and networking solution.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
March 25, 2005

This report is effective as of March 25, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG Electronics Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2004 and 2003

(in millions of Korean won)		2004		2003
ASSETS				
Current assets				
Cash and cash equivalents	₩	2,716,196	₩	1,581,545
Short-term financial instruments (Note 3)		189,567		194,964
Short-term investments (Note 4)		122,337		65,752
Trade accounts and notes receivable, net (Note 5)		4,347,029		4,689,913
Inventories, net (Note 6)		5,790,607		4,738,465
Short-term loans receivable (Note 5)		21,616		86,466
Other accounts receivable, net (Note 5)		1,022,243		369,904
Prepaid expenses		97,307		90,901
Accrued income, net (Note 5)		26,233		231,220
Advance payments, net (Note 5)		93,070		114,890
Prepaid income taxes		47,275		21,017
Derivative transaction debit		175,060		14,320
Other current assets		403,578		279,050
Total current assets		15,052,118		12,478,407
Property, plant and equipment, net (Note 9)		12,317,527		8,928,888
Long-term financial instruments (Note 3)		18,547		141,002
Investment securities (Note 7)		91,793		273,708
Equity method investments (Note 8)		398,010		87,888
Refundable deposits		523,588		452,895
Long-term loans receivable, net (Note 5)		81,509		48,473
Long-term prepaid expense		198,318		129,917
Deferred income tax assets (Note 22)		471,058		513,913
Intangible assets, net (Note 10)		735,955		962,965
Other non-current assets		28,928		40,001
Total assets	₩	29,917,351	₩	24,058,057

LG Electronics Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2004 and 2003

(in millions of Korean won)		2004		2003
Liabilities and Shareholders' Equity				
Current liabilities				
Short-term borrowings (Note 13)	₩	5,862,396	₩	4,185,319
Current maturities of long-term debt, net (Note 13)		1,014,629		1,526,286
Trade accounts and notes payable		3,465,550		4,091,383
Other accounts payable		2,527,220		2,434,498
Accrued expenses		1,522,144		1,019,557
Advances from customers		276,418		340,770
Withholdings		155,915		69,745
Income taxes payable (Note 22)		124,018		117,839
Derivative transaction credit		56,881		20,705
Other current liabilities		181,928		344,516
Total current liabilities		15,187,099		14,150,618
Debentures and convertible bonds, net of current maturities and discounts on debentures (Note 14)		4,400,520		3,638,935
Long-term debts, net of current maturities (Note 14)		1,035,817		579,829
Accrued severance benefits, net (Note 16)		300,821		256,138
Product warranty reserve		165,488		101,795
Deferred income tax liabilities (Note 22)		20,931		21,049
Other long-term liabilities		71,917		79,679
Total liabilities		21,182,593		18,828,043
Commitments and contingencies (Note 17)				
Shareholders' equity				
Capital stock (Note 18)		783,961		783,961
Capital surplus (Note 19)		1,993,942		1,723,058
Retained earnings (Note 20)		2,261,181		874,808
Capital adjustments (Note 21)		3,951		38,629
Minority interest in consolidated subsidiaries		3,691,723		1,809,558
Total shareholders' equity		8,734,758		5,230,014
Total liabilities and shareholders' equity	₩	29,917,351	₩	24,058,057

The accompanying notes are an integral part of these consolidated financial statements.

LG Electronics Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2004 and 2003

(in millions of Korean won, except per share amounts)	2004	2003
Sales (Notes 25 and 26)	₩ 43,249,446	₩ 35,594,534
Cost of sales (Note 25)	32,415,961	26,720,216
Gross profit	10,833,485	8,874,318
Selling and administrative expenses	7,542,263	6,447,217
Operating income	3,291,222	2,427,101
Non-operating income		
Interest income	155,937	103,463
Gain on valuation of securities	243	47,823
Gain from disposal of securities	2,556	9,339
Rental income	23,202	56,635
Foreign exchange gains	1,080,640	701,927
Gain from disposal of investments	29,894	2,827
Gain on disposal of property,plant and equipment	12,305	9,063
Gain on derivatives transactions	119,654	7,206
Gain on valuation of derivatives	123,047	40,979
Refund of income taxes	65,170	3,170
Reversal of allowance for doubtful accounts	35,998	11,158
Others	220,409	199,704
	1,869,055	1,193,294
Non-operating expenses		
Interest expense	424,140	436,392
Foreign exchange losses	918,599	673,981
Loss on valuation of inventories	-	53,125
Loss from transfer of trade accounts and notes receivable	138,673	96,871
Loss from disposal of property, plant and equipment	126,233	79,236
Loss from disposal of investments	72,846	12,263
Equity in losses of affiliates, net (Note 8)	106,297	576,311
Other bad debt expense	10,113	4,231
Donations	23,236	10,027
Loss on derivatives transactions	66,426	24,860
Loss on valuation of derivatives	60,141	10,793
Additional payment of income taxes	25,562	202
Loss from impairment of investment assets	82,393	29,477
Loss from impairment of intagible assets	38,105	-
Others	145,309	151,009
	2,238,073	2,158,778

LG Electronics Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2004 and 2003

(in millions of Korean won, except per share amounts)		**2004**		**2003**
Income before income taxes		2,922,204		1,461,617
Income tax expense (Note 22)		401,994		222,895
Income before minority interest		2,520,210		1,238,722
Minority interest in income of consolidated subsidiaries, net		(911,684)		(533,746)
Net income	₩	1,608,526	₩	704,976
Earnings per share and ordinary income per share (in won) (Note 23)	₩	10,291	₩	4,498
Diluted earnings per share and diluted ordinary income per share (in won) (Note 23)		9,898		4,452

The accompanying notes are an integral part of these consolidated financial statements.

LG Electronics Inc. and Subsidiaries
Statements of Changes in Shareholders' Equity
Years Ended December 31, 2004 and 2003

(in millions of Korean won)

	Capital stock	Capital surplus	Retained earnings	Capital adjustments	Minority interests	Total
Balance at January 1, 2003	₩ 783,961	₩ 1,697,161	₩ 344,072	₩ 12,135	₩ 1,106,001	₩ 3,943,330
Net income	-	-	704,976	-	-	704,976
Disposal of treasury stock	-	-	-	2,873	-	2,873
Conversion rights	-	15,833	-	-	-	15,833
Payment of dividends	-	-	(157,431)	-	-	(157,431)
Effect of change in accounting principle	-	-	(3,271)	-	-	(3,271)
Equity in losses of affiliates	-	-	(13,576)	-	-	(13,576)
Loss on valuation of investments, net	-	-	-	(80,581)	-	(80,581)
Overseas operations translation adjustments	-	-	-	104,202	-	104,202
Changes in minority interest	-	-	-	-	703,557	703,557
Adjustment for changes in ownership, net	-	10,064	-	-	-	10,064
Others	-	-	38	-	-	38
Balance at December 31, 2003	₩ 783,961	₩ 1,723,058	₩ 874,808	₩ 38,629	₩ 1,809,558	₩ 5,230,014
Balance at January 1, 2004	₩ 783,961	₩ 1,723,058	₩ 874,808	₩ 38,629	₩ 1,809,558	₩ 5,230,014
Net income	-	-	1,608,526	-	-	1,608,526
Acquisition of treasury stock	-	-	-	(37,680)	-	(37,680)
Conversion rights	-	13,638	-	-	-	13,638
Payment of dividends	-	-	(196,600)	-	-	(196,600)
Equity in losses of affiliates	-	-	(33,025)	-	-	(33,025)
Gain on valuation of investments, net	-	-	-	156,480	-	156,480
Overseas operations translation adjustments	-	-	-	(178,183)	-	(178,183)
Changes in minority interest	-	-	-	-	1,882,165	1,882,165
Adjustment for changes in ownership, net	-	255,328	-	-	-	255,328
Others	-	1,918	7,472	24,705	-	34,095
Balance at December 31, 2004	₩ 783,961	₩ 1,993,942	₩ 2,261,181	₩ 3,951	₩ 3,691,723	₩ 8,734,758

The accompanying notes are an integral part of these consolidated financial statements.

LG Electronics Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31,2004 and 2003

(in millions of Korean won)		2004		2003
Cash flows from operating activities				
Net income	₩	1,608,526	₩	704,976
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization		2,205,142		1,827,482
Loss from impairment of intangible assets		38,105		-
Amortization of discounts on debentures		44,728		31,990
Provision for severance benefits		186,794		176,560
Gain from disposal of securities, net		(2,556)		(8,713)
Gain on valuation of securities, net		(98)		(40,268)
Loss from transfer of trade accounts and notes receivable		138,673		96,871
Bad debt expense (Reversal of allowance for doubtful accounts), net		(15,270)		61,617
Gain on foreign currency translation, net		(194,394)		(20,147)
Loss from disposal of investment securities, net		42,952		9,436
Loss from impairment of investment securities		82,393		29,477
Loss from disposal of property, plant and equipment, net		113,928		70,173
Equity in losses of affiliates, net		106,297		576,311
Gain on valuation of derivatives, net		(62,906)		(30,186)
Loss (gain) on transaction of derivatives, net		(53,228)		17,654
Minority interest in income of consolidated subsidiaries, net		911,684		533,746
Others		64		1,748
Changes in operating assets and liabilities				
Decrease (increase) in trade accounts and notes receivable		270,429		(1,336,653)
Decrease (increase) in other accounts receivable		(654,974)		240,118
Decrease (increase) in accrued income		205,158		(81,014)
Decrease in advances		21,806		108,735
Increase in other current assets		(124,524)		(4,807)
Increase in inventories		(1,052,142)		(1,048,729)
Decrease (increase) in prepaid expenses		(74,807)		2,307
Decrease (increase) in prepaid income taxes		(26,258)		95,131
Decrease (increase) in deferred income tax assets		83,854		(100,919)
Increase (decrease) in trade accounts and notes payable		(587,599)		848,756
Increase (decrease) in other accounts payable		153,269		(81,947)
Increase in accrued expenses		502,586		189,422
Increase (decrease) in withholdings		86,170		(15,311)
Decrease in advances from customers		(64,352)		(4,136)
Increase (decrease) in deferred income tax liabilities		(118)		4,578
Increase (decrease) in income taxes payable		6,179		(76,380)
Payment of severance benefits		(114,713)		(102,199)
Increase in severance insurance deposits		(32,173)		(35,273)
Decrease in contributions to the National Pension Fund		4,775		3,289
Increase (decrease) in other current liabilities		(160,402)		(50,499)
Decrease in unearned income		(2,184)		(457)
Increase in warranty reserve		63,692		18,844
Increase (decrease) in other long-term debt		(7,761)		29,390
Net cash provided by operating activities		3,646,745		2,640,973

LG Electronics Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

(in millions of Korean won)

	2004	2003
Cash flows from investing activities		
Disposal of short-term investments	-	10,517
Acquisition of short-term investments	(83,794)	-
Decrease (increase) in short-term and long-term loans receivable, net	41,284	(82,302)
Acquisition of short-term financial instruments	-	(145,393)
Acquisition of long-term financial instruments	-	(121,340)
Proceeds from disposal of investment securities	132,207	979,201
Acquisition of investment securities	(417,603)	(1,023,652)
Increase in refundable deposits	(70,693)	(55,213)
Decrease (increase) in other non-current assets	11,073	(6,001)
Proceeds from disposal of property, plant and equipment	177,712	308,926
Acquisition of property, plant and equipment	(5,784,681)	(3,050,253)
Acquisition of intangible assets	(69,270)	(108,436)
Disposal of long-term financial instruments	122,455	-
Disposal of short-term financial instruments	5,397	-
Net cash used in investing activities	(5,935,913)	(3,293,946)
Cash flows from financing activities		
Proceeds from short-term borrowings	1,714,700	425,277
Payment of current maturities of long-term debt	(1,498,478)	(898,256)
Payment of dividends	(196,634)	(157,396)
Repayment of debentures	-	(597,564)
Proceeds from issuance of debentures	1,696,659	1,949,183
Early redemption of long-term debt	-	(243)
Proceeds from long-term debt	552,794	411,514
Change in derivative transaction accounts, net	46,858	33,582
Proceeds from disposal of treasury stock	11,318	11,936
Acquisition of treasury stock	(46,298)	(9,400)
Change in overseas operations translation adjustments	(98,033)	104,098
Increase in minority interests	1,236,433	-
Others	-	(20,396)
Net cash provided by financing activities	3,419,319	1,252,335
Increase in cash due to changes in the consolidated entities	4,500	79,306
Net increase in cash and cash equivalents	1,134,651	678,668
Cash and cash equivalents (Note 28)		
Beginning of the year	1,581,545	902,877
End of the year	₩ 2,716,196	₩ 1,581,545

The accompanying notes are an integral part of these consolidated financial statements.

1. The Consolidated Companies and Equity Method Investees

The accompanying consolidated financial statements include the accounts of LG Electronics Inc. (LGE or Controlling Company) and its subsidiaries (collectively referred to as the "Company"). General information on the controlling company, its consolidated subsidiaries and its equity method investees is described below:

The Controlling Company

LG Electronics Inc. (the "Company") was spun off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002, to engage in the manufacture and sale of electronic, and information and communication products. Former LG Electronics Inc. was incorporated in February 1959 under the Commercial Code of the Republic of Korea to manufacture and sell electronics, and information and communication products, and had its shares listed on the Korea Stock Exchange in April 1970.

As of December 31, 2004, the Company operates manufacturing facilities mainly in Kuro, Pyeongtaek, Chongju, Gumi and Changwon in the Republic of Korea.

As of December 31, 2004, the Company has outstanding capital stock amounting to ₩783,961 million, including non-voting preferred stock. The Company's stock was relisted on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were relisted on the London Stock Exchange in September 2002.

As of December 31, 2004, LG Corp. and its related parties own 32.1% of the Company's common stock (36.1% based on outstanding common stock alone), while financial institutions, foreign investors and others own the rest of the Company's common stock.

Consolidated Subsidiaries and Equity Method Investees

Consolidated subsidiaries and equity method investees as of December 31, 2004, are as follows:

(in millions of Korean won)

Company	Shareholders' equity	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Shares owned by Total	Percentage of ownership (%)
Domestic subsidiaries						
LG.Philips LCD Co., Ltd.	₩ 5,705,791	325,315,700	145,000,000	-	145,000,000	44.57
LG Micron Ltd.	335,168	7,500,000	2,699,702	-	2,699,702	36.00
LG Innotek Co., Ltd.	147,469	8,620,800	6,017,400	-	6,017,400	69.80
Hi Plaza Inc.	108,894	7,440,000	7,440,000	-	7,440,000	100.00
Stic IT 10th Fund	24,982	3,000	2,820	-	2,820	94.00
Hi Business Logistics	6,111	20,000	20,000		20,000	100.00
Domestic equity method investees						
LG IBM PC Co., Ltd.	34,060	4,860,000	2,381,400	-	2,381,400	49.00
Hankuk Electric Glass Co., Ltd.	702,744	8,073,375	1,614,675		1,614,675	20.00

(in millions of Korean won)

Company	Shareholders' equity	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Shares owned by Total	Percentage of ownership (%)
Overseas subsidiaries						
LG Electronics Alabama, Inc. (LGEAI)	69,540	266	266	-	266	100.00
LG Electronics Almaty Kazak Co., Ltd. (LGEAK) [1]	15,508	-	-	-	-	100.00
LG Electronics Antwerp Logistics N.V. (LGEAL) [1]	1,637	-	-	-	-	100.00
LG Electronics Australia PTY, Ltd. (LGEAP)	7,305	2,685,000	2,685,000	-	2,685,000	100.00
LG Electronics Klima Sanayi ve Ticaret P.S. (LGEAT)	43,740	288,000	144,000	-	144,000	50.00
LG Electronics Da Amazonia Ltda. (LGEAZ) [1]	47,922	-	-	-	-	100.00
LG Electronics Colombia Ltda. (LGECB) [1]	7,356	-	-	-	-	100.00
LG Electronics China Co., Ltd. (LGECH) [1]	15,608	-	-	-	-	100.00
LG Electronics Canada, Inc. (LGECI)	16,562	42,900	42,900	-	42,900	100.00
LG Electronics Philippines, Inc. (LGEPH) (formerly LGECM)	1,713	739,036	739,036	-	739,036	100.00
Taizhou LG Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT) [1]	24,285	-	-	-	-	100.00
LG Electronics Deutschland GmbH (LGEDG) [1]	24,464	-	-	-	-	100.00
LG Goldstar France S.A.R.L. (LGEFS)	6,243	69,848	32,798	37,050	69,848	100.00
PT LG Electronics Display Devices Indonesia (LGEDI)	66,687	41,240	41,240	-	41,240	100.00
LG Electronics Egypt Cairo S.A.E. (LGEEC)	1,467	13,510	13,510	-	13,510	100.00
LG Electronics Egypt S.A.E. (LGEEG)	1,909	144,000	120,910	-	120,910	83.97
LG Electronics Espana S.A. (LGEES)	27,191	219,390	219,390	-	219,390	100.00
LG Electronics Gulf FZE (LGEGF)	7,918	29	29	-	29	100.00
LG Electronics HK Limited (LGEHK)	4,445	2,852,825	2,852,825	-	2,852,825	100.00
LG Electronics Hellas S. A. (LGEHS)	6,820	1,000,000	1,000,000	-	1,000,000	100.00
LG Electronics Huizhou Inc. (LGEHZ) [1]	37,276	-	-	-	-	80.00
LG Electronics India PVT Ltd. (LGEIL)	121,860	112,649,459	112,649,459	-	112,649,459	100.00
PT LG Electronics Indonesia Ltd. (LGEIN)	30,739	40,700	31,200	9,500	40,700	100.00
LG Electronics Italy S.P.A. (LGEIS)	21,075	18,785,000	18,785,000	-	18,785,000	100.00
LG Electronics Japan Inc. (LGEJP)	1,954	1,380,000	1,380,000	-	1,380,000	100.00
LG Electronics Mlawa SP.Zo.O. (LGEMA) [1]	52,139	-	-	-	-	100.00
LG Electronics Morocco S.A.R.L. (LGEMC)	3,806	315,213	315,213	-	315,213	100.00
LG-Meca Electronics Haiphong, Inc. (LGEMH) [1]	3,790	-	-	-	-	70.00
LG Electronics Magyar Kft (LGEMK) [1]	9,170	-	-	-	-	100.00
LG Electronics Monterrey Mexico S.A. DE C.V. (LGEMM)	6,870	27,094	26,938	156	27,094	100.00
LG Electronics Mexico S.A. DE C.V. (LGEMS)	24,270	134,601	134,301	300	134,601	100.00
LG MITR Electronics Co., Ltd. (LGEMT)	11,906	5,076,000	4,453,800	-	4,453,800	87.74
LG Electronics North of England Ltd. (LGENE)	9,981	9,000,000	9,000,000	-	9,000,000	100.00
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT) [1]	33,036	-	-	-	-	70.00
LG Electronics Polska SP.Zo. O. (LGEPL) [1]	11,217	-	-	-	-	100.00
Nanjing LG Panda Appliances Co., Ltd. (LGEPN) [1]	20,772	-	-	-	-	70.00

(in millions of Korean won)

Company	Shareholders' equity	Total issued and outstanding shares	Shares owned by LGE	Shares owned by Subsidiaries	Shares owned by Total	Percentage of ownership (%)
Overseas subsidiaries						
LG Electronics Peru S.A. (LGEPR)	3,185	23,507,492	23,507,492	-	23,507,492	100.00
LG Electronics Panama S.A. (LGEPS)	6,144	21,000	21,000	-	21,000	100.00
LG Electronics Portugal (LGEPT) [1]	20,524	-	-	-	-	100.00
LG Electronics Qinhuangdao Co., Ltd. (LGEQH) [1]	8,505	-	-	-	-	100.00
LG Electronics Russia Inc. (LGERI) [1]	10,300	-	-	-	-	95.00
LG Electronics S.A. Pty Ltd. (LGESA)	33,045	18,500,000	18,500,000	-	18,500,000	100.00
LG Electronics Service Europe Netherlands B.V. (LGESE) [1]	8,081	-	-	-	-	100.00
LG Electronics JIT Europe B.V.(LGEJE)	203	180	-	180	180	100.00
Shanghai LG Electronics Co., Ltd. (LGESH) [1]	16,428	-	-	-	-	70.00
LG Electronics de Sao Paulo Ltda. (LGESP) [1]	11,199	-	-	-	-	100.00
LG SEL Electronics Vietnam Inc. (LGEVN) (formerly LGESV) [1]	9,849	-	-	-	-	100.00
LG Electronics Sweden AB (LGESW)	5,780	44,345	44,345	-	44,345	100.00
LG Electronics Shenyang Inc. (LGESY) [1]	28,341	-	-	-	-	78.87
LG Electronics Tianjin Appliance Co., Ltd. (LGETA) [1]	130,011	-	-	-	-	80.00
LG Electronics Thailand Co., Ltd. (LGETH)	26,483	2,050,000	1,004,500	1,045,500	2,050,000	100.00
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	12,174	52,892,542	52,892,542	-	52,892,542	100.00
LG Electronics United Kingdom Ltd. (LGEUK)	7,501	192,000	192,000	-	192,000	100.00
LG Electronics U.S.A., Inc. (LGEUS)	53,493	32,884	32,884	-	32,884	100.00
LG Electronics Wales Ltd. (LGEWA)	878,745	2,042,202	2,042,202	-	2,042,202	100.00
EIC Properties PTE, Ltd.	5,754	34,170,000	13,052,940	-	13,052,940	38.20
LG Software PVT, Ltd. (LGSI)	7,543	9,946,000	9,946,000	-	9,946,000	100.00
Zenith Electronics Corporation (Zenith)	6,364	2,000	2,000	-	2,000	100.00
LG Electronics MobileComm U.S.A.,Inc. (LGEMU) (formerly LGICUS)	21,665	10,000	10,000	-	10,000	100.00
LG I&C Thailand (LGICTH)	9,419	76,000	45,600	-	45,600	60.00
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT) [1]	25,618	-	-	-	-	51.00
LG Holdings (HK) Ltd.	141,501	140,006,285	44,550,000	-	44,550,000	31.82
LGE (China) R&D Center [1]	6,544	-	-	-	-	100.00
Kunshan LGMS Computer Co., Ltd. (LGMSK) [1]	1,690	-	-	-	-	100.00
Kunshan LGMS Computer Co., Ltd. (LGEKS) [1]	3,027	-	-	-	-	100.00
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP) [1]	14,238	-	-	-	-	100.00
Qingdao LG Langchao Digital Communication Co., Ltd. (LGEQD) [1]	16,608	-	-	-	-	60.00
LG Electronics Czech S.R.O. (LGECZ) [1]	6,993	-	-	-	-	100.00
LG Electronics Inc. Chile Limitada (LGECL) [1]	7,659	-	-	-	-	100.00
LG Electronics Nature (Hangzhou) Recording Media Co., Ltd.(LGEHN) [1]	6,301	-	-	-	-	49.00
LG Electronics Romania S.R.L (LGERO) [1]	8,427	-	-	-	-	100.00
LGEMX	13,146	513,626		513,626	513,626	100.00
LGERS	45,574	70,576,292		70,576,292	70,576,292	100.00
LG.Philips LCD America,Inc.	8,557	5,000,000		5,000,000	5,000,000	100.00
LG.Philips LCD Japan Co., Ltd.	4,020	1,900		1,900	1,900	100.00
LG.Philips LCD Germany GmbH	2,237	960,000		960,000	960,000	100.00
LG.Philips LCD Taiwan Co., Ltd.	10,976	11,549,994		11,549,994	11,549,994	100.00
LG.Philips LCD Nanjing Co., Ltd. [1]	128,405	-		-	-	100.00
LG.Philips LCD Hong Kong Co., Ltd.	2,527	115,000		115,000	115,000	100.00
LG.Philips LCD Shanghai Co., Ltd. [1]	1,694	-		-	-	100.00
LG Innotek Huizhou Co., Ltd. [1]	24,328	-		-	-	100.00
LG Innotek Yantai Co., Ltd. [1]	8,744	-		-	-	100.00
PT.LG Innotek Indonesia	6,240	500		500	500	100.00
LG Innotek USA Inc.	3,939	400		400	400	100.00
LG Micron(Fujian) Electronics Co.,Ltd[1]	21,407	-		-	-	80.00

Overseas equity method investees						
Hitachi-LG Data Storage Inc. (HLDS)	31,069	30,000	14,700	-	14,700	49.00
LG.Philips Displays Holding B.V.	259,048	68,182	-	34,090	34,090	50.00
Vietnam Korea Exchange, Ltd. (V.K.X.) [1]	5,099	-	-	-	-	40.00
SLD TELECOM Pte. Ltd.	120,995	137,912,962	58,944,000	-	58,944,000	42.74
LG-TOPS [1]	2,324	-	-	-	-	40.00

The consolidated subsidiaries and equity method investees are classified in accordance with the Enforcement Decree on External Audit for Corporations and the financial accounting standards for consolidated financial statements.

[1] There are no issued and outstanding shares since these are not a corporation.

Newly consolidated subsidiaries as of December 31, 2004, are as follows:

Consolidated subsidiaries	Reason
LG Electronics Romania S.R.L (LGERO) LG Electronics JIT Europe B.V.(LGEJE) LG Philips LCD Hong Kong Co., Ltd. LG Philips LCD Shanghai Co., Ltd. LG Innotek Yantai Co., Ltd.	The subsidiaries were newly established in 2004.
LG Electronics Nature (Hangzhou) Recording Media Co., Ltd.(LGEHN) Kunshan LGMS Computer Co., Ltd. (LGMSK) Hi Business Logistics	Subsidiaries whose total assets increased to more than ₩7,000 million.

As of December 31, 2004, LG-TOPS was reclassified from a consolidated subsidiary to an equity-method investee since its total assets are less than ₩ 7,000 million.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized as follows:

Basis of Consolidated Financial Statement Presentation
The Company maintains its official accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

Accounting Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS No. 2, *Interim Financial Reporting,* through No. 9, *Convertible Securities*, became applicable to the Company on January 1, 2003, the Company adopted these Standards in its financial statements covering periods beginning on or after this date. And as SKFAS Nos. 10, *Inventories,* 12, *Construction-Type Contracts*, and 13, *Debt Restructuring and Rescheduling*, became applicable to the Company on January 1, 2004. The Company adopted these Standards in its financial statements as of and for the year ended December 31, 2004.

Principles of Consolidation
The fiscal year end of the consolidated subsidiaries is the same as that of the controlling company. Differences in accounting policy between the controlling company and consolidated subsidiaries are adjusted in consolidation.

The accompanying consolidated financial statements include the accounts of LGE and its subsidiaries. Under the financial accounting standards for consolidated financial statements in the Republic of Korea, a company is regarded as a subsidiary of another if more than 50% of its issued share capital is held by the other company, or more than 30% of its issued share capital is held by the other company and that company is the largest shareholder. In cases where there are two or three investors with more than 30% ownership in the issued share capital of an investee and such investors, individually, are the largest shareholders, the investor, which belongs to a conglomerate along with the investee as defined by Monopoly Regulation and Fair Trade Act in the Requblic of Korea, is required to consolidate such investee. Investments in 20% to 50% owned affiliated companies or investments in affiliated companies over which the Company exerts a significant influence are accounted for using the equity method. Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the undistributed earnings or losses of these companies.

All significant intercompany transactions and balances with consolidated subsidiaries have been eliminated during consolidation.

To eliminate the investment account of the controlling company and corresponding capital accounts of subsidiaries, the purchase method or the pooling of interest method is applied, depending on the nature of the transaction. In using the purchase method, when the Company has a control over a subsidiary, the Company records differences between the initial investment accounts and corresponding capital accounts of subsidiaries as goodwill or negative goodwill, which is amortized over five years using the straight-line method. When the Company has a significant influence over equity method investees, differences between the initial investment accounts and corresponding capital accounts of equity method investees are also amortized over five years using the straight-line method.

Unrealized profit included in inventories, property, plant and equipment and other assets as a result of intercompany transactions is eliminated. Unrealized profit arising from sales by the controlling company to consolidated subsidiaries or equity method investees is fully eliminated and charged to the equity of the controlling company. Unrealized profit, arising from sales by the consolidated subsidiaries or equity method investees to the controlling company or sales between consolidated subsidiaries or equity method investees, is fully eliminated and charged to the equity of the controlling company and minority interest based on the percentage of ownership ratio.

The Company records the equity of the consolidated subsidiaries, which is not included in the equity of the controlling company, as a minority interest in consolidated subsidiaries. In addition, if losses of the consolidated subsidiaries included in minority interest are in excess of minority interest, the deficit in excess of minority interest is charged to the equity of the controlling company. Until losses charged to the equity of the controlling company are recovered, all gains on related consolidated subsidiaries are recognized in the equity of the controlling company.

Revenue Recognition

Revenues from finished products and merchandise are recognized when goods are delivered and most of the risks and benefits associated with the possession of goods are substantially transferred. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Cash and Cash Equivalents
The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Investments in Securities
The Company accounts for equity and debt securities under the provisions of SKFAS No. 8, *Investments in Securities*. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities whose fair value may not be determined, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are charged to capital adjustments, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities after the amortization of discounts or premiums.

Equity Method Investment Securities
Investments in equity securities of companies, over which the Company exercises a significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

The Company discontinues the equity method of accounting for investments when the Company's share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended. Differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are amortized over five years using the straight-line method, and the amortization is charged to current operations.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. Unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated considering the percentage of ownership.

Foreign currency financial statements of equity method investees are translated into Korean won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders' equity.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of the accounts.

Inventories
Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for inventories-in-transit which is determined using the specific identification method. If the net realizable value of inventory is less than its cost, a contra inventory account representing the valuation loss, is presented to reduce the inventory to its net realizable value. The said valuation loss is recorded as cost of sales. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals which enhance the value of the assets over their most recently appraised value are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely, and recognizes an impairment loss when the carrying value of an asset exceeds the value of its future economic benefits. The carrying value of the impaired assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Lease Transactions
Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a term longer than 75% of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term amounting to more than 90% of the fair value of the leased property, are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Research and Development Costs
Research costs are expensed as incurred. Development costs directly relating to a new technology or new products, for which the estimated future benefits are probable, are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are not estimated to be recoverable, they are written-down to their net realizable value.

Intangible Assets
Intangible assets are stated at acquisition cost, net of accumulated amortization. Acquisition cost is the total of the production or purchase cost and other incidental expenses. Amortization is computed using the straight-line method over the estimated useful lives.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely. An impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Goodwill is stated at the amount in excess of the price paid over the acquired company's net book value. Amortization is computed using the straight-line method over five to ten years.

Borrowing Costs
Interest and other financial costs incurred on borrowings used to acquire property, plant and equipment, intangible assets and investments are all charged to expense as incurred.

Discounts (Premiums) on Debentures
Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock
Treasury stock are stated at cost and recorded as a capital adjustment in shareholders' equity. Gain on disposal of treasury stock is recorded as a capital surplus. Any loss on disposal of treasury stock is offset against prior gains on disposal of treasury stock included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty
The Company provides warranties against product defects for a specified period of time after sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying consolidated balance sheets as a product warranty reserve.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum severance payment upon termination of their employment with LGE and its domestic subsidiaries, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees upon their retirement.

Overseas subsidiaries accrue employees' retirement benefits according to the local regulations in which they operate.

Convertible Bonds
The Company recorded a premium for conversion rights as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. The Company offset conversion rights adjustment by the face value of convertible bonds and add call premium to the face value of convertible bonds.

Long-Term Accounts Receivable and Payable
Long-term accounts receivable or payable arising from long-term contracts are recorded at the net present value of future cash flows, calculated using the effective interest rate at the time of the contract execution. The difference between the nominal value and the present value of these accounts receivable or payable is amortized over the contract period using the effective interest rate method. The resulting amortization is recognized as interest income or expense.

Government grants
The Company recognizes government grants, which are to be repaid, as liabilities. The government grants, which are intended to be used for the acquisition of certain assets, are deducted from the cost of the acquired assets. Before the acquisition of the assets specified by the grant, the amounts are recognized as a deduction from the account under which the asset to be acquired is to be recorded, or from the other assets acquired as a temporary investment of the grant received.

The government grants, contributed to compensate for specific expenses, are offset against the related expenses. Other government grants, for which the use or purpose is not specified, are recorded as gains from assets contributed, and are recognized in current operations.

Income Taxes
The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are recognized to the extent that it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

Sale of Accounts and Notes Receivable
The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as a sale of the receivables, if the rights and obligations relating to the receivables are substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date (₩1,043.8 : US$1 as of December 31, 2004 and ₩1,197.8 : US$1 as of December 31, 2003), and resulting translation gains or losses are recognized in current operations.

Translation of Foreign Currency Financial Statements
Foreign currency financial statements of consolidated subsidiaries are translated into Korean won using the exchange rates in effect at the balance sheet date for assets and liabilities, historical exchange rate at the date of transaction for shareholder's equity, and average monthly exchange rates for income and expenses. Any resulting translation gain or loss is included in shareholders' equity.

Derivative Financial Instruments

The Company utilizes several derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure resulting from fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustments account and recorded in current operations in the period when the underlying transactions have an effect on operations.

3. Financial Instuments

As of December 31, 2004, short-term financial instruments of ₩ 173,869 million (2003 : ₩6,749 million), and long-term financial instruments of ₩18,002 million (2003 : ₩9,713 million) are deposited in connection with maintaining checking accounts, various short-term borrowings and long-term debt, and research and development projects funded by the government. The withdrawal of these financial instruments is restricted (Note 11).

4. Short-term investments

Short-term investments as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003
Available-for-sale securities	₩ 119,149	₩ 57,838
Trading securities (money market fund)	3,188	7,914
	₩ 122,337	₩ 65,752

Available-for-sale securities as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2004	2004			2003		
		Acquisition cost	Fair value	Carrying value	Acquisition cost	Fair value	Carrying value
Beneficiary certificates [1]	-	₩ -	₩ -	₩ -	₩ 50,000	₩ 50,000	₩ 50,000
Commercial papers issued by LG Card Co., Ltd [2]	-	149,169	119,115	119,115	-	-	-
Others		34	34	34	6,674	7,838	7,838
		₩149,203	₩119,149	₩119,149	₩ 56,674	₩ 57,838	₩ 57,838

[1] During 2004, the Company sold all the beneficiary certificates including corporate bonds and commercial papers issued by LG Card Co., Ltd.

[2] As approved by the Board of Directors in 2004, the Company purchased LG Card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩200,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. The commercial papers amounting to ₩149,169 million classified as short-term investments are scheduled to be collected before December 31, 2005. The remaining commercial papers amounting to ₩50,831 million were converted into equity of LG Card, and are classified as long-term investment securities (Note 7).

5. Receivables

Receivables, including trade accounts and notes receivable, as of December 31, 2004 and 2003, consist of the following:

	2004				2003			
(in millions of Korean won)	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
Trade accounts and notes receivable	₩ 4,529,468	₩ 182,439	₩ -	₩ 4,347,029	₩ 4,905,568	₩ 212,751	₩ 2,904	₩ 4,689,913
Short-term loans	33,448	11,832	-	21,616	86,476	10	-	86,466
Other accounts receivable	1,042,470	19,051	1,176	1,022,243	386,320	16,416	-	369,904
Accrued income	26,478	245	-	26,233	231,636	416	-	231,220
Advances	102,605	9,535	-	93,070	124,410	9,520	-	114,890
Long-term loans	82,031	522	-	81,509	70,288	21,815	-	48,473
	₩5,816,500	₩223,624	₩1,176	₩5,591,700	₩5,804,698	₩260,928	₩2,904	₩5,540,866

6. Inventories

Inventories as of December 31, 2004 and 2003, consist of the following:

	2004			2003
(in millions of Korean won)	Acquisition cost	Inventory valuation allowance	Carrying value	Carrying value
Merchandise and finished products	₩ 3,640,375	₩ (64,734)	₩ 3,575,641	₩ 2,871,211
Work-in-process	522,480	(4,003)	518,477	476,014
Raw materials and supplies	1,583,261	(11,222)	1,572,039	1,307,857
Other	125,039	(589)	124,450	83,383
	₩ 5,871,155	₩ (80,548)	₩ 5,790,607	₩ 4,738,465

7. Investment Securities

Investment securities as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004	2003
Available-for-sale securities	₩ 89,958	₩ 272,680
Held-to-maturity securities	1,835	1,028
	₩ 91,793	₩ 273,708

Available-for-sale securities as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2004	2004 Acquisition cost	2004 Net asset value/Market value	2004 Carrying value	2003 Acquisition cost	2003 Net asset value/Market value	2003 Carrying value
Marketable equity securities							
KT Corp. [3]	-	₩ -	₩ -	₩ -	₩127,441	₩105,257	₩105,257
LG Investment & Securities Co., Ltd. [5]	-	-	-	-	262,432	84,498	84,498
Nara Mold & Die Co., Ltd.	12.34	812	2,918	2,918	812	2,999	2,999
Voiceware Co., Ltd. [7]	3.02	142	604	604	206	1,363	1,363
Jindoo Network Inc. [6]	8.83	318	1,568	1,568	-	-	-
Vodavi Technology Inc.	19.86	2,928	6,761	6,761	2,928	5,992	5,992
Hutchison Telephone Company Limited [4]	0.09	3,462	3,622	3,622	-	-	-
Others	-	500	280	280	501	787	787
		8,162	15,753	15,753	394,320	200,896	200,896
Non-marketable equity securities							
Domestic companies							
Innopla Co., Ltd.	19.90	245	854	245	245	555	245
Castec Korea Co., Ltd.	5.00	182	859	182	182	489	182
Korea Information Certificate Authority Inc.	9.35	1,852	1,230	1,852	1,852	1,695	1,852
Association of Electronics Environment	36.04	4,698	4,309	4,698	4,349	1,795	4,349
Megaround Co., Ltd. [6]	-	-	-	-	318	315	318
Temco, Inc.	13.04	1,200	1,200	1,200	1,200	1,200	1,200
Manager Society, Inc.	3.70	200	14	200	200	200	200
Thermo Metrix Technology [7]	-	-	-	-	158	158	158
Silicon Works	12.00	501	504	501	501	501	501
LG fund for small and medium Enterprises [4]	50.00	2,500	2,435	2,500	-	-	-
TU Media Corporation	4.74	6,500	5,765	6,500	6,500	6,500	6,500
Standard Lazer System Co., Ltd. [1]	1.54	250	-	-	250	250	250
Digital World Corporation	1.27	180	180	180	180	180	180
Newco Display Inc.	10.00	400	400	400	400	400	400
Eron Technologies Corporation	0.37	138	138	138	138	138	138
Korean Defense Industry Development Association	-	-	-	-	3,171	3,171	3,171
Others	-	21,105	12,034	14,068	20,296	9,899	19,838
Overseas companies							
Gemfire Corp. [7]	-	-	-	-	1,835	-	-
Neopoint Inc. [1]	16.62	1,604	-	-	1,604	-	-
E2OPEN.COM [1]	3.64	15,694	-	-	15,694	1,899	15,694
COMMIT Incorporated	13.47	4,990	4,990	4,990	4,990	4,990	4,990
SUNPOWER.INC	10.35	1,257	231	1,257	1,257	258	1,257
G.S. Mexicana S.A DE C.V.	-	-	-	-	104	104	104
CMEA II Venture Fund	8.66	3,966	1,144	1,234	1,154	1,154	1,154
Caspian Bank	1.80	1,044	1,044	1,044	1,198	1,198	1,198
Others	-	7,597	5,169	5,169	4,544	2,705	4,544
		76,103	42,500	46,358	72,320	39,754	68,423
Debt securities							
Bonds issued by the government		27	27	27	1,157	1,157	1,157
Convertible bonds issued by NeoDis Co., Ltd.		2,204	2,204	2,204	2,204	2,204	2,204
Commercial Papers issued by LG Card Co., Ltd. [2]		50,831	25,416	25,416	-	-	-
Others		500	200	200	-	-	-
		53,562	27,847	27,847	3,361	3,361	3,361
		₩ 137,827	₩ 86,100	₩ 89,958	₩ 470,001	₩ 244,011	₩272,680

[1] Carrying value was fully written down due to the negative net book value or bankruptcy of the investee company as of December 31, 2004.

[2] As approved by the Board of Directors in 2004, the Company purchased LG Card Co., Ltd. (LG Card)'s commercial papers with a face value of ₩200,000 million as part of the fulfillment of LG Card's business normalization agreement with the creditor financial institutions. Upon the agreement with the creditors, the commercial papers of ₩50,831 million, classified as long-term investment securities, were converted into equity of LG Card and the remaining commercial papers amounting to ₩149,169 million , classified as short-term investments, are scheduled to be collected within December 31, 2005. The Company recognized an impairment loss of ₩55,212 million on the said commercial papers for the year ended December 31, 2004 (Note 4).

[3] During 2004, the Company disposed of all the shares of KT Corp., resulting in a loss of ₩18,697 million.

[4] During 2004, the Company newly purchased the investments.

[5] As per the resolution of the Board of Directors, the Company entrusted its disposal and voting rights for the 10,180,531 shares of the common stock of LG Investment & Securities Co., Ltd. to Woori Bank, the representative of the creditor banks, as a part of the business normalization plan of LG Card. In April 2004, in accordance with the business normalization plan, Korea Development Bank exercised its preemptive right to purchase the shares of LG Investment & Securities Co., Ltd. Accordingly, the Company disposed of all its 10,180,531 shares, resulting in a loss from disposal of investment securities of ₩51,696 million.

[6] During 2004, all the investment in Megaround Co., Ltd. were exchanged to investment in Jindoo Network Inc. marketable security because Megaround Co., Ltd. was merged with Jindoo Network Inc. Gain on valuation of investment in Jindoo Network Inc. amounting to ₩1,250 million was recorded as capital adjustments.

[7] During 2004, the Company disposed of the investments, resulting in gain on disposal of investment securities of ₩487 million.

Held-to-maturity securities as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004	2003
Subordinated bonds of ABN-AMRO ABCP	₩ 807	₩ -
Bonds issued by the government	1,028	1,028
	₩ 1,835	₩ 1,028

The annual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities as of December 31, 2004, are as follows:

(in millions of Korean won)	2004	
Maturity	**Available-for-sale securities**	**Held-to-maturity securities**
One year or less[1]	₩ 119,115	₩ -
Over one year to five years	2,231	1,791
Over five years to ten years	-	44
	₩ 121,346	₩ 1,835

[1] These are classified as short-term investments (Note 4).

The details of changes in accumulated gains (losses) on valuation of available-for-sale securities as recorded as capital adjustments for the year ended December 31, 2004, are as follows:

(in millions of Korean won)	January 1, 2004	Gain (loss)	Disposal	December 31, 2004
KT Corp.	₩ (22,184)	₩ -	₩ (22,184)	₩ -
Nara Mold & Die Co., Ltd.	2,187	(80)	-	2,107
Voiceware Co., Ltd.	1,157	(473)	222	462
Jindoo Network Inc.	-	1,250	-	1,250
LG Investment & Securities Co., Ltd.	(75,994)	23,534	(52,460)	-
Vodavi Technology Inc.	3,063	770	-	3,833
Hutchison Telephone Company Limited	-	160	-	160
E2OPEN.COM	-	(15,190)	(15,190)	-
Others	269	(220)	269	(220)
Bonds issued by the government	(241)	-	(241)	-
	₩ (91,743)	₩ 9,751	₩ (89,584)	₩ 7,592

8. Equity Method Investments

Equity method investments as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	Percentage of ownership (%) at December 31, 2004	2004 Acquisition cost	2004 Net asset value	2004 Carrying value	2003 Acquisition cost	2003 Net asset value	2003 Carrying value
Domestic companies							
LG Sports Ltd. [7]	-	₩ -	₩ -	₩ -	₩ 1,404	₩ 1,204	₩ 1,204
Hankuk Electric Glass Co., Ltd. [6]	20.00	119,282	140,549	125,082	-	-	-
LG IBM PC Co., Ltd. [8]	49.00	11,907	16,689	16,522	11,907	17,739	14,548
Hi Business Logistics [9]	-	-	-	-	4,500	4,500	4,500
Overseas companies							
Goldstar Electronics Thailand Co., Ltd. (G.S.T.) [2]	49.00	36	36	36	36	36	36
Hitachi-LG Data Storage Inc. (HLDS)	49.00	7,684	22,350	30,823	7,684	30,576	33,007
LG Electronics Austria GmbH (LGEAG) [2]	100.00	116	116	116	116	116	116
LG Electronics Argentina S.A. (LGEAR) [1, 3]	100.00	7,410	-	-	7,410	-	-
LG Electronics Design Tech, Ltd. (LGEDT) [2]	100.00	1,002	1,002	1,002	1,002	1,002	1,002
LG Electronics Middle East Co., Ltd. (LGEME) [2]	100.00	462	462	462	462	462	462
LG Electronics (M) SDN.BHD (LGEML) [2, 4]	100.00	7,869	7,869	7,869	11	11	11
LG.Philips Displays Holding B.V. [4]	50.00	1,509,997	129,524	147,345	1,222,322	-	-
Triveni Digital Inc. [2]	100.00	899	899	899	899	899	899
LG Electronics Ukraine Co., Ltd. (LGEUR) [2]	100.00	1,041	1,041	1,041	1,041	1,041	1,041
Electromagnetica Goldstar S.R.L. [2]	50.00	508	508	508	508	508	508
Vietnam Korea Exchange, Ltd. (V.K.X.)	40.00	1,736	2,040	2,064	1,736	2,316	2,328
LG-TOPS [3]	40.00	2,699	902	930	-	-	-
SLD Telecom Pte. Ltd. [4]	42.74	68,487	51,711	52,279	29,001	25,190	25,190
LG Electonics Nature (Hangzhou) Recording Media Co., Ltd. (LGEHN) [9]	-	-	-	-	3,036	3,036	3,036
Goldstar Mobilecomm France SASU (LGEMF) [5]	100.00	5,621	5,621	5,621	-	-	-
LG Electronics RUS, LLC (LGERA) [5]	100.00	5,411	5,411	5,411	-	-	-
		₩ 1,752,167	₩ 386,730	₩ 398,010	₩1,293,075	₩ 88,636	₩ 87,888

[1] Equity method of accounting has been suspended due to an accumulated loss on the investment.

[2] Investments in small-sized subsidiaries and affiliates whose total assets as of the previous year end amounted to less than ₩7,000 million, or which have just been established in the current period are stated at cost, in accordance with accounting principles generally accepted in the Republic of Korea.

[3] The operations of these subsidiaries were suspended as of December 31, 2004. These were reclassified into a equity method investment security in 2004 from consolidated subsidiary in 2003.

[4] During 2004, the Company purchased additional shares of these subsidiaries.

[5] These subsidiaries were newly established during 2004.

[6] The Company newly purchased the shares of these subsidiaries during 2004.

[7] During 2004, the Company disposed of all the shares of LG Sports Ltd., resulting in a loss amounting to ₩598 million.

[8] The Company and IBM Korea Inc. divided their joint venture company, LG IBM PC Co., Ltd. and on January 1, 2005 the Company merged with a portion of the PC division from the joint venture.

[9] It was reclassified into a consolidated subsidiary in 2004 from equity method investment security in 2003.

For the year ended December 31, 2004, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

(in millions of Korean won)	January 1, 2004	Addition	Amortization	December 31, 2004
Domestic companies				
Hankuk Electric Glass Co., Ltd.	₩ -	₩ (17,010)	₩ 3,402	₩ (13,608)
Overseas companies				
Hitachi-LG Data Storage Inc. (HLDS)	76	(16)	(30)	30
LG.Philips Displays Holding B.V.	(125,599)	8,304	46,918	(70,377)
Vietnam Korea Exchange, Ltd. (V.K.X.)	99	(25)	(49)	25
SLD Telecom Pte. Ltd.	-	847	(144)	703
	(125,424)	9,110	46,695	(69,619)
	₩ (125,424)	₩ (7,900)	₩ 50,097	₩ (83,227)

For the year ended December 31, 2003, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership in the net book value of the investee are as follows:

(in millions of Korean won)	January 1, 2003	Addition	Amortization	December 31, 2003
Domestic companies				
LG Sports Ltd.	₩ -	₩ (2)	₩ 2	₩ -
LG Investment & Securities Co., Ltd.	25,571	(25,571)	-	-
	25,571	(25,573)	2	-
Overseas companies				
Hitachi-LG Data Storage Inc. (HLDS)	106	-	(30)	76
LG.Philips Displays Holding B.V.	(175,839)	-	50,240	(125,599)
Vietnam Korea Exchange, Ltd. (V.K.X.)	124	-	(25)	99
	(175,609)	-	50,185	(125,424)
	₩ (150,038)	₩ (25,573)	₩ 50,187	₩ (125,424)

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2004, are as follows:

(in millions of Korean won)	January 1, 2004	Equity in earnings (losses) of affiliates, net	Others	December 31, 2004
Domestic companies				
LG Sports Ltd.	₩ 1,204	₩ 34	₩ (1,238)	₩ -
Hankuk Electric Glass Co., Ltd.	-	7,301	117,781	125,082
LG IBM PC Co., Ltd.	14,548	6,376	(4,402)	16,522
Hi Business Logistics (formerly Hi Logistics System (HLS))	4,500	-	(4,500)	-
	20,252	13,711	107,641	141,604
Overseas companies				
Goldstar Electronics Thailand Co., Ltd. (G.S.T.)	36	-	-	36
Hitachi-LG Data Storage Inc. (HLDS)	33,007	5,342	(7,526)	30,823
LG Electronics Austria GmbH (LGEAG)	116	-	-	116
LG Electronics Design Tech, Ltd.(LGEDT)	1,002	-	-	1,002
LG Electronics Middle East Co., Ltd. (LGEME)	462	-	-	462
LG Electronics (M) SDN.BHD (LGEML)	11	-	7,858	7,869
LG.Philips Displays Holding B.V.	-	(121,800)	269,145	147,345
LG Electronics Ukraine Co., Ltd. (LGEUR)	1,041	-	-	1,041
Vietnam Korea Exchange, Ltd. (V.K.X.)	2,328	18	(282)	2,064
LG-TOPS	-	23	907	930
Electromagnetica Goldstar S.R.L.	508	-	-	508
SLD Telecom Pte. Ltd.	25,190	(3,591)	30,680	52,279
Triveni Digital Inc.	899	-	-	899
Goldstar Mobilecomm France SASU (LGEMF)	-	-	5,621	5,621
LG Electronics RUS, LLC (LGERA)	-	-	5,411	5,411
LG Electonics Nature (Hangzhou) Recording Media Co., Ltd.(LGEHN)	3,036	-	(3,036)	-
	67,636	(120,008)	308,778	256,406
	₩ 87,888	₩ (106,297)	₩ 416,419	₩ 398,010

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2003, are as follows:

(in millions of Korean won)	January 1, 2003	Equity in earnings (losses) of affiliates, net	Others	December 31, 2003
Domestic companies				
LG Sports Ltd.	₩ -	₩ 464	₩ 740	₩ 1,204
LG Investment & Securities Co., Ltd.	145,270	-	(145,270)	-
LG IBM PC Co., Ltd.	15,133	4,078	(4,663)	14,548
Hi Business Logistics (formerly Hi Logistics System (HLS))	-	-	4,500	4,500
LG Micron Ltd.	60,999	2,346	(63,345)	-
	221,402	6,888	(208,038)	20,252
Overseas companies				
Goldstar Electronics Thailand Co., Ltd. (G.S.T.)	36	-	-	36
Hitachi-LG Data Storage Inc. (HLDS)	18,094	12,713	2,200	33,007
LG Electronics Austria GmbH (LGEAG)	116	-	-	116
LG Electronics Design Tech, Ltd.(LGEDT)	1,002	-	-	1,002
LG Electronics Hellas S.A. (LGEHS)	6,063	-	(6,063)	-
LG Electronics Middle East Co., Ltd. (LGEME)	462	-	-	462
LG Electronics (M) SDN.BHD (LGEML)	11	-	-	11
LG.Philips Displays Holding B.V.	569,710	(592,144)	22,434	-
Triveni Digital Inc.	899	-	-	899
LG Electronics Russia Inc.(LGERI)	391	-	(391)	-
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	824	-	(824)	-
LG Electronics Ukraine Co., Ltd. (LGEUR)	1,041	-	-	1,041
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd.	9,669	-	(9,669)	-
LG Soft India PVT, Ltd. (LGSI)	2,920	-	(2,920)	-
Electromagnetica Goldstar S.R.L.	508	-	-	508
LG (Yantai) Information & Communication Technology Co., Ltd	2,720	-	(2,720)	-
EIC Properties PTE, Ltd.	8,618	-	(8,618)	-
Vietnam Korea Exchange, Ltd. (V.K.X.)	2,316	43	(31)	2,328
SLD Telecom Pte. Ltd.	10,042	(3,811)	18,959	25,190
COMMIT Incorporated	4,990	-	(4,990)	-
Chemicals and Materials Enterprise Associates II,L.P	2,855	-	(2,855)	-
Athena Venture Fund II LP	4,379	-	(4,379)	-
LG Electonics Nature (Hangzhou) Recording Media Co., Ltd.(LGEHN)	-	-	3,036	3,036
	647,666	(583,199)	3,169	67,636
	₩ 869,068	₩ (576,311)	₩ (204,869)	₩ 87,888

As per the resolution of the Board of Directors in July 2004, the Company invested ₩289,125 million (equivalent to US$ 250 million) in LG Electronics Wales Ltd. ("LGEWA") which, in turn, invested to its subsidiary, LG.Philips Displays Holding B.V. ("LPD") according to an agreement with the LPD's creditor financial institutions. The other conditions in the said agreement included the deferment of loan repayment and the reduction in the interest rate of the said loan. Further, the Company revoked previous guarantee for LPD and provided the new guarantee of ₩ 57,825 million (equivalent to US$50 million).

9. Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2004, are as follows:

(in millions of Korean won)	Land	Buildings	Structures	Machinery and equipment	Vehicles	Tools	Others[1]	Construction -in-progress	Total
Balance as of January 1, 2004	₩ 992,209	₩ 2,061,763	₩218,440	₩ 3,356,521	₩ 23,341	₩ 526,503	₩ 429,810	₩1,320,301	₩ 8,928,888
Acquisitions and capital expenditure	10,047	135,723	14,480	399,327	12,943	308,066	233,953	4,609,591	5,724,130
Transfer-in (out)	225,069	615,331	9,460	2,817,267	1,617	42,827	36,060	(3,766,972)	(19,341)
Disposals	(39,594)	(44,296)	(3,888)	(57,194)	(3,268)	(114,755)	(9,964)	(18,680)	(291,639)
Depreciation	-	(98,861)	(14,700)	(1,499,558)	(8,390)	(183,671)	(167,852)	-	(1,973,032)
Others[2]	100,020	(146,080)	(16,049)	(40,509)	(3,571)	(27,476)	(65,969)	148,155	(51,479)
Balance as of December 31, 2004	₩1,287,751	₩ 2,523,580	₩207,743	₩ 4,975,854	₩ 22,672	₩ 551,494	₩ 456,038	₩2,292,395	₩12,317,527
Accumulated depreciation as of December 31, 2004	₩ -	₩ (409,693)	₩(70,859)	₩ (5,480,332)	₩(23,658)	₩(473,720)	₩ (562,138)	₩ -	₩(7,020,400)

Changes in property, plant and equipment for the year ended December 31, 2003 are as follows:

(in millions of Korean won)	Land	Buildings	Structures	Machinery and equipment	Vehicles	Tools	Others	Construction -in-progress	Total
Balance as of. January 1, 2003	₩ 940,788	₩ 1,713,758	₩ 188,418	₩ 2,544,766	₩ 18,567	₩ 474,452	₩ 703,124	₩ 809,350	₩ 7,393,223
Acquisitions and capital expenditure	48,487	130,776	14,414	358,141	11,887	342,268	663,281	1,710,429	3,279,683
Transfer-in (out)	10,220	165,624	25,786	1,631,402	376	51,809	(828,389)	(1,146,943)	(90,115)
Disposals	(10,943)	(32,576)	(2,206)	(39,953)	(1,137)	(139,314)	(9,209)	(775)	(236,113)
Depreciation	-	(78,253)	(14,023)	(1,175,666)	(7,143)	(172,631)	(154,835)	-	(1,602,551)
Others[2]	3,657	162,434	6,051	37,831	791	(30,081)	55,838	(51,760)	184,761
Balance as of December 31, 2003	₩ 992,209	₩ 2,061,763	₩ 218,440	₩ 3,356,521	₩ 23,341	₩ 526,503	₩ 429,810	₩ 1,320,301	₩ 8,928,888
Accumulated depreciation as of December 31, 2003	₩ -	₩ (364,218)	₩(63,433)	₩ (4,395,854)	₩(27,785)	₩467,173)	₩ (495,150)	₩ -	₩(5,813,613)

[1] During 2004, the Company reclassified machinery and equipment in transit from 'others' to construction-in-progress. As of January 1, 2004, 'others' included machinery and equipment in transit amounting to ₩41,109 million.

[2] This includes changes in consolidated subsidiaries and changes resulting from translation of foreign currency financial statements.

As of December 31, 2004, the value of the Company's land located in Korea, as determined by the local government in Korea for property tax assessment purpose, approximates ₩1,100,277 million (2003 : ₩843,134 million).

10. Intangible Assets

Changes in intangible assets for the year ended December 31, 2004, are as follows:

(in millions of Korean won)	Goodwill	Negative goodwill	Industrial property rights	Development costs	Other intangible assets	Total
Balance as of January 1, 2004	₩ 285,975	₩ (1,820)	₩ 387,443	₩ 140,009	₩ 151,358	₩ 962,965
Additions	753	-	33,023	2,109	33,385	69,270
Disposals	(728)	-	(199)	(1,529)	(2,447)	(4,903)
Amortization	(40,153)	1,453	(88,453)	(65,364)	(39,593)	(232,110)
Impairment [1]	-	-	(38,105)	-	-	(38,105)
Others [2]	-	-	26,979	172	(48,313)	(21,162)
Balance as of December 31, 2004	₩ 245,847	₩ (367)	₩ 320,688	₩ 75,397	₩ 94,390	₩ 735,955

Changes in intangible assets for the year ended December 31, 2003, were as follows:

(in millions of Korean won)	Goodwill	Negative goodwill	Industrial property rights	Development costs	Other intangible assets	Total
Balance as of January 1, 2003	₩334,055	₩ (11,813)	₩417,027	₩189,744	₩137,853	₩1,066,866
Additions	873	-	54,399	7,012	56,455	118,739
Disposals	(261)	-	-	-	(21)	(282)
Amortization	(40,241)	9,993	(86,806)	(75,819)	(32,058)	(224,931)
Others [2]	(8,451)	-	2,823	19,072	(10,871)	2,573
Balance as of December 31, 2003	₩285,975	₩ (1,820)	₩387,443	₩140,009	₩151,358	₩ 962,965

[1] The Company recognized impairment losses on intangible assets due to expiration of industrial property rights.

[2] This includes changes in consolidated subsidiaries and changes resulting from translation of foreign currency financial statements.

Amortization of intangible assets amounting to ₩232,110 million for the year ended December 31, 2004 (2003: ₩224,931 million), were classified as manufacturing costs and selling and administrative expenses.

Significant intangible assets as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003	Remaining years of amortization
Goodwill	₩ 215,017	₩ 254,399	six years
Industrial property rights	197,067	311,531	one to six years

As a result of LG Electronics Investment Ltd. (formerly LG Electronics Inc., now merged into LG Corp.)'s merger with LG Information & Communications, Ltd. in September 2000, LG Electronics Investment Ltd. recognized goodwill amounting to ₩393,820 million and acquired industrial property rights amounting to ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to LGE. Related amortization expenses of goodwill and industrial property rights approximate ₩ 39,382 million and ₩ 76,359 million, respectively, for the year ended December 31, 2004.

Research and development costs incurred for the years ended December 31, 2004 and 2003 were accounted for as follows:

(in millions of Korean won)	2004	2003
Expensed	₩ 1,541,102	₩ 1,088,790
Development costs capitalized	2,109	7,012
	₩ 1,543,211	₩ 1,095,802

11. Pledged Assets

A certain portion of property, plant and equipment as of December 31, 2004, is pledged as collateral for various loans from banks up to a maximum won equivalent amount of approximately ₩ 1,085,605 million (Notes 13 and 14). The said amount as of December 31, 2004, includes the equivalent of US$102 million, JP￥150 million and EUR360 million. In addition, a portion of trade accounts and notes receivable, short-term and long-term financial instruments, and inventories as of December 31, 2004, is pledged as collateral for L/C opening and factoring contracts.

12. Insured Assets

As of December 31, 2004, property, plant and equipment, other than land and certain construction in-progress, and inventories are insured against fire and other casualty losses up to approximately ₩52,390,301 million. In addition, the Company is insured against loss arising from the transportation of goods up to approximately ₩2,319,921 million.

13. Short-Term Borrowings and Current Maturities of Long-term Debts

Short-term borrowings as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	Annual interest rate (%) at December 31, 2004	2004	2003
Bank overdrafts	1.1 ~ 12.5	₩ 133,453	₩ -
General term loans [1]	CD+0.8, 5.22 ~ 20.6	44,510	147,950
Foreign currency loans	1.68 ~ 8.25	5,011,766	3,833,525
Commercial papers	3.68 ~ 5.70	120,500	169,318
Others	4.0 ~ 5.75	552,167	34,526
		₩ 5,862,396	₩ 4,185,319

[1] CD represents the annual interest rate for certificates of deposits.

See Note 11 for collateral arrangements on the above borrowings.

Current maturities of long-term debts as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	2004	2003
Debentures	₩ 909,137	₩ 1,455,087
Discount on debentures	(5,012)	(2,961)
Long-term debt	110,504	74,160
	₩1,014,629	₩ 1,526,286

14. Debentures, Convertible Bonds and Long-Term Debts

Debentures and convertible bonds as of December 31, 2004 and 2003, consists of the following:

(in millions of Korean won)	Annual interest rate (%) at December 31, 2004	2004	2003
Debentures			
Public, guaranteed payable through 2005	-	₩ -	₩ 1,000
Private, non-guaranteed payable through 2006	5.7~9.35	136,000	316,000
Public, non-guaranteed payable through 2009	4.00 ~ 7.00	2,231,000	90,000
Public, non-guaranteed payable through 2009	3.5 ~ 6.0	1,350,000	3,140,000
Floating rate notes of US $996 million through 2007	3M Libor+0.6 ~ 1.9		
(2003 : US $1,075 million and INR 160 million)	6M Libor+0.5 ~ 1.25	1,034,992	1,290,071
		4,751,992	4,837,071
Convertible Bonds			
Zero coupon rate convertible bonds of US $287.5 million (2003:US $287.5 million), payable through 2006	-	339,796	339,796
Zero coupon rate convertible bonds of US $250 million (2003 : nil), payable through 2007	-	296,975	-
		636,771	339,796
		5,388,763	5,176,867
Less: Current maturities		(909,137)	(1,455,087)
Discount on debentures		(66,691)	(69,005)
Conversion rights adjustment		(49,508)	(13,840)
Premium for conversion rights		37,093	-
		₩ 4,400,520	₩ 3,638,935

The Company issued foreign currency convertible bonds in the Luxembourg Stock Exchange on August 11, 2003. The terms and conditions of issuance are as follows:

- Type of bonds: Public convertible bond
- Total face value of bonds: US$287.5 million (fixed exchange rate of ₩1,179.2: US$1)
- Date of issuance: August 11, 2003
- Terms and conditions for issuance of bonds
  - Coupon rate: 0%
  - Maturity: August 11, 2006
  - Call option: The Company holds the right to redeem the bonds at face value on or at any time after August 12, 2005, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days during the 30-day trading period ending on the redemption date.
  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at face value on the day after 18 months from the date of issuance.

- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 4,920,464 shares
  - Conversion price: ₩68,900 per share
  - Conversion period: September 12, 2003 through July 28, 2006

The Company issued foreign currency convertible bonds to Lehman Brothers Commercial Corporation on May 17, 2004. The terms and conditions of issuance are as follows:

- Type of bonds: Private convertible bond
- Total face value of bonds: US$250 million (fixed exchange rate of ₩1,181.5: US$1)
- Date of issuance: May 17, 2004
- Terms and conditions for issuance of bonds
  - Coupon rate: 0% , Effective interest rate to maturity: 3.96%
  - Maturity: May 17, 2007
  - The Company redeems the bonds at 112.49% of face value in a lump sum on the date of maturity.
  - Call option: The Company holds the right to redeem the bonds at 106.06% of face value any time between May 18, 2006 and 60 days before maturity, provided that the market value per share of common stock remains at least 115% of the conversion price for at least 20 consecutive trading days, ending on the date on which redemption notice is given.
  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at 106.06% of face value on the day after 18 months from the date of issuance.

- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 3,049,221 shares
  - Conversion price: ₩96,869 per share. The conversion price was adjusted upwards from ₩91,840 to ₩96,869 because the average closing price of the common shares of the Company on the 20 consecutive Korea Exchange business days preceding and including the second Korea Exchange business day prior to the day falling six months after the issue date is above ₩ 65,600.
  - Conversion period: May 18, 2005 through May 7, 2007

Long-term debts as of December 31, 2004 and 2003, consist of the following:

(in millions of Korean won)	Annual interest rate (%) at December 31, 2004	2004	2003
Won currency loans			
Shinhan Bank and others	3.59 -6.50	₩ 680	₩ 3,843
Hana Bank and others	6.27	20,000	20,000
Chohung Bank and others	5.00	14	68
Korea Development Bank and others	1.00 ~ 6.47	102,174	44,622
Export-Import Bank of Korea	5.9 ~ 6.1	117,800	58,700
Daegu Bank	5.8	10,000	-
		250,668	127,233
Foreign currency loans [1]			
Hong Kong and Shanghai Banking Corp.	3M LIBOR + 1.45	31,314	-
Woori Bank	3M LIBOR + 1.0	36,246	41,802
Kookmin Bank	6M LIBOR + 1.25	80,102	-
Korea Development Bank and others	3M Eulibor+1.75	213,749	-
Export-Import Bank of Korea	6M Libor+1.2 ~ 1.54	90,156	217,562
Banque Paribas	-	-	1,963
Societe Generale	-	-	2,505
Barclays Bank	-	-	59,770
ICBC and others	3.2 ~ 5.5	96,956	-
China Construction Bank	5.02	11,162	-
Bank of China	2.36 ~3.61	14,468	1,198
Others	2.29 ~ 13.00	321,500	201,956
		895,653	526,756
Less: Current maturities		(110,504)	(74,160)
		₩ 1,035,817	₩ 579,829

1 Representing US $ 429 million, EUR 144 million, CNY 651 million, GBP 42 million, MXN 578 million, THB 568 million and TRL 8,074,456 million (2003: $ 269 million, CNY 344 million, INR 3 million, GBP 12 million, MXN 787 million, THB 319 million, TRL 23,667,539 million and SGD 16 million).

See Note 11 for the related collateral arrangements for the Company's long-term debts.

The maturities of long-term debts as of December 31, 2004, are as follows:

(in millions of Korean won)

For the year ending December 31,	Debentures and convertible bonds	Long-term debt	Total
2006	₩ 2,045,531	₩ 256,575	₩ 2,302,106
2007	1,344,095	249,534	1,593,629
2008	340,000	279,284	619,284
2009	750,000	162,780	912,780
2010 and thereafter	-	87,644	87,644
	₩ 4,479,626	₩ 1,035,817	₩ 5,515,443

15. Leases

The Company has entered into various lease agreements for the rental of certain machinery and equipment. The Company accounts for these leases as operating leases under which lease payments are charged to expense as incurred.

As of December 31, 2004, future lease payments under operating lease agreements are as follows:

(in millions of Korean won)

For the year ending December 31,	Lease payments	
2005	₩	7,299
2006		5,613
2007		3,474
2008		2,967
2009 and thereafter		3,077
	₩	22,430

16. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004	2003
Beginning balance	₩ 686,052	₩ 600,109
Severance payments	(123,554)	(110,140)
Transfer-in from (transfer-out to) affiliated companies, net	8,841	8,085
Increase arising from changes in consolidated entities	-	11,438
Provisions	186,794	176,560
	758,133	686,052
Contribution to the National Pension Fund	(18,400)	(23,175)
Severance insurance deposits	(438,912)	(406,739)
	₩ 300,821	₩ 256,138

The severance benefits are funded at approximately 57.9%, (2003: 59.3%) as of December 31, 2004, through employee severance insurance plans with Kyobo Life Insurance Co, Ltd. and other life insurance companies. The amounts funded under employee severance insurance plans, or severance insurance deposits, are presented as a deduction from accrued severance benefits.

17. Commitments and Contingencies

As of December 31, 2004, the Company provided several notes and checks to financial institutions as collateral in relation to various borrowings and guarantees of indebtedness.

As of December 31, 2004, the Company was a party to various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of December 31, 2004, the Company has bank overdraft facility agreements with various banks amounting to ₩608,500 million. In addition, the Company has entered into a loan agreement with CitiBank Korea amounting to ₩35,000 million.

As of December 31, 2004, the Company has sales agreements for export trade receivables with various banks amounting to ₩6,533,718 million. As of December 31, 2004, the outstanding balance of domestic trade notes receivable and export trade accounts receivable sold at a discount to various financial institutions with recourse amounted to ₩ 1,512,954 million. The Company has corporate electronic settlement services contracts for collection of accounts receivable with various banks amounting to ₩190,000 million. In addition, the Company has note discounting agreements with various banks amounting to ₩35,000 million. The outstanding notes sold at discount of delivered to creditors, for which the Company is contingently liable upon the note issuers' default, amount to ₩3,934 million as of December 31, 2004.

As of December 31, 2004, the Company has corporate electronic settlement services contracts for payment of trade accounts payable with various banks amounting to ₩980,000 million.

As of December 31, 2004, the Company has sales contracts with several companies, the undelivered portions of which amounted to approximately ₩6,438 million for KT Corp., ₩1,519 million for Hanarotelecom Inc., ₩45,543 million for Public Telecommunication Corporation and others in Yemen.

As of December 31, 2004, the Company is contingently liable for guarantees approximating ₩55,843 million on indebtedness of the other company including equity method investees, and has received guarantees approximating ₩45,459 million from various financial institutions for the tax payment of the Company (Note 25). As of December 31, 2004, the Company received guarantees amounting to ₩148,778 million in relation to the contracts.

As of December 31, 2004, LG.Philips LCD Co., Ltd., a subsidiary, has a revolving credit facility agreement with Shinhan Bank and Hana Bank totaling ₩200,000 million. In September 2004, LG.Philips LCD Co., Ltd. entered into a five-year accounts receivable securitization program (the "Program") with a financial institution. The Program allows LG.Philips LCD Co., Ltd. to sell, on a revolving basis, an undivided interest up to US$300 million in eligible accounts receivables of four subsidiaries, namely, LG.Philips LCD America ("LPLA"), LG.Philips LCD Germany ("LPLG"), LG.Philips LCD Taiwan ("LPLT") and LG.Philips LCD Japan ("LPLJ"), while retaining a subordinated interest in a portion of the receivables. The eligible receivables of LPLA and LPLG are sold without legal recourse to third party conduits through LG. Philips LCD America Finance Corporation, a qualifying bankruptcy-remote special purpose entity, which is wholly owned by LPLA but is not consolidated for financial reporting purposes. The eligible receivables of LPLT and LPLJ are sold without legal recourse to third party conduits through ABN AMRO Taipei Branch and ABN AMRO Tokyo Branch, respectively.

As of December 31, 2004, the outstanding balance of securitized accounts receivable held by the third party conduits totaled ₩305,203 million, of which LG.Philips LCD Co., Ltd. subordinated retained interest was ₩59,324 million. Accordingly, ₩245,879 million of accounts receivable balances, net of applicable allowances, were removed from the consolidated balance sheet as of December 31, 2004. Losses including the loss on sale of receivables, various program and facility fees associated with the Program totaled approximately ₩3,906 million for the year ended December 31, 2004.

In order to reduce the impact of changes in exchange rates on future cash flows, LGE enters into foreign currency forward contracts. As of December 31, 2004, LGE has outstanding forward contracts with ABN-AMRO and others for selling US dollars amounting to US$ 198 million (contract rates: ₩1,035.70: US$ 1 ~ ₩1,180.30: US$ 1, contract due dates: January through July 2005). As of December 31, 2004, LGE has outstanding forward contracts with Societe General and others for selling Euro and buying US dollars amounting to EUR 37 million (contract rates: €1.2459: US$1~ €1.3436: US$1, contract due dates: January through March 2005). In addition, as of December 31, 2004, LGE has outstanding forward contracts with UFJ Bank and others for selling US dollars and buying Japanese yen amounting to US$ 75 million (contract rates: ¥ 102.84: US$1 ~ ¥107.08: US$1, contract due dates: January through March 2005). As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩11,097 million and ₩2,201 million, respectively, were charged to current operations for the year ended December 31, 2004.

In order to reduce the impact of changes in exchange rates, LGE has also entered into foreign currency option contracts. An unrealized valuation gain and loss amounting to ₩12,051 million and ₩1,422 million, respectively, were recorded for the year ended December 31, 2004.

A summary of the terms of outstanding currency option contracts as of December 31, 2004, is as follows:

Option type	Amount (in millions)	Exercise price	Contract due date
Put	US$160	₩1,035.0/US$ ~ ₩1,170.0/US$	January 4, 2005 through June 10, 2005
Call	US$150	₩1,053.1/US$ ~ ₩1,188.0/US$	January 4, 2005 through June 10, 2005

In order to reduce the impact of changes in interest rates and exchange rates, LGE has entered into a cross currency swap contract. An unrealized valuation gain of ₩31,568 million was charged to current operations for the year ended December 31, 2004.

A summary of the terms of the outstanding cross currency swap contract as of December 31, 2004, is as follows:

	Transaction amount		Annual interest rate (%)		
(in millions)	Receipts	Disbursement	Receipts	Disbursement	Maturity
Standard Chartered Bank	₩ 110,000	US$ 93	4.50%	3M Libor + 0.79%	November 7, 2005
Barclays Bank	117,150	100	5.00%	3M Libor +1.17%	February 26, 2007

As a result of the above derivatives contracts, a realized gain of ₩38,367 million and a realized loss of ₩12,716 million were recorded as a non-operating income and expense, respectively, for the year ended December 31, 2004.

LG.Philips LCD Co., Ltd., ("LG Philips LCD") a subsidiary, enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows LG Philips LCD to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.
As a result of foreign currency transactions, a gain and loss of ₩80,306 million and ₩51,597 million, respectively, were realized for the year ended December 31, 2004. LG.Philips LCD Co., Ltd. had outstanding forward contracts for buying Japanese yen, and Korean won amounting to ¥22,655 million, and ₩1,577,449 million, respectively, and for selling US dollars amounting to US$1,622 million. As a result of the above foreign currency contracts, LG.Philips LCD Co., Ltd. recorded unrealized gains and losses on outstanding foreign currency forward contracts of ₩123,585 million and ₩35 million, respectively. Unrealized gains and losses of ₩68,298 million and ₩35 million, respectively, were charged to current operations for the year ended December 31, 2004, because these contracts did not meet the requirements for a cash flow hedge. Unrealized gains amounting to ₩55,287 million were incurred relating to cash flow hedges from forecasted exports which were recorded as capital adjustments. The hedged forecasted transactions are expected to occur in 2005, and the aggregate amount of all deferred gains recorded in capital adjustments, which is expected to be realized as income within 12 months from December 31, 2004, is ₩55,287 million.

LG.Philips LCD Co., Ltd., a subsidiary, entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy.

A summary of these contracts as of December 31, 2004, follows:

(in millions)

Contracting party	Buying position	Selling position
HSBC	US$ 600	₩ 673,480

As of December 31, 2004, unrealized losses of ₩54,107 million were charged to current operations, because these contracts did not meet the requirements for hedge accounting for financial statement purposes.

As of December 31, 2004, nine overseas subsidiaries, including LG Electronics Mexico S.A. de C. V. (LGEMS), have foreign currency forward contracts for buying US dollars and Euro amounting to US$100 million and €11 million, respectively, in order to reduce the impact of changes in exchange rates on future cash flows from the purchase of raw materials and finished goods. As of December 31, 2004, LG Electronics Da Amazonia Ltda. (LGEAZ), an overseas subsidiary, has foreign currency swap contracts for buying US$11 million and selling BRL30 million in order to reduce the impact of changes in exchange rates on its future cash flows from borrowings and related interest expense.

As of December 31, 2004, the Company is named as a defendant in legal actions which were brought against the Company by AVS Corporation in Canada. In addition, the Company is named as the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company. Accordingly, no provision for potential losses arising from these claims is reflected in the accompanying consolidated financial statements.

18. Capital Stock

Capital stock as of December 31, 2004, is as follows:

	Number of shares issued	Par value per share	Millions of Korean won
Common stock	139,606,263	₩ 5,000	₩ 698,031
Preferred stock [1]	17,185,992	5,000	85,930
	156,792,255		₩ 783,961

As of December 31, 2004, the number of shares authorized is 600 million shares.

[1] The preferred shareholders have no voting rights and are entitled to non-participating and non-cumulative preferred dividends at a rate of one percentage point over those for common stock. This preferred dividend rate is not applicable to stock dividends.

19. Capital Surplus

Capital surplus as of December 31, 2004 and 2003, is as follows:

(in millions Korean won)	2004	2003
LGE's capital surplus		
Additional paid-in capital	₩ 1,876,153	₩ 1,876,153
Others	31,390	15,833
LGE's share in subsidiaries' and equity method investees' capital surplus	86,399	(168,928)
	₩ 1,993,942	₩ 1,723,058

As a result of the spin-off, on April 1, 2002, ₩1,876,153 million was recorded as capital surplus representing the difference between net assets transferred from LG Electronics Investment Ltd. amounting to ₩2,815,707 million, and ₩939,554 million, comprising of capital stock amounting to ₩783,961 million and capital adjustments transferred from LG Electronics Investment Ltd. amounting to ₩155,593 million.

As a result of the issuance of foreign currency convertible bonds in August 2003 and May 2004, a premium for conversion rights of ₩29,471 million was recorded as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights. In addition, as a result of disposal of treasury stock, gains on disposal of treasury stock of ₩1,919 million were recorded as a capital surplus.

20. Retained Earnings

Retained earnings as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004	2003
Legal reserve	₩ 35,403	₩ 15,743
Other reserves		
Reserve for improvement of financial structure	27,771	27,771
Reserve for research and manpower development	506,200	76,590
	569,374	120,104
Unappropriated retained earnings	1,691,807	754,704
	₩2,261,181	₩ 874,808

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

In accordance with the regulations regarding securities' issuance and disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until shareholders' equity equals 30% of total assets. This reserve is not available for the payment of dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

Pursuant to the Special Tax Treatment Control Law, the Company is allowed to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or reversed.

21. Capital Adjustments

Capital adjustments as of December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004	2003
Treasury stock	₩ (46,657)	₩ (8,977)
Loss on valuation of investments	(5,046)	(161,526)
Loss from disposal of treasury stock	-	(62)
Overseas operations translation credit	31,011	209,194
Gain on valuation of derivative financial instruments	24,643	-
	₩ 3,951	₩ 38,629

The Company has retained treasury stocks consisting of 793,208 shares (2003: 194,953 shares) of common stock and 4,680 shares (2003: 4,678 shares) of preferred stock as of December 31, 2004. The Company intends to either grant these treasury stocks to employees and directors as compensation, or to sell these in the future.

22. Income Tax Expense

Income tax expense for the years ended December 31, 2004 and 2003, consists of the following:

(in millions of Korean won)	2004	2003
Current income taxes	₩ 336,400	₩ 320,007
Deferred income taxes	42,737	(102,927)
Income taxes added to shareholders' equity	22,857	5,815
	₩ 401,994	₩ 222,895

Components of deferred income taxes as of December 31, 2004 and 2003, are as follows:

	Deferred income tax assets (liabilities)	
(in millions of Korean won)	2004	2003
Depreciation	₩ (30,800)	₩ 2,768
Bad debt expense	28,089	44,163
Product warranty reserve	45,161	36,576
Development costs	(10,089)	(21,470)
Equity method investments	(23,074)	266,193
Tax credits carried forward	262,057	115,820
Accrued expenses	113,320	41,006
Others	65,463	8,904
	450,127	493,960
Less : Valuation allowance	-	(1,096)
	₩ 450,127	₩ 492,864

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated net realizable value.

The statutory income tax rate, including resident tax surcharges, applicable to LGE and its domestic subsidiaries was approximately 29.7% in 2004 and 2003, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003. Deferred income tax assets were computed by applying the present tax rate of 29.7% for the temporary differences expected to be realized in 2004, and by applying the amended tax rate of 27.5% for the temporary differences expected to be realized in fiscal years beginning January 1, 2005 and thereafter, except for 29.7% for certain temporary differences expected to be filed as revision of the prior years' tax return in 2005.

As a result of tax adjustments and tax credits, effective tax rate of the Company for the year ended December 31, 2004 is approximately 13.8% (2003: 15.2%).

23. Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted-average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the year.

Basic earnings per share for the years ended December 31, 2004 and 2003 are calculated as follows:

(in millions of Korean won, except per share amounts)	2004	2003
Net income as reported on the statements of income	₩ 1,608,526	₩ 704,976
Less: Preferred stock dividends (Note 24)	(26,631)	(22,336)
Additional income available for dividends allocated to preferred stock	(151,297)	(55,779)
Net income allocated to common stock	1,430,598	626,861
Weighted-average number of common shares outstanding	139,016,745	139,357,190
Basic earnings per share (in won)	₩ 10,291	₩ 4,498

Basic ordinary income per share is identical to the basic earnings per share since there was no extraordinary gain or loss.

Diluted earnings per share is computed by dividing diluted net income, which is adjusted by adding back the after-tax amount of interest expense on any convertible debt and dividends on any convertible preferred stock, by the weighted-average number of common shares and diluted securities outstanding during the year. Diluted ordinary income per share is computed by dividing diluted ordinary income allocated to common stock, which is diluted net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares and diluted securities outstanding during the year.

Diluted earnings per share for the years ended December 31, 2004 and 2003, are calculated as follows:

(in millions of Korean won, except per share amounts)	2004	2003
Net income allocated to common stock	₩ 1,430,598	₩ 626,861
Add: Interest expense on convertible bonds, net of tax [1]	14,027	2,129
Diluted net income allocated to common stock	1,444,625	628,990
Weighted-average number of common shares and diluted securities outstanding	145,949,525	141,272,019
Diluted earnings per share (in won)	₩ 9,898	₩ 4,452

[1] This is computed based on the effective tax rate.

Diluted ordinary income per share is identical to the diluted earnings per share since there was no extraordinary gain or loss.

The diluted securities outstanding as of December 31, 2004, are as follows:

(in millions, except conversion price)

Diluted securities	Korean won equivalent	Conversion period	Number of shares of common stock to be issued	Conversion price
Foreign currency denominated convertible bonds of US$287.5 million, issued in 2003	₩339,796	September 12, 2003 through July 28, 2006	4,920,464 shares	₩68,900 per share
Foreign currency denominated convertible bonds of US$250 million, issued in 2004	₩296,975	May 18, 2005 through May 7, 2007	3,049,221 shares	₩96,869 per share

24. Dividends

Details of LGE's dividends declared for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003	
	Dividend ratio (%)	**Dividend amount**	**Dividend ratio (%)**	**Dividend amount**
Common stock	30%	₩ 208,220	25%	₩ 174,264
Preferred stock	31%	26,631	26%	22,336
		₩ 234,851		₩ 196,600

LGE's dividend payout ratio for the years ended December 31, 2004 and 2003, is computed as follows:

(in millions of Korean won, except for ratios)	**2004**	**2003**
Total dividends (A)	₩ 234,851	₩ 196,600
Net income of LGE (B)	1,545,954	662,824
Dividend payout ratio ((A)/(B))	15.19%	29.66%

LGE's dividend yield ratio for the years ended December 31, 2004 and 2003, is computed as follows:

(in Korean won)	2004		2003	
	Common stock	**Preferred stock**	**Common stock**	**Preferred stock**
Dividend per share (A)	₩ 1,500	₩ 1,550	₩ 1,250	₩ 1,300
Market price as of balance sheet date (B)	64,100	36,000	58,600	25,950
Dividend yield ratio ((A)/(B))	2.34%	4.31%	2.13%	5.01%

25. Transactions with Related Parties

Significant transactions which occurred in the ordinary course of business with subsidiaries and affiliated companies for the years ended December 31, 2004 and 2003, and the related account balances as of December 31, 2004 and 2003, are summarized as follows:

Transactions between LGE and its consolidated subsidiaries

(in millions of Korean won)	**2004**	**2003**
Receivables	₩ 3,476,905	₩ 2,650,146
Payables	370,345	430,995
Sales and other income	15,943,445	11,001,774
Purchases and other expenses	1,983,468	1,400,860
Guarantees	1,710,659	1,350,064

Transactions between consolidated subsidiaries

(in millions of Korean won)	**2004**	**2003**
Receivables and payables	₩ 2,044,054	₩ 1,550,579
Sales, purchases and others	9,960,351	7,349,975
Guarantees	211,451	59,551

Transactions between the Company and equity-method investees

(in millions of Korean won)	**2004**	**2003**
Receivables and payables	₩ 231,153	₩ 117,995
Sales, purchases and others	2,065,123	1,604,048
Guarantees	52,190	239,560

26. Segment Information

The Company has organized reportable business divisions comprising of the Digital Display & Media division, Digital Appliance division, Telecommunication Equipment & Handset division, LCD division and other business division. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business division.

The main products that each business division manufactures and sells are as follows:

Digital Display & Media division:	VCR, CD-ROM, Audio, TV, PDP and PC
Digital Appliance division:	Refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner
Telecommunication Equipment & Handset division:	CDMA handset, UMTS handset, wireless telephone,WLL handset, mobile telecommunication, transmitter, switchboard, keyphone system
LCD division:	TFT-LCD
Other business divisions:	Electronics components, spectrum analyzer, and others

Financial data by business division as of December 31, 2004 and 2003, and for the years ended December 31, 2004 and 2003, are as follows:

	2004		2003	
(in millions of Korean won)	**External sales**	**Operating Income (loss)**	**External sales**	**Operating Income (loss)**
Business Division				
Digital Display & Media [1]	₩16,134,244	₩ 370,620	₩13,343,503	₩ 481,554
Digital Appliance	10,135,823	507,388	8,587,184	567,523
Telecommunication Equipment & Handset [1]	9,451,387	616,653	8,218,024	293,581
LCD	8,328,170	1,728,357	6,098,335	1,101,127
Other businesses and supporting division	2,732,209	164,666	2,794,520	83,204
Elimination of internal transactions	(3,532,387)	(96,462)	(3,447,031)	(99,888)
	₩43,249,446	₩3,291,222	₩35,594,534	₩2,427,101

[1] As of January 1, 2004, LGE reorganized its business structure and transferred the PC business from the Telecommunication Equipment & Handset division to the Digital Display & Media division .

Financial data by geographic area for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004		2003	
	External sales	**Ratio**	**External sales**	**Ratio**
Domestic	₩ 5,900,313	14%	₩ 6,039,966	17%
North America	9,639,516	22%	8,153,919	23%
Europe	6,959,040	16%	5,635,523	16%
Central & South America	1,714,473	4%	1,186,900	3%
Central Asia & Africa	2,420,290	6%	1,843,333	5%
Asia	8,872,275	20%	7,338,556	21%
China	5,460,955	13%	3,314,080	9%
CIS	2,282,584	5%	2,082,257	6%
	₩ 43,249,446	100%	₩ 35,594,534	100%

27. Value Added Information

LGE's details of accounts included in the computation of value added based on non-consolidated financial statements for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	2004			2003		
	Selling and administrative expenses	**Manufacturing costs**	**Total**	**Selling and administrative expenses**	**Manufacturing costs**	**Total**
Salaries	₩ 632,759	₩ 736,913	₩ 1,369,672	₩ 490,534	₩ 590,443	₩ 1,080,977
Severance benefits	67,667	105,915	173,582	57,248	78,502	135,750
Welfare expenses	88,818	125,454	214,272	82,149	123,289	205,438
Rental charges	55,694	11,165	66,859	44,770	13,946	58,716
Depreciation and amortization	284,198	383,168	667,366	293,181	324,713	617,894
Taxes and dues	14,346	10,559	24,905	9,449	8,376	17,825
	₩ 1,143,482	₩ 1,373,174	₩ 2,516,656	₩ 977,331	₩ 1,139,269	₩ 2,116,600

28. Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the years ended December 31, 2004 and 2003, are as follows:

(in millions of Korean won)	**2004**	**2003**
Transfer to property, plant and equipment from construction-in-progress	₩ 627,760	₩ 435,366
Reclassification of current maturities of long-term debt	110,504	4,475
Reclassification of current maturities of debentures	909,137	985,251
Increase (decrease) in other accounts payable in relation to the acquisition of property, plant and equipment	(60,551)	229,430
Increase in assets due to changes in subsidiaries	-	537,049
Increase in liabilities due to changes in subsidiaries	-	258,515

29. Subsequent Events

The Company and IBM Korea Inc. divided their joint venture company, LG IBM PC Co., Ltd. and on January 1, 2005 the Company merged with a portion of the PC division from the joint venture.

On January 24, 2005, the Company signed a memorandum of understanding with Nortel Networks Corporation of Canada for establishment of a joint venture to engage in the field of communication equipment and networking solution.

30. Reclassification of Prior Year Financial Statement Presentation

Certain amounts in the consolidated financial statements as of and for December 31, 2003, presented herein for comparative purposes, have been reclassified to conform to the consolidated financial statements presentation as of and for the year ended December 31, 2004. These reclassifications had no effect on previously reported net income or shareholders' equity.

Filing No. : 82-3857


LG Electronics

May, 2005


JUN - 2 2005
WASH, D.C.

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

May 25, 2005

* Filing No. : 82-3857

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed documents that LG Electronics Inc. (formerly Goldstar Co., Ltd.) is required to file with the U.S. Securities and Exchange Commission.

Further, we will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

Mike Miller
Manager
International Finance Group

CONTENTS

I. The Company's Issuance of Bonds

LG Electronics Inc.
Documents Released by LG Electronics Inc.
Since September, 2004 and
Furnished to the SEC Under Rule 12g3-2(b)

Report to KFSC

Registration statements/
Prospectus for the Company's
issue of the following securities
by Public Offering

Issuance of non- guaranteed corporate bond in the amount of KRW 150 billion	Amount :	KRW 150 billion
	Issue Date :	September 23, 2004
	Maturity Date :	September 23, 2009
	Issue Price:	98.87% of par
	Denomination:	KRW 100 million per bond
	Coupon Rate :	4.00%

Report on the Company's issuance of the following debentures by private placement

None

II. Public Announcements

Report to KSE

Direct public announcement &
Report of the contents of
direct public announcement

Investment in Overseas Subsidiary	October 4, 2004
Results Report	October 19, 2004
Merger Decision	November 1, 2004
Change in Holdings by Major Shareholder	November 9, 2004
Results Report	November 22, 2004
Change in Holdings by Major Shareholder	December 10, 2004
Investment in Subsidiary	December 16, 2004
Results Report	December 20, 2004
Merger Completion	January 5, 2005
Other Major Management Event	January 18, 2005
Other Major Management Event	January 24, 2004
Results Report	January 25, 2005
Cash Dividend Decision	January 25, 2005
Call Annual General Meeting of Shareholders	February 21, 2005
Change in Holdings by Major Shareholder	February 23, 2005
Investment in Subsidiary	March 4, 2005
General Annual Shareholder Meeting Results	March 11, 2005

Investment in Subsidiary	March 22, 2005
Decision to Liquidate Treasury Shares	March 23, 2005
Award of Stock Options	March 23, 2005
Change in Holdings by Major Shareholder	April 1, 2005
Investment in Overseas Subsidiary	April 7, 2005
Results Report	April 19, 2005
Decision to Issue a Debenture	May 6, 2005

Company LG Electronics Incorporated

Headline Investment in Overseas Subsidiary

Released October 5, 2004

Investment in LG Electronics Mlawa Sp. Zo. O

Detail on company receiving investment
Name: LG Electronics Mlawa Sp. Zo. O
Relationship: Overseas production and sales subsidiary
Type of investment: Cash equity injection
Investment decision date: October 1, 2004
Board Member Attendance: No board approval required
Total investment scope: KRW 36,533,595,000
Post investment shareholding: 100%

Company LG Electronics Incorporated

Headline Results Report

Released October 19, 2004

3Q Results

Term	3Q 2004					
(Units : 100 million KRW, %)		3Q 2004	2Q 2004	% Increase over 2Q 2004	3Q 2003	% Increase over 3Q 2003
1. 3Q 2004 results (audit report basis)	Sales Gross Profit	61,125	60,290	1.4	49,161	24.3
	Operating Profit	15,369	15,080	1.9	11,206	37.2
	Oridnary Profit	3,554	3,926	-9.5	1,851	92.0
	Net Income	4,417	6,723	-34.3	3,217	37.3
		3,044	4,935	-38.3	2,238	36.0
2. Plan for 4Q 2004	Anticipate 15% growth in sales over 4Q 2003 (2003 4Q sales were 5.41 trillion KRW)					

Company	LG Electronics Incorporated
Headline	Merger Decision
Released	November 1, 2004

Decision to Merge with the LGE Business from LG IBM PC Co., Ltd.

Notice of approval to merge the LG Electronics' business portion of LG-IBM Personal Computers into LG Electronics ("LGE"), in accordance with the Korean regulations on Small-scale Mergers

On November 17, 2004, LGE's Board of Directors approved a motion to merge the LGE business from the former Korean joint venture, LG-IBM Personal Computers Co., Ltd., ("LGIBM") into LGE from January 1, 2005.

Earlier, on August 31, 2004, LGE and IBM agreed to end their Korean joint venture, LGIBM. Consequently the joint venture was split into an LGE business and an IBM business. LGE's board has approved the proposal to merge the LGE business from LGIBM into LGE's personal computer division in accordance with the Small-scale Merger regulations in Article 530.3 and 530.11 of the Commercial Code.

In accordance with the regulations on Small-scale Mergers, shareholders of LGE who objected to the Small-scale Merger were invited to register their objections from November 2, 2004 through November 16, 2004. During this period, owners of 1,451,666 shares registered opposition to the Small-scale Merger, which corresponds to 0.93% of the outstanding shares of LGE. Since the number of objecting shares comes to less than 20% of LGE's total outstanding shares, LGE will proceed with the merger without convening a meeting of shareholders.

In accordance with LGE's rules governing meetings of the Board of Directors, a decision by the CEO has been substituted for a decision by the Board of Directors

---

For more detail on the merger, please refer to the following factsheet:

Detail: A standard value (base share price) for merger was computed for LGE in accordance with Article 84:7 of the Securities Exchange Law, and Article 36:12 of the Enforcement Ordinance to the same law. Then a standard value for merger (intrinsic value) was computed for the LGE Business of the unlisted LGIBM in accordance with Article 84:7 of the Enforcement Ordinance to the Securities Exchange Law, Article 36:12 of the Enforcement Regulations to the Securities Exchange Law, Article 82 of the Regulations on the Issue and Public Disclosure of Marketable Securities and Articles 5 through 9 of the Detailed Enforcement Regulations to the Regulations on the Issue and Public Disclosure of Marketable Securities

Calculations: Before the split and merger, LGIBM had issued a total of 4,860,000 shares and the LGE Business of LGIBM corresponded to 49% of LGIBM, or 2,381,000 shares

Prior to the split and merger, IBM Korea was the beneficial owner of 51% of the shares of LGIBM, so after the split, IBM Korea owns 51% of the shares of the LGE Business of LGIBM

Per-share valuation of LGE came to 63,200 KRW for LGE (5,000 KRW per share par value) and per share valuation of the LGE Business of LGIBM came to 6,442 KRW (5,000 KRW per share par value), which leads to a merger value of 1:0.1019363. This is not very different from the merger ratio of 1:0.1011390, calculated from the net asset value of the LGE Business of LGIBM at the time of the split and merger contract between the two parties LGE and IBM Korea. 1:0.1011390 is a smaller merger ratio than 1:0.1019363, so it is more beneficial for the minority share holders of LGE. Therefore we have decided that it is most appropriate to use 1:0.1011390 as the ratio of the merger of the LGE Business of LGIBM into LGE

Since the merger ratio (1:0.1011390) yields a total of 240,852 shares (the number of LGE shares which correspond to the LGE Business of LGIBM), LGE will issue 51% of this number—122,834 shares—to IBM Korea in exchange for the portion of the LGE Business of LG IBM owned by IBM Korea. LGE will not issue 118,018 new shares for the remaining 49% of the LGE Business of LGIBM that is already owned by LGE

Shares Issued: LGE will issue 122,834 ordinary shares in exchange for the 51% portion of the LGE Business of LGIBM held by IBM Korea

Company	LG Electronics Incorporated
Headline	Change in Holdings by Major Shareholder
Released	November 9, 2004

Change in Holdings by Major Shareholder

1. Total Shares Outstanding
   Ordinary Shares: 139,606,263 shares
   Preferred Shares: 17,185,992 shares

2. Previous Filing
   July 9, 2004

3. Change

Name		Il Sup Kim		ID #	**********
Relationship		Director			
Date of Change	Reason for Change	Share Type	Pre-Change Holdings	Increase/ Decrease	Shares Held After Change
October 26, 2004	Sale in Open Market	Preferred	1,000	-1,000	0

4. Major Shareholder Status

Name	ID No.		Relationship	Ordinary Shares		Preferred Shares	
				# Shares	%	# Shares	%
LG Corp	ID No.	*****	Self	50,341,430	36.06	0	0.00
Bon Ho Koo	ID No.	*****	Relative	4,275	0.00	0	0.00
Suk Hee Koo	ID No.	*****	Relative	916	0.00	0	0.00
Ja Min Koo	ID No.	*****	Relative	1,418	0.00	0	0.00
S.S. Kim	ID No.	*****	Executive	29,708	0.02	594	0.00
Y.S. Kwon	ID No.	*****	Executive	1,993	0.00	0	0.00
LG Electronics	ID No.	*****	Affiliate	791,490	0.57	0	0.00
Il Sup Kim	ID No.	*****	Director	0	0.00	0	0.00
Total				51,171,230	36.65	594	0.00

Company	LG Electronics Incorporated
Headline	Results Report
Released	November 22, 2004

October Results

Term	October 2004				
(Units: 100 million KRW, %)	October 2004	September 2004	% Increase over September 2004	October 2003	% Increase over October 2003
Total Sales	23,516	20,436	15.1%	19,132	22.9%
Digital Appliance Division	4,958	4,641	6.8%	4,875	1.7%
Digital Display & Media Division	8,429	7,464	12.9%	7,829	7.7%
Mobile Communications Division	9,970	8,239	21.0%	6,276	58.9%
Handset Sales (Units: thousand units)	5,085	4,006	26.9%	3,035	67.5%

Company	LG Electronics Incorporated
Headline	Change in Holdings by Major Shareholder
Released	December 10, 2004

Change in Holdings by Major Shareholder

1. Total Shares Outstanding
   Ordinary Shares: 139,606,263 shares
   Preferred Shares: 17,185,992 shares

2. Previous Filing
   November 9, 2004

3. Change

Name		Y.S. Kwon		ID #	**********
Relationship		Executive			
Date of Change	Reason for Change	Share Type	Pre-Change Holdings	Increase/ Decrease	Shares Held After Change
November 18, 2004	Sale in Open Market	Ordinary	1,993	-1,000	993

4. Major Shareholder Status

Name	ID No.		Relationship	Ordinary Shares		Preferred Shares	
				# Shares	%	# Shares	%
LG Corp	ID No.	*****	Self	50,341,430	36.06	0	0.00
Bon Ho Koo	ID No.	*****	Relative	4,275	0.00	0	0.00
Suk Hee Koo	ID No.	*****	Relative	916	0.00	0	0.00
Ja Min Koo	ID No.	*****	Relative	1,418	0.00	0	0.00
S.S. Kim	ID No.	*****	Executive	29,708	0.02	594	0.00
Y.S. Kwon	ID No.	*****	Executive	993	0.00	0	0.00
LG Electronics	ID No.	*****	Affiliate	791,490	0.57	0	0.00
Total				51,171,230	36.65	594	0.00

Company	LG Electronics Incorporated
Headline	Investment in Subsidiary
Released	December 16, 2004

Change in Holdings by Major Shareholder

1. Detail on Invested Company

Company Name: Hi Plaza Co., Ltd.

Relation to Investor: Subsidiary

Amount of Investment: KRW 30,000,000,000

Type of Investment: Purchase shares in primary offering

Shares Purchased: 6,000,000 ordinary shares

Decision Date: December 15, 2004

External Directors in Attendance: 3

External Directors Absent: 1

Audit Committee Members Attended? Yes

Post Investment Shareholding Ratio: 100%

Total Investment in this Investee: KRW 70,510,489,760

Company	LG Electronics Incorporated
Headline	Results Report
Released	December 20, 2004

November Results

Period	November 2004				
(Units: 100 million KRW, %)	November 2004	October 2004	% Increase over October 2004	November 2003	% Increase over November 2003
Total Sales	23,060	23,516	-1.9%	18,679	23.5%
Digital Appliance Division	4,525	4,958	-8.7%	4,127	9.6%
Digital Display & Media Division	7,504	8,429	-11.0%	8,010	-6.3%
Mobile Communications Division	10,855	9,970	8.9%	6,606	64.3%
Handset Sales (Units: 1000 units)	5,544	5,085	9.0%	3,232	71.5%

Company	LG Electronics Incorporated
Headline	Merger Completion
Released	January 5, 2005

Completion of Merger with LGE Business from LG IBM PC Co., Ltd.

Split up of LG IBM PC Co., Ltd. and merger between LG Electronics Inc. and the LGE portion of LG IBM PCs' business was completed on January 1, 2005. Please refer to the following timeline and earlier filings for details.

Date of decision to do split/merger	November 1, 2004
Date of closing shareholder register for voting on split/merger	November 1, 2004
Date of shareholder meeting to approve split/merger	November 17, 2004
Term to buy back shares from dissenting shareholders	N/A
Date of split/merger	January 1, 2005
Date of split/merger registration	January 4, 2005
Other Scheduling	- Date of announcement : November 2, 2004 - Deadline for registering dissent be shareholders : November 16, 2004 - Announcement of opposition by creditors : November 19, 2004 - End of creditor protection actions: December 20, 2004 - Anticipated date of listing of shares used to acquire merged company: January 17, 2005

Company	LG Electronics Incorporated
Headline	Other Major Management Event
Released	January 18, 2005

Obtained International Credit Ratings

On January 18, 2005, LG Electronics Inc. obtained investment-grade ratings from Moody's Investor Service (Baa3) and Standard and Poors (BBB-). In their rating process, the agencies cited:

- Stable profitability and growth strategy of Digital Appliances Division
- High growth results and margins in handsets in Mobile Communications Division
- Clarity of corporate governance
- High production efficiencies and improving brand

Company	LG Electronics Incorporated
Headline	Other Major Management Event
Released	January 24, 2005

Discussions with Nortel Networks about setting up a Joint Venture

1. On January 24, 2005, LG Electronics Inc., and Nortel Networks signed a memorandum of understanding ("MOU") for the establishment of a telecommunications equipment and networking solution joint venture.

2. The MOU states the following:
   - Shareholding: Set up a 50/50 joint venture domiciled in Korea
     ☞ Nortel Networks is expected to hold 50% plus one share
   - CEO from LG Electronics and CFO from Nortel Networks
   - Joint venture will develop and market networking solutions on the back of LGE's CDMA R&D ability and Nortel's technology and global marketing network to achieve synergies and grow in the domestic and international markets

3. LG Electronics and Nortel Networks will work towards a final agreement as quickly as possible and further details will be released as they become available

4. The MOU is non-binding so any content are subject to change. Any changes or developments will be released at a later date

Company	LG Electronics Incorporated
Headline	Results Report
Released	January 25, 2005

4Q Results

Period		4Q 2004				
(Units: million KRW, %)		4Q 2004	3Q 2004	% Increase over 3Q 2004	4Q 2003	% Increase over 4Q 2003
Sales	4Q	65,213	61,125	6.7%	54,175	20.4%
	Year to Date	246,593	-	-	201,769	22.2%
Operating Profit	4Q	949	3,554	-73.3%	1,977	-52.0%
	Year to Date	12,497	-	-	10,622	17.7%
Ordinary Profit	4Q	82	4,417	-98.1%	-575	-
	Year to Date	18,546	-	-	8,368	121.6%
Net Profit	4Q	1,436	3,044	-52.8%	-172	-
	Year to Date	15,262	-	-	6,628	130.3%

Company	LG Electronics Incorporated
Headline	Cash Dividend Decision
Released	January 25, 2005

Decision to Pay a Cash Dividend

1. Dividend per share
   - Common shares: KRW 1,500 (2003 dividend was KRW 1,250)
   - Preferred Shares: KRW 1,550 (2003 dividend was KRW 1,300)
2. Date of closing register for dividend application
   - December 31, 2004
3. Annual total dividend
   - 2004 dividend: KRW 234,850,547,000 (Net Income: KRW 1,526,208,246,170)
   - 2003 dividend: KRW 196,599,821,800 (Net Income: KRW 662,824,222,611)
4. Detail on Board Meeting
   - Date of Board Resolution: January 24, 2005
   - External Directors in Attendance: 3
   - External Directors Absent: 1

Company	LG Electronics Incorporated
Headline	Call Annual Meeting of Shareholders
Released	February 21, 2005

Announcement of Third Annual General Shareholders' Meeting

- Date: March 11, 2005
- Time: 09:00
- Location: Auditorium, B1 Level, East Tower
  LG Twin Towers
  20 Youido-dong Youngdungpo-gu
  Seoul, Korea
- Agenda
  1. Approval of financial results from 2004
     Cash Dividend: KRW 1,500 per ordinary share, KRW 1,550 per preferred share
  2. Amendment of Articles of Incorporation
  3. Appointment of Director
  4. Approval of Remuneration Limit for Directors
- Details on Board Meeting:
  1. Date of Board Resolution: February 19, 2005
  2. External Directors in Attendance: 4
  3. External Directors Absent: 0

Company	LG Electronics Incorporated
Headline	Change in Holdings by Major Shareholder
Released	February 23, 2004

Change in Holdings by Major Shareholder

1. Total Shares Outstanding
   Ordinary Shares: 139,729,097 shares
   Preferred Shares: 17,185,992 shares

2. Previous Filing
   December 10, 2004

3. Change

Name		Y.S. Kwon	ID #	**********	
Relationship		Executive			
Date of Change	Reason for Change	Share Type	Pre-Change Holdings	Increase/ Decrease	Shares Held After Change
February 17, 2004	Sale in Open Market	Ordinary	993	-993	0

4. Major Shareholder Status

Name	ID No.		Relationship	Ordinary Shares		Preferred Shares	
				# Shares	%	# Shares	%
LG Corp	ID No.	*****	Self	50,341,430	36.06	0	0.00
Bon Ho Koo	ID No.	*****	Relative	4,275	0.00	0	0.00
Suk Hee Koo	ID No.	*****	Relative	916	0.00	0	0.00
Ja Min Koo	ID No.	*****	Relative	1,418	0.00	0	0.00
S.S. Kim	ID No.	*****	Executive	29,708	0.02	594	0.00
Y.S. Kwon	ID No.	*****	Executive	0	0.00	0	0.00
LG Electronics	ID No.	*****	Affiliate	791,490	0.57	0	0.00
Total				51,171,230	36.65	594	0.00

Company	LG Electronics Incorporated
Headline	Investment in Overseas Subsidiary
Released	March 4, 2004

Investment in LG Electronics Mlawa Sp. Zo. O

Detail on company receiving investment
Name: LG Electronics Mlawa Sp. Zo. O
Size of Investment: KRW 25,432,251,900
Relationship: Overseas production and sales subsidiary
Type of investment: Cash equity injection
Investment decision date: March 3, 2004
Board Member Attendance: No board approval required
Total investment in this subsidiary: KRW 59,156,766,900
Post investment shareholding: 100%

Company LG Electronics Incorporated

Headline Results from Annual General Shareholders' Meeting

Released March 11, 2004

Investment in LG Electronics Mlawa Sp. Zo. O

Approval of Financial Results			
Term 3			
-Total Assets(Million KRW)	13,234,241	- Sales (million KRW)	24,659,317
-Total Liabilities(Million KRW)	8,218,074	- Operating Income (million KRW)	1,249,734
-Total Capital Stock (million KRW)	783,961	- Net Income (Million KRW)	1,545,954
-Total Equity (million KRW)	5,016,167	* Per-share net income (KRW)	9,890
*External Auditor Opinion		Unqualified	

2.Dividend Decision				
Cash Dividend	Dividend per share (KRW)	Ordinary Shares	Term end dividend	1,500
			Mid-term dividend	-
		Preferred Shares	Term end dividend	1,550
			Mid-term dividend	-
	Total Dividend Paid (million KRW)			234,851
	Dividend amount/ par value per share	Ordinary Shares		2.45
				4.27

3.Appointment of Directors		
A. Status of Appointed Directors		Term extended for 1 non-standing director
B. External Director Status	Total Directors	7
	Total External Directors	4
	External Director Ratio (%)	57.14
C. After Appointment	Standing Auditor	-

Auditor Number	Non-standing Auditor	-
D. Audit committee after appointment	External directors on audit committee	3
	Non-external directors on audit committee	-
4.Other approved Items		▶ Item 2: Amendment to Articles of Incorporation -Approved ▶ Item 3: Appointment of Director -Approved ▶ Item 4: Remuneration Limit for Directors -Approved
5.Date of annual general meeting		March 11, 2005

Company	LG Electronics Incorporated
Headline	Investment in Overseas Subsidiary
Released	March 22, 2004

Investment in LG Electronics Mlawa Sp. Zo. O

Detail on company receiving investment
Name: LG Electronics de Sao Paulo Ltda
Size of Investment: KRW 50,145,000,000
Relationship: Overseas production and sales subsidiary
Type of investment: Cash equity injection
Investment decision date: March 21, 2004
Board Member Attendance: No board approval required
Total investment in this subsidiary: KRW 84,203,467,954
Post investment shareholding: 100%

Company	LG Electronics Incorporated
Headline	Decision to Liquidate Treasury Shares
Released	March 23, 2004

Decision to Liquidate Treasury Shares

1. Purpose for liquidation: Incentive pay for executives
2. Treasury shares to be liquidated: 32,000 ordinary shares
3. Anticipated income from liquidation: KRW 2,160,000,000
4. Term for Liquidation: April 11, 2005
5. Board Resolution Detail
   - Date of Board Resoluiton: March 22, 2005
   - External Directors in Attendance: 3
   - External Directors Absent: 1

Company	LG Electronics Incorporated
Headline	Award of Stock Options
Released	March 23, 2004

Award of Stock Options as Incentive Pay to Executives

1.Grant Specifics	Number of Recipients		26
	Maximum No. of Shares Granted		1,569,151
	Previously Granted	Ordinary	–
		Preferred	–
	Granted This Time	Ordinary	766,000
		Preferred	–
	Method of Grant		Pay the Difference
	Grant Date		March 22, 2005
	Board Resolution Date		March 22, 2005
	Attendance by External Directors	Attended	3
		Absent	1
	Attendance by Auditor		–
2. Conditions on Exercise	Term	Begin	March 23, 2008
		End	March 22, 2012
	Strike Price (KRW)	Ordinary Shares	71,130
		Preferred Shares	–

Company LG Electronics Incorporated

Headline Change in Holdings by Major Shareholder

Released April 1, 2005

Change in Holdings by Major Shareholder

1. Total Shares Outstanding
   Ordinary Shares: 139,737,654 shares
   Preferred Shares: 17,185,992 shares

2. Previous Filing
   February 23, 2005

3. Change

Name		Ja Min Koo		ID #	**********
Relationship		Relative			
Date of Change	Reason for Change	Share Type	Pre-Change Holdings	Increase/ Decrease	Shares Held After Change
March 25, 2005	Removal as Affiliate	Ordinary	1,418	-1,418	0

4. Major Shareholder Status

Name	ID No.		Relationship	Ordinary Shares		Preferred Shares	
				# Shares	%	# Shares	%
LG Corp	ID No.	*****	Self	50,341,430	36.06	0	0.00
Bon Ho Koo	ID No.	*****	Relative	4,275	0.00	0	0.00
Suk Hee Koo	ID No.	*****	Relative	916	0.00	0	0.00
S.S. Kim	ID No.	*****	Executive	29,708	0.02	594	0.00
Y.S. Kwon	ID No.	*****	Executive	0	0.00	0	0.00
LG Electronics	ID No.	*****	Affiliate	791,490	0.57	0	0.00
Total				51,171,230	36.65	594	0.00

Company	LG Electronics Incorporated
Headline	Investment in Overseas Subsidiary
Released	April 7, 2005

Investment in LG Electronics Mlawa Sp. Zo. O

Detail on company receiving investment
Name: LG Electronics Mlawa Sp. Zo. O
Size of Investment: KRW 30,471,296,800
Relationship: Overseas production and sales subsidiary
Type of investment: Cash equity injection
Investment decision date: April 6, 2005
Board Member Attendance: No board approval required
Total investment in this subsidiary: KRW 88,618,954,900
Post investment shareholding: 100%

Company LG Electronics Incorporated

Headline Results Report

Released April 19, 2005

1Q Results

Term		1Q 2005				
(Units : million KRW, %)		1Q 2005	4Q 2004	% Increase over 4Q 2004	1Q 2004	% Increase over 1Q 2004
Sales	This Term	59,585	65,213	-8.6%	59,964	-0.6%
	Year-to-date	59,585	246,593	-	59,964	-0.6%
Operating Profit	This Term	2,798	949	194.8%	4,069	-31.2%
	Year-to-date	2,798	12,497	-	4,069	-31.2%
Ordinary Profit	This Term	766	136	463.2%	7,324	-89.5%
	Year-to-date	766	18,601	-	7,324	-89.5%
Net Income	This Term	832	1,634	-49.1%	5,847	-85.8%
	Year-to-date	832	15,460	-	5,847	-85.8%

Company	LG Electronics Incorporated
Headline	Decision to Issue Debenture
Released	May 6, 2005

Decision to Issue a Debenture Overseas

Debenture Type		#	48	Type	Registered overseas debenture without security
2. Total amount	Amount	600,000,000			USD
	In KRW	601,140,000,000			
	Exchange Rate	1,001.90			
3. Issue Market		Overseas (US, Europe, Asia)			
4. Issue Type		Public			
5. Funding Reason	Capex (KRW)	0			
	Working Capital (KRW)	0			
	Other (KRW)	601,140,000,000			
6. Interest	Coupon (%)	-			
	Yield (%)	-			
7. Tenor		-			
8. Interest Payment Method		6 month payments in arrears			
9. Principal Repayment Method		Bullet payment at maturity			
10. Issue method		Through DTC to Qualified Institutional Buyers in the US according to Rule 144A and publicly to investors in other regions			
11. Pricing Date		May 12, 2005			
12. Payment Date		May 18, 2005			
13. Underwriters		- Korea Development Bank - Citigroup Global Markets Inc. - Credit Suisse First Boston(Europe) Limited - Lehman Brothers International(Europe)			
14. Listed Market		Singapore Stock Exchange			

<table>
<tr><td colspan="2"></td><td>(Singapore Stock Exchange)</td></tr>
<tr><td colspan="2">15. Board Resolution Date</td><td>May 4, 2005</td></tr>
<tr><td rowspan="2">- Attendance by External Directors</td><td>In Attendance</td><td>4</td></tr>
<tr><td>Absent</td><td>0</td></tr>
<tr><td colspan="2">- Attendance by Auditor</td><td>-</td></tr>
<tr><td colspan="2">16. 기타</td><td>- The issue number is LG Electronics serial bond issue number

- The above facts are estimates and are subject to change</td></tr>
</table>

Ⅲ. Audit Reports for 2004

- Please find consolidated and non-consolidated audit reports enclosed. -